Filed Pursuant to Rule 424(b)(4)
Registration No. 333-174974

7,038,230 Shares

Common Stock

This is the initial public offering of Ubiquiti Networks, Inc. Prior to this offering, there has been no public market for our common stock. We are offering 2,395,328 shares and the selling stockholders identified in this prospectus are offering 4,642,902 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “UBNT,” subject to official notice of issuance.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$15.0000	$105,573,450
Underwriting discounts and commissions	$1.1025	$7,126,208
Proceeds to Ubiquiti, before expenses	$13.9875	$33,504,650
Proceeds to selling stockholders, before expenses	$13.9875	$64,942,592

Entities affiliated with Summit Partners, L.P. have granted the underwriters the right to purchase up to 1,055,734 additional shares of common stock from them at the public offering price, to cover over-allotments.

UBS Investment Bank	Deutsche Bank Securities	Raymond James

Pacific Crest Securities	ThinkEquity LLC

The underwriters expect to deliver the shares of common stock to purchasers on October 19, 2011.

The date of this prospectus is October 13, 2011

You should rely only on the information contained in this prospectus. Neither we, the underwriters nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including November 7, 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements set forth elsewhere. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus.

Business Overview

We are a product driven company that leverages innovative proprietary technologies to deliver wireless networking solutions with compelling price-performance characteristics to both start-up and established network operators and service providers. Our products bridge the digital divide by fundamentally changing the economics of deploying high performance wireless networking solutions in underserved and underpenetrated markets globally. These markets include emerging markets and other areas where individual users and small and medium sized enterprises do not have access to the benefits of carrier class broadband networking. Our business model has enabled us to break down traditional barriers such as high product and network deployment costs that are driven by business model inefficiencies and achieve rapid market adoption of our products and solutions in previously underserved and underpenetrated markets. Our business model and proprietary technologies provide us with a significant and sustainable competitive advantage over incumbents, who we believe are unable to respond effectively due to their higher cost business models.

We offer a broad and expanding portfolio of wireless networking products and solutions and we recently introduced products in the enterprise wireless local area network, or WLAN, and video surveillance markets. Our products and solutions, based on our proprietary technologies, include high performance radios, antennas and management tools that have been designed to deliver carrier class performance for wireless networking and other applications in the unlicensed radio frequency, or RF, spectrum. Our products and solutions are integrated and flexible, which substantially reduces the cost and complexity of installation, maintenance and management of wireless networks. Our products and solutions meet the demanding performance requirements of video, voice and data applications, have a low total cost of ownership and are broadly adopted by network operators and service providers to deploy fast, scalable and reliable wireless networks.

Our business model is driven by a large, growing and engaged community of network operators, service providers and distributors, which we refer to as the Ubiquiti Community. The Ubiquiti Community is a critical element of our business strategy as it has enabled us to redefine the traditional models for product development, sales and marketing and product support in the following key ways:

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Product development.    Our products and solutions benefit from the active engagement between the Ubiquiti Community and engineers throughout the product development cycle, which eliminates long and expensive multistep internal processes and results in rapid introduction and adoption of optimally designed products. This approach significantly reduces our development costs and the time to market for our products.

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Sales and marketing.    We do not currently have a direct sales force, but instead rely on the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost effectively than is possible through traditional sales models.

▪

Product support.    The engaged members of the Ubiquiti Community have enabled us to foster a large, cost efficient, highly scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information.

The savings we achieve by relying on the Ubiquiti Community in the areas of product development, sales and marketing and product support are passed along to network operators and service providers in the form of prices that are a fraction of those of existing alternative solutions.

Building on our leadership in the underserved and underpenetrated segments of the wireless broadband access market, we intend to expand our product offerings in our existing market and enter adjacent markets by relying on the combination of our efficient business model and proprietary technologies to provide products and solutions with compelling price-performance characteristics to customers in those markets.

Our revenues were $63.1 million, $137.0 million and $197.9 million in the fiscal years ended June 30, 2009, 2010 and 2011, respectively. In accordance with accounting standards generally accepted in the United States of America, or GAAP, we had net income (loss) of $9.9 million, $(5.5) million and $49.7 million in the fiscal years ended June 30, 2009, 2010 and 2011, respectively. Our GAAP net loss in the fiscal year ended June 30, 2010 reflected a one time compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the sale of our Series A preferred stock, which we refer to collectively as the Summit transaction and a $1.6 million charge for a regulatory export compliance issue. Excluding stock-based compensation expense, we have been profitable since fiscal 2006. In this prospectus, we refer to the fiscal years ended June 30, 2009, 2010 and 2011 as fiscal 2009, fiscal 2010 and fiscal 2011, respectively. As of June 30, 2011, we had 92 full time equivalent employees in four offices worldwide.

Industry Overview

Wired networking solutions have traditionally been used to address increasing consumer and enterprise bandwidth needs. However, the high capital and operating costs and long market lead times associated with building and installing infrastructure for wired networks has severely limited the widespread deployment of these networks in underserved and underpenetrated areas of developed countries and emerging markets. Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets and for offering a host of other services and solutions. According to Gartner, Inc.,1 an independent market research firm, aggregate end-user spending on wireless networking equipment for enterprise WLAN wireless broadband access, and Long Term Evolution, or LTE, solutions are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a compound annual growth rate, or CAGR, of 34%.

Underserved and underpenetrated markets.    Emerging markets and remote areas in developed markets remain significantly underserved and underpenetrated for broadband access. According to a forecast by Gartner Inc., an independent market research firm, fixed wireless household broadband penetration rates for 2009 and 2010 in emerging countries was a fifth of the broadband penetration in developed countries, whereas the aggregate number of households in emerging countries was approximately four times the aggregate number of households of developed countries.2 We believe this is due to the lack of an established network infrastructure and the high initial deployment costs.

Limitation of existing solutions.    Existing wireless networking technologies such as 802.11 standard based Wi-Fi, WiMAX and LTE have been designed to satisfy the increasing demand for broadband access and support mobility, but often fail to meet the price-performance requirements of wireless networking in emerging markets, which in turn has led to low penetration and large populations of unaddressed users in these areas.

Increasing use of the unlicensed spectrum.    In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. As a result of high demand for the unlicensed RF spectrum, use of this spectrum to provide high quality wireless networking has become more challenging and congestion is limiting the growth of wireless networks.

[1]	Gartner, Inc., Forecast Carrier Network Infrastructure, Worldwide, 2008-2015, 2Q11 Update, Peter Kjeldsen et al., June, 2011 and Forecast: Enterprise WLAN Equipment, Worldwide, 2006-2015, 2Q11 Update, Christian Canales, May, 2011.
[2]	Gartner, Inc., Forecast: Consumer Fixed Voice, Internet and Broadband Services, Worldwide, 2008-2015, 2Q11 Update. Amanda Sabia et al., May, 2011.

Government incentives for broadband access.    Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses.

To provide robust wireless networks that meet the price-performance needs of individuals and businesses in underserved and underpenetrated markets, vendors of wireless networking solutions must solve some of the problems facing existing solutions:

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Poor performance.    Existing wireless networking solutions built for the licensed RF spectrum are designed to operate in more predictable environments and are not optimized for the crowded and less reliable unlicensed spectrum.

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High cost of ownership.    Existing alternative solutions, such as fiber-to-the-premises, cable, DSL, WiMAX, LTE and traditional backhaul, provide high capacity, high performance broadband access, but often do not meet the demanding price-performance requirements of underserved and underpenetrated markets.

▪	Complexity. Existing alternative solutions are often difficult to deploy and manage in heterogeneous network environments and require skilled employees or consultants to install and operate.

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Lack of reliability, resiliency and scalability.    Existing wireless solutions are not designed to overcome obstacles and effectively recover from the dynamic changes in wireless spectrum usage that prevail in the unlicensed RF spectrum. Additionally, the performance and reliability of existing wireless networking solutions decline rapidly as the number of subscribers and range of service delivery increases.

Our Solution

Our products and solutions enable both start-up and established network operators and service providers to deploy fast, scalable and reliable wireless networks cost effectively. Our wireless networking solutions offer the following key benefits:

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High performance wireless technologies for the unlicensed RF spectrum.    Our proprietary products and solutions include high performance radios, antennas and management tools that have been designed to deliver carrier class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our products and solutions overcome significant performance challenges such as dynamic spectrum noise, device interference, outdoor obstacles and unpredictable levels of video, voice and data performance.

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Unparalleled cost effectiveness.    Our products and solutions have been designed to enable service providers and network operators to deliver carrier class performance to their subscribers within the economic constraints of underserved and underpenetrated markets. The deployment and operation of our solutions require a fraction of the capital expenditures and network maintenance costs of those associated with existing alternative solutions.

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Integrated and easy to deploy and manage.    Our integrated products and solutions eliminate significant complexity associated with the installation, management and expansion of wireless networks. The level of integration between our products is designed to enable network operators and service providers to use a plug and play approach to delivering wireless broadband access and other services that have carrier class performance without significant management or upgrade complexity.

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Reliable and scalable.    The reliability and predictability of our products and solutions enable network operators and service providers to deliver to their subscribers carrier class broadband connectivity in unlicensed RF spectrum. The combination of our key proprietary technologies enables us to deliver reliable network performance that scales efficiently with an increase in the number of subscribers, range of service delivery, network size and number of applications for video, voice and data.

Our Strategy

Our goal is to become a dominant player in the market for communications technology for underserved and underpenetrated markets. Key elements of our strategy include the following:

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Continue to enhance our leadership in the wireless broadband access market.    We intend to continue to disrupt wireless broadband markets by introducing products and solutions that deliver carrier class performance and compelling economic value.

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Leverage our technologies and business model in adjacent markets.    We intend to leverage our technologies and business model to target other large and growing markets that we believe are ripe for disruption, such as enterprise WLAN, video surveillance, supervisory control and data acquisition, or SCADA, and licensed microwave wireless backhaul markets. For example, we introduced our UniFi product line, an enterprise WLAN offering, in January 2011 and our AirVision and AirCam product lines, our video surveillance offerings, in August 2011.

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Maintain and extend our technological leadership.    We intend to continue to develop innovative hardware solutions and management tools for our target markets. We believe that our continued focus on developing such technologies will allow us to deliver products and solutions with disruptive price-performance characteristics in our markets.

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Extend our powerful user community.    As we move into adjacent markets, we intend to foster additional self-reinforcing, customer driven communities and to continue to grow the Ubiquiti Community, to increase awareness of our brand and assist us with product development, sales, viral marketing and product support.

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Evaluate and pursue strategic acquisitions.    We intend to evaluate strategic investment and acquisition opportunities to enhance the features and functions of our products and solutions, extend our product portfolio, increase our geographic presence and take advantage of new market opportunities while preserving our business model.

Risks Associated with our Business

Our business is subject to numerous risks which you should consider before investing in our common stock. You should carefully consider the risks and uncertainties described in “Risk Factors” beginning on page 10 and the information set forth below:

▪	We have limited visibility into our future sales, which makes our future operating results difficult to predict.

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We derive the majority of our revenues from our 802.11 and AirMax wireless networking products and solutions for the unlicensed wireless spectrum and we may not be able to successfully develop and introduce other types of products.

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We rely on the Ubiquiti Community for assistance with product ideas, referrals and end user support and any decrease in participation in the Ubiquiti Community would negatively impact our business and financial results.

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We are dependent on a sole supplier, Atheros Communications, Inc., a subsidiary of Qualcomm, for certain chipsets. These chipsets are included in substantially all of our products. Our contract with Atheros may be terminated for convenience by either party when it reaches the end of its annual term on September 1, 2012.

▪

Although we did not intend to do so, we have violated certain U.S. export control and economic sanction laws in the past and we cannot currently assess the nature and extent of any fines or other penalties, if any, that the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, may impose against us or our employees for these violations. Any fines, if materially different from our estimates, or other penalties, could have a negative effect on our business and financial results if they are substantial or we are unable to export our products.

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Due to our historically lean corporate infrastructure we are still developing our processes and procedures to ensure that we continue to have an effective system of internal controls over financial reports. If we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Corporate Information

We incorporated in the State of California in 2003 as Pera Networks, Inc. and were largely inactive until we commenced our current operations in 2005 and changed our name to Ubiquiti Networks, Inc. at that time. In June 2010, Ubiquiti Networks, Inc., a California corporation, changed its state of organization to Delaware by merging with and into Ubiquiti Networks, Inc., a Delaware corporation. Our executive offices are located at 91 E. Tasman Drive, San Jose, California 95134, and our telephone number is (408) 942-3085. Our website address is www.ubnt.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Unless the context requires otherwise, the words “we,” “us,” “our” and “Ubiquiti” refer to Ubiquiti Networks, Inc. and its subsidiaries as a whole.

We own the Ubiquiti Networks trademark and a trademark for our logo, registered with the European Union, or the EU. We own trademarks for AirControl, AirGrid, AirMax, AirView, UBNT and for our AirOS logo, in each case registered with the U.S. Patent and Trademark Office. Additionally, we have trademark applications pending with the U.S. Patent and Trademark Office for AirSync, AirSelect, AirVision, AirBeam, UniFi, AirFiber, AirWire, Ubiquiti Networks and AirBlast. We also have trademark applications pending in China for Ubiquiti Networks and UBNT. Other trademarks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	2,395,328 shares

Common stock offered by the selling stockholders	4,642,902 shares

Over-allotment option	1,055,734 shares

Common stock outstanding after this offering	89,740,183 shares (assuming no exercise of the over-allotment option)

Use of proceeds	Pursuant to the terms of our outstanding convertible subordinated promissory notes in the aggregate principal amount of $34 million, we have agreed to repay principal and interest then outstanding out of the proceeds from this offering. We do not intend to repay our outstanding $35 million term loan with the proceeds of this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed NASDAQ Global Select Market symbol	“UBNT”

The shares of common stock to be outstanding on a pro forma as adjusted basis after this offering in this table are based on 98,720,585 shares of our common stock outstanding as of June 30, 2011, less 12,041,700 shares of our Series A preferred stock that we repurchased in July 2011, and exclude:

▪	6,171,707 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of June 30, 2011, with a weighted average exercise price of $0.72 per share;

▪	488,385 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of June 30, 2011;

▪	148,000 shares of our common stock issuable upon exercise of options we granted after June 30, 2011, with a weighted average exercise price of $9.61 per share;

▪	66,250 shares of our common stock issued and outstanding pursuant to the exercise of options and restricted stock units, or RSUs, after June 30, 2011; and

▪	6,476,383 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan.

Unless otherwise noted, the information in this prospectus reflects and assumes:

▪	no exercise of the underwriters’ over-allotment option;

▪	the four for one forward split of our common and preferred stock completed in fiscal 2010;

▪	the 2.5 for one forward split of our common and preferred stock completed in October 2011;

▪	the conversion of each outstanding share of preferred stock into one share of common stock immediately prior to the completion of this offering; and

▪	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data for fiscal 2009, fiscal 2010 and fiscal 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future results and should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended June 30,
	2009	2010	2011
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$63,121	$136,952	$197,874
Cost of revenues(1)	37,181	82,404	117,062

Gross profit	25,940	54,548	80,812

Operating expenses:
Research and development(1)	5,166	31,704	11,374
Sales, general and administrative (1)(2)	2,946	18,162	7,358

Total operating expenses	8,112	49,866	18,732

Income from operations	17,828	4,682	62,080
Interest income	118	64	78
Other income, net	—	517	1

Income before provision for income taxes	17,946	5,263	62,159
Provision for income taxes	8,057	10,719	12,432

Net income (loss)	9,889	(5,456)	49,727
Preferred stock cumulative dividend	—	(1,336)	(4,333)
Accretion of cost of preferred stock	—	(100)	(37,735)
Less allocation of net income to participating preferred stockholders	—	—	(2,784)

Net income (loss) attributable to common stockholders—basic	9,889	(6,892)	4,875
Undistributed earnings re-allocated to common stockholders	—	—	103

Net income (loss) attributable to common stockholders—diluted	$9,889	$(6,892)	$4,978

Net income (loss) per share of common stock:
Basic	$0.10	$(0.08)	$0.08
Diluted	$0.09	$(0.08)	$0.07
Weighted average shares used in computing net income per share of common stock:
Basic	101,687	88,972	63,092

Diluted	105,585	88,972	66,907

Pro forma net income per share of common stock (unaudited):
Basic			$0.50

Diluted			$0.48

Weighted average shares used in computing pro forma net income per share of common stock (unaudited):
Basic(3)			99,127

Diluted(3)			102,942

(1) Includes stock-based compensation as follows:
Cost of revenues	$5	$124	$30
Research and development	315	26,221	285
Sales, general and administrative	185	9,814	637

Total stock-based compensation	$505	$36,159	$952

(2) Includes a charge for an export compliance matter as follows:	$—	$1,625	$—

(3)	Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred at the beginning of the period.

	Years Ended June 30,
	2009	2010	2011
Additional Non-GAAP Key Metrics:	(In thousands, except percentages)
Net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes	$10,268	$32,023	$50,298
Operating expenses excluding stock-based compensation and a charge for a regulatory export compliance issue as a percentage of total revenues	12.1%	8.8%	9.0%

Our management primarily uses non-GAAP key metrics to measure our performance. We exclude stock-based compensation and a charge for a regulatory export compliance issue from these non-GAAP key metrics because we believe these measures provide an alternative depiction of our actual operating results, particularly in light of the Summit transaction (see page 45). Because these non-GAAP key metrics exclude certain expenses such as stock-based compensation and a charge for an export compliance matter and the tax effect of these adjustments, these measures provide us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use non-GAAP key metrics in the preparation of our budgets and to measure and monitor our performance and may from time to time amend our definition of our non-GAAP key metrics to exclude certain recurring and non-recurring costs, and the tax effect of these adjustments. We have chosen to provide this information to investors so they can analyze our operating results in the same way management does and use this information in their assessments of our results. Non-GAAP key metrics are not determined in accordance with GAAP and are not a substitute for or superior to financial measures determined in accordance with GAAP.

	Years Ended June 30,
	2009	2010	2011
Reconciliation of GAAP Net Income (Loss) to net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes:	(In thousands)
GAAP net income (loss)	$9,889	$(5,456)	$49,727
Ordinary course stock-based compensation expense:
Cost of revenues	5	25	30
Research and development	315	27	285
Sales, general and administrative	185	229	637

Total ordinary course stock-based compensation expense	505	281	952

Stock-based compensation expense related to the Summit transaction:
Cost of revenues	—	99	—
Research and development	—	26,194	—
Sales, general and administrative	—	9,585	—

Total stock-based compensation expense related to the Summit transaction	—	35,878	—
Charge for a regulatory export compliance issue	—	1,625	—
Tax effect of stock-based compensation and a charge for a regulatory export compliance issue	(126)	(305)	(381)

Net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes	10,268	32,023	50,298

	June 30, 2011
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,361	$37,361	$35,988
Working capital	90,301	44,301	42,928
Total debt, less current portion	—	62,000	28,000
Total assets	131,678	92,678	90,041
Redeemable convertible preferred stock	145,847	—	—
Common stock and additional paid-in capital	608	53,490	83,975
Treasury stock	(69,515)	(69,515)	(69,515)
Total stockholders’ equity (deficit)	(53,872)	(16,025)	14,460
(1)	On a pro forma basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million is in the form of a convertible promissory note. $7.0 million of the term loan has been classified as a current liability in the pro forma balance sheet data presented.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, the repayment of a convertible promissory note to an existing shareholder of $34.0 million in principal, as well as the estimated net proceeds of $30.5 million from our sale of 2,395,328 shares of common stock that we are offering at the initial public offering price of $15.00 per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.
(3)	If the underwriters exercise their over-allotment option in full, there would be no change in each of pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ equity.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information contained in this prospectus before deciding to purchase any shares of our common stock. These risks could harm our business, operating results, financial condition and prospects. In addition, the trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment.

Risks Related to our Business and Industry

We have limited visibility into future sales, which makes it difficult to forecast our future operating results.

Because of our limited visibility into demand and channel inventory levels, our ability to accurately forecast our future revenues is limited. We sell our products and solutions globally to network operators, service providers and others, primarily through our network of distributors, resellers and original equipment manufacturers, or OEMs. We do not employ a direct sales force. Sales to distributors accounted for 93% and 97% of our revenues in fiscal 2010 and fiscal 2011, respectively. Generally, our distributors are not obligated to promote our products and solutions and are free to promote and sell the products and solutions of our competitors. We sell our products to our distributors on a purchase order basis. Our distributors do not typically provide us with information about market demand for our products. Our operating expenses are fixed in the short-term and we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenues. If we under forecast demand, our ability to fulfill sales orders will be compromised and sales may be deferred or lost altogether as potential purchasers seek alternative solutions.

We are subject to risks associated with our distributors’ inventory management practices. Should any of our distributors fail to resell our products in the period of time they anticipate or overstock inventories to address anticipated supply interruptions that do not occur, our revenues and operating results would suffer in future periods.

Our distributors are required to purchase and maintain their own inventories of our products and have no right to return the products they have purchased. We do not receive information from the distributors regarding their inventory levels or their sales of our products. If our distributors are unable to sell an adequate amount of their inventories of our products, their financial condition may be adversely affected, which could result in a decline in our sales to these distributors. Distributors with whom we do business may face issues maintaining sufficient working capital and liquidity or obtaining credit, which could impair their ability to make timely payments to us. In addition, in the past we have experienced shortages of our products and our distributors have ordered quantities in excess of their anticipated near term demand to insulate themselves from supply interruptions. If, in the future, some distributors decide to purchase more of our products than are required to satisfy customer demand in any particular quarter, inventories at these distributors would grow. These distributors likely would reduce future orders until inventory levels realign with customer demand, which could adversely affect our revenues in a subsequent quarter.

We rely on a limited number of distributors, and the loss of existing, or a need to add new, distributors may cause disruptions in our shipments, which may materially adversely affect our ability to sell our products and achieve our revenue forecasts and we may be unable to sell inventory we have manufactured to meet expected demand in a timely manner, if at all.

Although we have a large number of distributors who sell our products, we sell a substantial majority of our products through a limited number of these distributors. In fiscal 2009, fiscal 2010 and fiscal 2011, Streakwave Wireless Inc. represented 12%, 13% and 15% of our revenues, respectively. In fiscal 2010 and fiscal 2011, Flytec Computers Inc. represented 17% and 20%, of our revenues, respectively. Prior to fiscal 2010, Flytec represented less than 10% of our revenues. We anticipate that we will continue to be dependent upon a limited number of distributors for a significant portion of our revenues for the foreseeable future. The portion of our revenues attributable to a given distributor may also fluctuate in the future. Termination of a relationship with a major distributor, either by us or by the distributor, could result in a temporary or permanent loss of revenues. We may not be successful in finding other suitable distributors on satisfactory terms, or at all, and this could adversely affect our ability to sell in certain geographic markets or to certain network operators and service providers.

Our operating results will vary over time and such fluctuations could cause the market price of our common stock to decline.

Our quarterly operating results fluctuate significantly due to a variety of factors, many of which are outside of our control, and we expect them to continue to do so. Our revenues were $34.1 million, $45.1 million, $51.2 and $67.6 million and our net income was $7.6 million, $11.0 million, $13.0 million and $18.1 million in the three months ended September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, respectively. Because revenues for any future period are not predictable with any significant degree of certainty, you should not rely on our past results as an indication of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts or below any estimates we may provide to the market, the price of our common shares would likely decline substantially. Factors that could cause our operating results and stock price to fluctuate include:

▪	varying demand for our products due to the financial and operating condition of our distributors and their customers, distributor inventory management practices and general economic conditions;

▪	inability of our contract manufacturers and suppliers to meet our demand;

▪	success and timing of new product introductions by us and the performance of our products generally;

▪	announcements by us or our competitors regarding products, promotions or other transactions;

▪	costs related to responding to government inquiries related to regulatory compliance;

▪	our ability to control and reduce product costs;

▪	expenses of our entry into new markets, such as enterprise WLAN, video surveillance, and SCADA;

▪	commencement of litigation or adverse results in litigation;

▪	changes in the manner in which we sell products;

▪	increased warranty costs;

▪	volatility in foreign exchange rates, changes in interest rates and/or the availability and cost of financing or other working capital to our distributors and their customers; and

▪	the impact of write downs of excess and obsolete inventory.

In addition, our business may be subject to seasonality; however, our recent growth rates and timing of product introductions may have masked seasonal changes in demand. Although we have not perceived seasonality to date, we may experience seasonality in the future.

The wireless networking, enterprise WLAN and video surveillance markets in which we compete are highly competitive, and competitive pressures from existing and new products and solutions may have a material adverse effect on our business, revenues, growth rates and market share.

The wireless networking, enterprise WLAN and video surveillance markets in which we compete are highly competitive and are influenced by competitive factors including:

▪	total cost of ownership and return on investment associated with the solutions;

▪	simplicity of deployment and use of the solutions;

▪	ability to rapidly develop high performance integrated solutions;

▪	reliability and scalability of the solutions;

▪	market awareness of a particular brand;

▪	ability to provide secure access to wireless networks;

▪	ability to offer a suite of products and solutions;

▪	ability to allow centralized management of the solutions; and

▪	ability to provide quality product support.

We expect competition to intensify in the future as other established and new companies introduce new products in the same markets we serve or intend to enter and as these markets continue to consolidate. In particular, companies with successful, widely known brands may price their products aggressively to compete with ours. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, end users may switch to other suppliers and our ability to sell our products may be impaired, which could harm our competitive position, revenues and prospects for growth.

A number of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.

As we move into new markets for different types of equipment, our brand may not be as well known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. In the integrated radio market, our competitors include Alvarion Ltd., Motorola Inc. and Trango Systems, Inc. and, in the 900MHz product market, Cisco Systems, Inc. and Proxim Inc. In the embedded radio market, our competitors include Mikrotīkls Ltd. and Senao Networks, Inc. In the backhaul market, our competitors include Ceragon Networks, Inc., DragonWave Inc. and Mikrotīkls. In the CPE market, our competitors include Mikrotīkls, Ruckus Wireless, Inc. and TP-LINK Technologies CO., LTD. In the antenna market, we primarily compete with Andrew Corporation, PCTEL, Inc. and Radio Waves, Inc. In the enterprise WLAN market, we primarily compete with Ruckus, Aruba Networks, Inc. and Cisco. In the video surveillance market, we primarily compete with Vivotek Inc., Axis Communications AB and Mobotix Corp. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they had offered individually. We expect this consolidation to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The competitors resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact perceptions of the viability of smaller and even medium-sized technology companies and, consequently, willingness to purchase from such companies. These pricing pressures and competition from more comprehensive solutions could impair our ability to sell our products profitably, if at all, which could negatively affect our revenues and results of operations.

New entrants and the introduction of other distribution models in our markets may harm our competitive position.

The markets for development, distribution and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products, and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Historically, large, integrated telecommunications equipment suppliers controlled access to the wireless broadband infrastructure equipment and network management software that could be used to extend the geographic reach of wireless internet networks. However, in recent years, network operators and service providers have been able to purchase wireless broadband infrastructure equipment and purchase and implement network management applications from distributors, resellers and OEMs. Increased competition from providers of wireless broadband equipment may result in fewer vendors providing complementary equipment, which could harm our business and revenues. Broadband equipment providers or system integrators may also offer wireless broadband infrastructure equipment for free or as part of a bundled offering, which could force us to reduce our prices or change our selling model to remain competitive. If there is a major shift in the market such that network operators and service providers begin to use closed network solutions that only operate with other equipment from the same vendor, we could experience a significant decline in sales because our products would not be interoperable with these proprietary standards.

We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Sales outside of the United States represented 59% and 70% of our revenues in fiscal 2010 and fiscal 2011, respectively. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.

Sale of certain of our products into Iran, Cuba, Syria, the Sudan and North Korea is restricted or prohibited under U.S. export control and economic sanctions laws. In addition, certain of our products incorporate encryption components and may be exported from and outside the United States only with the required authorization or eligibility for a license exception. Until early 2010, we lacked sufficient familiarity with the export control and sanctions laws and their applicability to our products. Our lack of sufficient familiarity was largely due to our lean corporate infrastructure, the inexperience of our management team in these matters and the fact that our products are manufactured outside the United States and most of our products never enter the United States. In early 2010, as a result of diligence undertaken in connection with the Summit transaction, we learned that our products could not be sold, directly or indirectly, into Iran and other countries subject to a U.S. embargo and we learned that some of our products were listed on the Commerce Control List in the Export Administration Regulations, or EAR, and require authorization from the U.S. Commerce Department, Bureau of Industry and Security, or BIS, prior to export. We then began to evaluate the export controls and sanctions applicable to our product sales and to take steps to comply with these laws. For instance, we revised our standard form distribution agreements to clearly articulate the restrictions imposed by export control and sanctions laws governing business with embargoed countries, disabled downloads of our software by users in these countries, and obtained the required Commodity Classification Rulings for our encryption products as required by the EAR. In February 2011, our Audit Committee retained outside counsel to conduct a review of our export control compliance and possible sales of our products by third persons to embargoed countries. This review was conducted to fully respond to and cooperate with a request for information from BIS’s Office of Export Enforcement, or OEE, relating to two foreign companies and the export classification of our products and to ensure that we were in compliance with the export control and sanctions laws. The review was completed in April 2011 and we took the actions described below as a result of our review. In May 2011, we filed a disclosure report regarding our findings as a result of this review with OEE. In August 2011, we received a warning letter from the OEE indicating that the OEE had completed its investigation of us, was closing out the matter without issuing a penalty, had not referred the matters described below for criminal or administrative prosecution of us and closed the investigation of us. In June 2011, we also filed a voluntary self-disclosure with OFAC, which disclosure is still pending.

Transactions Involving Possible Sales of Products into Iran

Although we do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo, we believe our products have been sold into Iran by third parties. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo.

From 2008 to early 2010, we had a distribution arrangement with a distributor, or Distributor 1, in the United Arab Emirates, or UAE, that gave this distributor exclusive jurisdiction over eleven countries in the Middle East, including Iran, as well as authorization to sell worldwide. Sales to Distributor 1 represented 7%, 6% and 4% of our revenues in fiscal 2009, fiscal 2010 and fiscal 2011, respectively. We cannot determine which of our products Distributor 1 sold directly or indirectly to persons in Iran. At some point prior to February 2010, Distributor 1 requested that we list two resellers on our website as authorized resellers of our products in Iran and we did so. We removed these resellers from our website in late February 2010 upon learning of restrictions under the U.S. embargo.

In early 2010, we began implementing policies prohibiting sales of our products into the countries subject to the U.S. embargo, revised our standard form distribution agreements to clearly articulate this policy and disabled downloads of our software by users in these countries. We also entered into a new distribution agreement with Distributor 1 that excluded Iran as one of its territories and contained explicit covenants that Distributor 1 would comply with U.S. export control and economic sanction laws, including a covenant not to sell our products into Iran.

From March 2010 until February 2011, we continued doing business with Distributor 1 under the amended distribution agreement. However, we now believe that Distributor 1 continued to sell our products into Iran after February 2010 and that we overlooked emails from Distributor 1 that included information about Distributor 1’s possible activities related to shipping our products to Iran. In February 2011, we suspended sales of our products to Distributor 1 due to the information learned during our export control review that indicated Distributor 1 may still be selling products into Iran. Also, during the export review we recently conducted, we learned that from December 2009 through February 2011, another distributor, Distributor 2, was selling our products to a company in Iran. At the time of these transactions, we did not have a distribution agreement with Distributor 2 and we had not specifically instructed Distributor 2 that our products could not be sold into Iran. Distributor 2, a distributor in Europe, received orders from an Iranian entity, placed those orders with us and instructed us to ship the products to a third party in the UAE. As such, we believed the products’ final destination was the UAE. Our records indicate that we may have made up to 13 shipments to Distributor 2 involving an aggregate value of approximately $340,000 that may have been resold into Iran during this time. Prior to February 2011, we had not previously notified Distributor 2 of our prohibition against sales of our products into Iran. In March 2011, upon learning that it was receiving orders from a company in Iran, we notified Distributor 2 that the end customer was in Iran and of our prohibition on sales to Iran and also entered into a distribution agreement with Distributor 2. The agreement contains clear language requiring compliance with the export control and economic sanctions laws. We continue to sell products to Distributor 2, as we believe this issue has been resolved and these sales did not represent a material portion of Distributor 2’s business with us.

Export Classification of Our Products

Following the Summit transaction, we began to research whether our products were subject to U.S. export controls and we hired outside counsel to assist us with this analysis. We learned that a number of our products, although they are foreign produced and do not enter into the United States, may be considered encryption items under the EAR and required an encryption review by BIS. In May 2010, we filed encryption reviews with BIS for our products, and we obtained the required Commodity Classification Rulings for our products between June 2010 and November 2010. We shipped our products prior to receiving these rulings and these shipments appear to have violated the EAR. In addition, we used incorrect export authorizations on our shipping documents even after we received the required Commodity Classification Rulings.

Accordingly, prior to May 2010, we did not fully comply with applicable encryption controls in the EAR, despite having made foreign sales of such items, and continued to use incorrect export authorizations on shipping documents until February 2011, as we did not fully understand the scope of the requirements. In addition, throughout this period, we lacked an effective compliance program with respect to these laws. We have implemented a significant number of policies and procedures and continue to implement further policies and procedures that will help us to comply with these laws.

Inquiry from U.S. Department of Commerce’s Office of Export Enforcement

In January 2011, OEE contacted us to request that we provide information related to our relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of our products, neither of which are Distributor 1 or Distributor 2. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to OEE’s request but also to review our overall compliance with export control and sanctions laws. It was in the course of this review that we identified the Iranian sales of Distributor 1 after February 2010 and the Iranian sales of Distributor 2. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our system of record, NetSuite.

In May 2011, we filed a self-disclosure with OEE and in June 2011, we filed one with OFAC regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both Distributor 1 or Distributor 2 continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various email communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to Distributor 1 and Distributor 2. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation of us without penalty.

OFAC is still in the early stages of reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts that led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products, and/or referral for criminal prosecution. Any such fines may be material to our financial results in the period in which they are imposed. The penalties may be imposed against us and/or our management. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business, operating results and financial condition. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

While we have now taken actions to ensure that export classification information is distributed to the appropriate personnel in a timely manner and have adopted policies and procedures to promote our compliance with these laws and regulations, we have not yet obtained written distribution agreements with all our distributors that contain covenants requiring compliance with U.S. export control and economic sanctions law; we have notified all of our distributors of their obligations and have obtained updated distribution agreements from distributors that account for about 90% of our revenue in fiscal 2011. Our failure to amend all our distribution agreements and to implement more robust compliance controls immediately after the discovery of Iran-related sales activity in early 2010 may be aggravating factors that could impact the imposition of penalties imposed on us or our management.

Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition and results of operations would be materially negatively impacted.

We may also be subject to export control and economic sanctions laws of jurisdictions outside of the United States and a substantial majority of our sales are into countries outside of the United States. If we fail to comply with those foreign export control and economic sanctions laws, we may be unable to sell our products and our business would be materially and adversely affected and our revenues would decline.

In addition to U.S. export regulations, various other countries regulate the import of certain encryption technology and products, and these laws could limit our ability to distribute our products or our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in other countries, prevent our customers with international operations from deploying our products or, in some cases, prevent the transfer of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell our products to existing customers or the ability of our current and potential distributors, network operators and service providers outside the United States.

We may not be able to enhance our products to keep pace with technological and market developments, or develop new products in a timely manner or at competitive prices.

The market for our wireless broadband networking equipment is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our future success in keeping pace with technological developments, satisfying increasing network operator and service provider requirements and achieving product acceptance depends upon our ability to enhance our current products and to continue to develop and introduce new product offerings and enhanced performance features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce or deliver compelling products in a timely manner, or at all, in response to changing market conditions, technologies or network operator and service provider expectations could have a material adverse effect on our operating results if end users fail to purchase our products. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols and competitive network management environments.

Development and delivery schedules for our products are difficult to predict. We may fail to introduce new versions of our products in a timely fashion. If new releases of our products are delayed, our distributors may curtail their efforts to market and promote our products and network operators and service providers may switch to competing products, any of which would result in a delay or loss of revenues and could harm our business. In addition, we cannot assure you that the technologies and related products that we develop will be brought to market by us as quickly as anticipated or that they will achieve broad acceptance among network operators and service providers.

We rely on the Ubiquiti Community to generate awareness of, and demand for, our products. If participation in the Ubiquiti Community decreases materially, or if negative information, justified or otherwise, spreads quickly through the community, we would need to incur substantial additional expenses to generate awareness of, and demand for, our products.

We believe a significant portion of our rapid growth to date has been driven by the diverse and actively engaged Ubiquiti Community and our business model is predicated on the assumption that the Ubiquiti Community will continue to be actively engaged. Given our lack of a direct sales force and limited marketing expenditures, the viral marketing model enabled by the Ubiquiti Community is central to the success of our business but is ultimately outside of our control. In light of the rapid spread of information within the Ubiquiti Community and the material influence such community has over product adoption by network operators and service providers, any negative information about us or our products, whether or not justified, could quickly and materially decrease demand for our products and be difficult for us to overcome. If the members of the Ubiquiti Community were to reject our products and solutions or adopt competitors’ products on a broad basis, our business, operating results and financial condition would be materially and adversely affected because we would need to incur substantial additional expenses to generate awareness of, and demand for, our products.

Our business and prospects depend on the strength of our brand. Failure to maintain and enhance our brand would harm our ability to expand our base of distributors and the number of network operators and service providers who purchase our products.

Maintaining and enhancing the Ubiquiti brand is critical to expanding our base of distributors and the number of network operators and service providers who purchase our products. Maintaining and enhancing our brand will depend largely on our ability to continue to develop and provide products and solutions that address the price-performance characteristics sought by network operators and service providers in underserved and underpenetrated markets, which we may not do successfully. If we fail to promote and maintain our brand successfully, our ability to sustain and expand our business and enter new markets will suffer. Furthermore, if we fail to replicate the Ubiquiti Community in other markets that we seek to enter, the strength of our brand in and beyond those markets could be adversely affected. Our brand may be impaired by a number of other factors, including product malfunctions and exploitation of our trademarks by others without permission. Despite our efforts to protect our trademarks, we have been unsuccessful to date in obtaining a trademark registration from the United States Patent and Trademark Office for the name of our company, Ubiquiti Networks, and as a result, we only have common law trademark rights in the United States in our name. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance the Ubiquiti brand, or if we need to incur unanticipated expenses to establish the brand in new markets, our operating results would be negatively affected from reduced sales and increased expenses related to strengthening our brand and our customers may be confused about which products are ours.

We rely on the Ubiquiti Community to provide network operators and service providers with support to install, operate and maintain our products. Any inaccurate information regarding our products that is spread by the Ubiquiti Community could lead to a poor user experience or dissatisfaction with our products.

As we offer limited technical support for our products, we rely on the Ubiquiti Community to provide assistance and, in many cases documentation, to network operators and service providers for the installation, operation and maintenance of our products. Because we do not generate or control the information provided through the Ubiquiti Community, inaccurate information regarding the installation, operation and maintenance of our products could be promulgated through forum postings by members of the Ubiquiti Community. Inaccurate information could lead to a poor customer experience or dissatisfaction with our products, which could negatively impact our reputation and disrupt our sales. Although we moderate and review forum postings to learn of reported problems and assess the accuracy of advice provided by the Ubiquiti Community, as our operations continue to grow, we may not have adequate time or resources to adequately monitor the quality of Ubiquiti Community information.

Our profitability may decline as we expand into new product areas.

We receive a substantial majority of our revenues from the sale of outdoor wireless networking equipment. We have limited experience in selling our products outside of our distribution model. As we expand into new product areas, such as enterprise WLAN or video surveillance equipment, we may not be able to compete effectively with existing market participants and may not be able to realize a positive return on the investment we have made in these products or services. Entering these markets may result in increased product development costs and our new products may have extended time to market relative to our current products. If our introduction of a new product is not successful or we are not able to achieve the revenues or margins we expect, our operating results may be harmed and we may not recover our product development and marketing expenditures. We may also be required to add a direct sales force and customer support personnel to market and support new or existing products, which would require us to accept substantially lower product margins or increase our operating expenses. Adding a direct sales force or customer support personnel could reduce our operating income and may not be successful.

We rely on the Ubiquiti Community to provide our engineers with valuable feedback central to our research and development processes and if the members of the Ubiquiti Community were to stop providing feedback, our internal research and development costs could increase.

We rely on the Ubiquiti Community to provide rapid and substantive feedback on the functionality and effectiveness of our products. The insights, problems and suggestions raised by the Ubiquiti Community enable our engineers to quickly resolve issues with our existing products and improve functionality in subsequent product releases. For example, we developed AirSync in response to collocation interference issues that were described in forum postings by members of the Ubiquiti Community. If the members of the Ubiquiti Community were to become less engaged or otherwise stopped providing valuable, timely feedback, our internal research and development costs and our time to market would increase, which could cause us to incur additional expenses or make our products less attractive to network operators and service providers.

We rely on a limited number of contract manufacturers to produce, test and ship all of our products, and the failure to manage our relationships with these parties successfully could adversely affect our ability to market and sell our products.

We retain contract manufacturers, which are primarily located in China, to manufacture, control quality of and ship our products. We currently do not have long-term supply contracts with any of these contract manufacturers. Any significant change in our relationship with these manufacturers could have a material adverse effect on our business, operating results and financial condition. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately three to six months to transition manufacturing, quality assurance and shipping services to new providers. Relying on contract manufacturers for manufacturing, quality assurance and shipping also presents significant risks to us, including the inability of our contract manufacturers to:

▪	qualify appropriate component suppliers;

▪	manage capacity during periods of high demand;

▪	safeguard consigned materials;

▪	meet delivery schedules;

▪	assure the quality of our products;

▪	ensure adequate supplies of materials;

▪	protect our intellectual property; and

▪	deliver finished products at agreed upon prices.

The ability and willingness of our contract manufacturers to perform is largely outside our control. For example, during mid-2009, the technology market was rebounding from the sharp economic contraction that was experienced in 2008. Many suppliers and contract manufacturers were unprepared for the speed of the rebound. This led to significant component shortages and capacity constraints at contract manufacturers. During this time, our contract manufacturers claimed difficulty in procuring components and extended our order lead times significantly, which forced us to extend the lead time for our distributors.

From time to time, we may change contract manufacturers, which may disrupt our ability to obtain our products in a timely manner. We believe that our orders may not represent a material portion of our contract manufacturers’ total orders and, as a result, fulfilling our orders may not be a priority in the event our contract manufacturers are constrained in their abilities or resources to fulfill all of their customer obligations in a timely manner. If any of our contract manufacturers suffers an interruption in its business, experiences delays, disruptions or quality control problems in its manufacturing operations or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our revenues could become volatile and our cost of revenues may increase.

We and our contract manufacturers purchase some components, subassemblies and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible, and our ability to predict the availability of such components is limited. In addition, we do not know what, if any, the impact will be of the earthquakes and tsunami in Japan on our and our contract manufacturers ability to obtain raw materials and components used in the manufacture of our products. If shortages occur in the future, as they have in the past, our business, operating results and financial condition would be materially adversely affected. Unpredictable price increases of such components due to market demand may occur. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of wireless networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results and financial condition.

We are dependent on Atheros for chipsets for our products and do not have short-term alternatives if Atheros were to terminate its agreement with us, which could cause us to be unable to fulfill short-term demand and delay our ability to fulfill orders.

Substantially all of our products currently include chipsets from Atheros Communications Inc., or Atheros. Our license agreement with Atheros may be terminated for convenience at the end of the annual contract term which is September 1, 2012 upon 90 days prior written notice by either party. The termination of our license agreement with Atheros could have a material adverse effect on our business, operating results and financial condition. To the extent we are unable to secure an adequate supply of chipsets from Atheros, we would be required to redesign our products to incorporate components from alternative sources, a process which would cause significant delays and would adversely impact our revenues. In addition, Qualcomm Incorporated, or Qualcomm, recently acquired Atheros. Although Atheros recently became a wholly owned subsidiary of Qualcomm, Atheros’ existence as a legal entity continues and our license agreement continues to be in effect. In accordance with the current terms of the agreement, Qualcomm, as Atheros’ parent entity, may choose to terminate the agreement without cause at the end of the annual contract term by giving us at least 90 days prior written notice before September 1, 2012. We do not stockpile sufficient chipsets to cover the time it would take to re-engineer our products to replace the Atheros chipsets. Furthermore, if we sought a suitable second source for Atheros chipsets in our products, there can be no assurances that we would be able to successfully second source our chipsets on suitable terms, if at all. In any event, our use of chipsets from multiple sources may require us to significantly modify our product designs to accommodate these different chipsets.

Our reliance on third party components and technology means that we may not be able to introduce new products that include certain advanced features and functionality without obtaining technology licenses from third parties. For example, we currently rely upon a license from Atheros, whose chipsets are incorporated in substantially all of our products. This process is critical to our ability to manufacture our products. Obtaining these licenses may be costly and may delay the introduction of such features and functionality, and these licenses may not be available on commercially favorable terms, or at all. The inability to offer advanced features or functionality, or a delay in our introduction of new products, may adversely affect demand for our products and consequently, materially adversely affect our business, operating results and financial condition.

We base our inventory builds on our forecasts of future sales. If these forecasts are materially inaccurate, we may overbuild inventory which we may be unable to sell in a timely manner or at all, or we may underbuild inventory, which may impair our customer relationships.

Our distributors typically provide us with purchase orders for delivery within 60 days. We provide our contract manufacturers forecasts of up to approximately five months of demand for long lead time components. To the extent our forecasts are materially inaccurate because we do not receive anticipated purchase order volume, we may under or over build inventory. We may over or under forecast the distributors’ actual demand for our products or the mix of products and the components associated with the building of our products. We have experienced volatility in orders with limited advanced notice, and we expect such volatility to occur in the future. If we are unable to meet any increases in demand, our business, operating results and financial condition would be materially adversely affected and our reputation with our customers may be damaged. Conversely, if we over forecast demand, we may build excess inventory which could materially adversely affect our business, operating results and financial condition.

We have limited experience and personnel to manage our supply chain and our contract manufacturers, which may cause us to experience lower product margins, impair product quality and result in our inability to fulfill demand for our products and solutions.

We rely on our contract manufacturers to produce, test and ship all of our products. We also rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. We have limited experience and personnel to manage our relationships with our contract manufacturers and our supply chain. Inaccurately forecasting our demand for key components, including the Atheros chipsets, could materially adversely affect our ability to build our products in a timely manner and our margins could decline. Any failure by us to effectively and proactively manage these relationships and activities could result in material adverse effects on our business, operating results and financial condition. If we were required or choose to transition some of our supply chain activities from our contract manufacturers to within our organization, we would be required to hire more experienced personnel and develop more supply chain policies and procedures. This transition could be lengthy and could cause significant delays in the production, testing and shipment of our products, any of which may result in material adverse effects, including an increase in our costs and our ability to ship our products and solutions. We cannot assure you that we would ever be able to effectively complete any such transition.

If our contract manufacturers do not respect our intellectual property and trade secrets and if they or others produce competitive products reducing our sales or causing customer confusion, our business, operating results and financial condition could be materially adversely affected.

Because our contract manufacturers operate in China, where prosecution of intellectual property infringement and trade secret theft is more difficult than in the United States, certain of our contract manufacturers, their affiliates, their other customers or their suppliers may attempt to use our intellectual property and trade secrets to manufacture our products for themselves or others without our knowledge. Although we attempt to enter into agreements with our contract manufacturers to preclude them from using our intellectual property and trade secrets, we may be unsuccessful in monitoring and enforcing our intellectual property rights in China. We have in the past found and expect in the future to find counterfeit goods in the market being sold as Ubiquiti products. Although we take steps to stop counterfeits, we may not be successful and network operators and service providers who purchase these counterfeit goods may have a bad experience and our brand may be harmed. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our products at competitive prices and to be the sole provider of our products may be adversely affected and our business, operating results and financial condition could be materially and adversely affected.

If we lose the services of our founder and chief executive officer, Robert J. Pera, other key members of our management team or key research and development employees, we would be required to replace these individuals and may incur additional expense to recruit and employ these persons.

Our success and future growth depend on the skills, working relationships and continued services of our management team and in particular, our founder and chief executive officer, Robert J. Pera. Our future performance will also depend on our ability to continue to retain our other senior management. We do not maintain key person insurance for any of our personnel, except for a small policy with respect to Mr. Pera.

Our business model relies in part on leanly staffed, independent and efficient research and development teams. Our research and development personnel tend to be key contributors for a given product line and there is little overlap in knowledge and responsibilities. In the event that we are unable to retain the services of these key contributors, we may be unable to bring our products to market in a timely manner, if at all, due to disruption in our development activities.

Our future success will also depend on our ability to attract, retain and motivate skilled personnel in the United States and internationally. All of our employees work for us on an at will basis. Competition for personnel is intense in the wireless networking equipment industry, and particularly, for persons with specialized experience in areas such as antenna design and RF equipment. As a result, we may be unable to attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business, operating results and financial condition.

Our operating expenses will increase as we make further expenditures to enhance and expand our operations in order to support additional growth in our business and public company reporting and compliance obligations.

Historically, we limited our investment in infrastructure but in the future, we expect our infrastructure investments to increase substantially to support our anticipated growth and as a result of our becoming a public company. We are making significant investments in information systems, hiring more administrative personnel, using more professional services and expanding our operations outside the United States. We intend to make additional investments in systems and personnel and continue to expand our operations to support anticipated growth in our business. In addition, we may determine the need in the future to build a direct sales force to market and sell our products or provide additional resources or cooperative funds to our distributors. Such changes to our existing sales model would likely result in higher selling, general and administrative expenses as a percentage of our revenues. We expect our increased investments to adversely affect operating income. We also expect to incur additional operating costs as a public reporting company following the completion of this offering. As a result of these factors, we expect our operating expenses to increase.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

We have substantially expanded our overall business, number of distributors, headcount and operations in recent periods. We increased our number of full time equivalent employees from 22 as of June 30, 2008 to 92 as of June 30, 2011. During this same period, we made investments in our information systems and significantly expanded our operations outside the United States, including an expansion of our research and development activities in Lithuania and Taiwan. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. Our business model reflects our decision to operate with minimal infrastructure and low support and administrative headcount, so risks related to managing our growth are particularly salient and we may not have sufficient internal resources to adapt or respond to unexpected challenges. As a result of our focus on managing our rapid growth, we have not allocated sufficient resources to complying with applicable regulatory and other requirements, such as spectrum operating regulations, export and embargoed countries regulations and the Foreign Corrupt Practices Act, and our development of infrastructure designed to identify and monitor our compliance with these regulatory and other compliance obligations is at an early stage. For example, we recently hired our first employee charged with complying with spectrum use requirements and we also recently hired a chief counsel. Although we have put certain policies and procedures in place following the hiring of our chief financial officer in May 2010, certain of these policies have recently been adopted and our procedures have recently changed and we have limited staff responsible for their implementation and enforcement. For example, we have recently put in place procedures to verify foreign buyers against U.S. disqualified persons lists and to identify the need for export licenses based on proposed bills of material for new products. Furthermore, our employees who have the most contact with our distributors or who are involved with order entry have recently attended training regarding export controls sponsored by the BIS. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our business and operating results will suffer.

We do not expect our historical growth rates to continue into the future.

From fiscal 2006 to fiscal 2011, we experienced a CAGR of our revenues of over 150%. We do not expect to sustain this growth rate in the future. Our growth rate to date has reflected our acquisition of market share in a new market that was rapidly expanding, our introduction of products complementary to our initial offerings and our product pricing strategy designed to accelerate overall market penetration. Given our leadership role in, and the increasing maturity of, the global wireless broadband market, we expect that our revenue growth will slow in the future as it tracks more closely, and is constrained by, the growth rates of the overall market. Although we intend to employ a strategy consistent with our approach to wireless broadband networking as we seek to enter adjacent markets, such as enterprise WLAN, video surveillance, and SCADA, we cannot assure you that we will be successful in penetrating these markets in a manner that achieves rapid revenue growth, or at all. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline.

A large percentage of our research and development operations are conducted in Illinois, Lithuania and Taiwan and our ability to introduce new products and support our existing products cost effectively depends on our ability to manage these disparate development sites successfully.

Our success depends on our ability to enhance current products and develop new products rapidly and cost effectively. We currently have a number of our research and development personnel in Illinois, Lithuania and Taiwan. We must successfully allocate product development activities across the various development centers and manage them in such a manner as to meet our time to market windows while maintaining product consistency and quality. We could incur unexpected costs or delays in product development at these remote facilities that could impair our ability to meet market windows or cause us to forego certain new product opportunities.

We rely on third parties for financial and operational services essential to our ability to manage our business. A failure or disruption in these services would materially and adversely affect our ability to manage our business effectively.

We currently use NetSuite to conduct our order management and financial processes. The availability of this service is essential to the management of our business. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add additional systems and services. We may not be able to control the quality of the systems and services we receive from third party service providers, which could impair our ability to implement appropriate internal controls over financial reporting and may impact our business, operating results and financial condition.

Failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial majority of our revenues is and will be from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments or offers of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, which represent our principal markets, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, we have a limited number of employees engaged in sales so we have not conducted formal FCPA compliance training. We have not engaged in training of our distributors and resellers and are in the process of amending our distributor agreements to provide clear requirements for our distributors’ and resellers’ compliance with U.S. laws, including the FCPA, therefore there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. We have not historically entered into written agreements with our distributors and resellers and to the extent we did, those agreements did not clearly state our expectations for our distributors and resellers compliance with U.S. law. As a result of our focus on managing our rapid growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of FCPA and related policies could result in severe criminal or civil sanctions and suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

Our products rely on the availability of unlicensed RF spectrum and if such spectrum were to become unavailable through overuse or licensing, the performance of our products could suffer and our revenues from their sales could decrease.

Our products operate in unlicensed RF spectrum, which is used by a wide range of consumer devices such as cordless phones, baby monitors, and microwave ovens, and is becoming increasingly crowded. If such spectrum usage continues to increase through the proliferation of consumer electronics and products competitive with ours, the resultant higher levels of clutter and interference in the bands of operation our products use could decrease the effectiveness of our products, which could adversely affect our ability to sell our products and our business could be further harmed if currently unlicensed RF spectrum becomes licensed in the United States or elsewhere. Network operators and service providers that use our products may be unable to obtain licenses for RF spectrum at reasonable prices or at all. Even if the unlicensed spectrum remains unlicensed, existing and new government regulations may require we make changes in our products. For example, to provide products for network operators and service providers who utilize unlicensed RF spectrum, we may be required to limit their ability to use our products in licensed RF spectrum. The operation of our products by network operators or service providers in the United States or elsewhere in a manner not in compliance with local law could result in fines, operational disruption, or harm to our reputation.

The complexity of our products could result in unforeseen delays or expenses caused by undetected defects or bugs, which could reduce the market acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Our products may contain defects and bugs when they are first introduced or as new versions are released. We have focused, and intend to focus in the future, on getting our new products to market quickly. Due to our rapid product introductions, defects and bugs that may be contained in our products may not yet have manifested. We have in the past experienced, and may in the future experience, defects and bugs. If any of our products contains material defects or bugs, or has reliability, quality or compatibility problems, we may not be able to successfully correct these problems. Consequently, our reputation may be damaged and network operators or service providers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing network operators or service providers and attract new network operators or service providers. In addition, these defects or bugs could interrupt or delay sales to our distributors. If any of these problems is not found until after we have commenced commercial production and distribution of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our network operators, service providers or others. As a result, our operating costs could be adversely affected.

We may become subject to warranty claims, product liability and product recalls.

From time to time, we may become subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected network operator or service provider. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources and we may incur significant replacement costs, contract damage claims from our network operators or service providers and harm to our reputation. Costs or payments made in connection with warranty and product liability claims and product recalls could cause our operating results to decline and harm our brand.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us or our suppliers may cause us to incur substantial expenses to defend ourselves and could impair our ability to sell our products if an adverse outcome were to occur.

Our commercial success depends in part upon us and our component suppliers not infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures. We operate in an industry with extensive intellectual property litigation and it is not uncommon for suppliers of certain components of our products, such as chipsets, to be involved in infringement lawsuits by or against third parties. Many industry participants that own, or claim to own, intellectual property aggressively assert their rights, and our key component suppliers are often targets of such assertions. In addition, the network operators and service providers, whom we agree in certain circumstances to indemnify for intellectual property infringement claims related to our products, may be targets of such assertions. We cannot determine with certainty whether any existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

We have received, and may in the future receive, claims from third parties asserting intellectual property infringement and other related claims. Future litigation may be necessary to defend ourselves and demand indemnification from our suppliers, if appropriate, by determining the scope, enforceability and validity of third party proprietary rights or to establish our own proprietary rights. Some of our competitors may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target our component suppliers, us or our network operators and service providers. These companies typically have little or no product revenues and therefore our patents may provide little or no deterrence against such companies filing patent infringement lawsuits against us or our network operators and service providers. For example, we have received correspondence from two patent holding companies who assert that we infringe certain patents related to wireless communication technologies. We have reviewed the patents which were specifically referenced in the correspondence and believe that these patents are either invalid or not infringed by us. However, we cannot assure you that a court adjudicating a claim that we infringe these patents would rule in our favor should these patent holding companies file suit against us. We believe that in the event of a claim we may be entitled to seek indemnification from our suppliers. However, we cannot provide any assurances that if we seek such indemnification, we will receive it.

Regardless of whether claims that we are infringing patents, trademarks or other intellectual property rights have any merit, these claims can be time consuming and costly to evaluate and defend and could:

▪	adversely affect our relationships with our current or future network operators and service providers or suppliers;

▪	cause delays or stoppages in the shipment of our products, or cause us to modify or redesign our products;

▪	cause us to incur significant expenses in defending claims brought against us, for which we may not be able to obtain indemnification, if applicable, from our suppliers;

▪	divert management’s attention and resources;

▪	subject us to significant damages or settlements;

▪	require us to enter into settlements, royalty or licensing agreements on unfavorable terms; or

▪	require us to cease certain activities.

Moreover, even if some of our contract manufacturers are obligated to indemnify us, these contract manufacturers may contest their obligations to indemnify us, or their available assets or indemnity obligation may not be sufficient to cover our losses.

In addition to liability for monetary damages against us or, in certain circumstances, our network operators and service providers, we may be prohibited from developing, commercializing or continuing to provide certain of our products unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially reasonable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering our products or be required to materially alter our products, which could involve substantial costs and time to develop.

For information regarding our trademarks, see the risk factor titled “Our business and prospects depend on the strength of our brand. Failure to maintain and enhance our brand would harm our ability to expand our base of distributors and the number of network operators and service providers who purchase our products,” beginning on page 17.

Our distributors, network operators and service providers may expect us to indemnify them for intellectual property infringement claims, damages caused by defective products and other losses.

Our distributors, network operators and service providers may expect us to indemnify them for losses suffered or incurred in connection with our products, including as a result of intellectual property infringement, damages caused by defects and damages caused by viruses, worms and other malicious software, although our agreements with them may not, in all cases, require us to provide this indemnification. In order to satisfy these parties’ demands for indemnification and the maximum potential amount of future payments we could be required to make may be substantial or unlimited and could materially harm our business, operating results and financial condition.

We may in the future agree to defend and indemnify our distributors, network operators and service providers, irrespective of whether we believe that we have an obligation to indemnify them or whether we believe that our services and products infringe the asserted intellectual property rights. Alternatively, we may reject certain of these indemnity demands, which may lead to disputes with a distributor, network operator or service provider and may negatively impact our relationships with the party demanding indemnification or result in litigation against us. Our distributors, network operators and service providers may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. If, as a result of indemnity demands, substantial payments are required, our relationships with our distributors, network operators and service providers are negatively impacted or if any of our material agreements is terminated, our business, operating results and financial condition could be materially adversely affected.

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our revenues and increase our costs.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. As of June 30, 2011, we had six patents pending in several countries, including the United States, and two issued patents. The prospective rights sought in our pending patent applications may not be meaningful or provide us with any commercial advantage and they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property has occurred in the past and may occur in the future without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Our competitors may also independently develop similar technology. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could impair our ability to compete. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower revenues and higher expenses, whether or not such litigation results in a determination favorable to us.

Enforcement of our intellectual property rights abroad, particularly in China, is limited and it is often difficult to protect and enforce such rights.

Patent protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, products or have our products manufactured.

In particular, the legal regime relating to intellectual property rights in China is limited and it is often difficult to protect and enforce such rights. The regulatory scheme for enforcing China’s intellectual property laws may not be as developed as regulatory schemes in other countries. Any advancement of an intellectual property enforcement claim through China’s regulatory scheme may require an extensive amount of time, allowing intellectual property infringers to continue largely unimpeded, to our commercial detriment in the Chinese and other export markets. In addition, rules of evidence may be unclear, inconsistent or difficult to comply with, making it difficult to prove infringement of our intellectual property rights. As a result, enforcement cases involving technology, such as copyright infringement of software code, or unauthorized manufacture or sale of products containing patented inventions, may be difficult or not possible to sustain.

These factors may make it increasingly complicated for us to enforce our intellectual property rights against parties misappropriating or copying our technology or products without our authorization, allowing competing enterprises to harm our business in the Chinese or other export markets by affecting the pricing for our products, reducing our own sales and diluting our brand or product quality reputation.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary technology and trade secrets. In order to protect our proprietary technology and trade secrets, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of our trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of our trade secrets. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time consuming litigation could be necessary to determine and enforce the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Although we primarily rely on confidentiality agreements to protect our trade secrets, we have failed to obtain such agreements from certain of our former employees due to administrative oversights, including those who participated in the development of certain of our products. Our employment policies require these former employees to continue to protect our trade secrets and to assign to us any intellectual property related to their activities on our behalf. However, we may have difficulty enforcing these rights, which could reduce our competitive differentiation and result in lost sales and customer confusion.

We use open source software in our products that may subject our firmware to general release or require us to re-engineer our products and the firmware contained therein, which may cause harm to our business.

We use open source software in our products, including in connection with our proprietary software, and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our proprietary source code publicly or license such source code on unfavorable terms or at no cost. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous and few if any courts in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We currently disclose or plan to disclose the source code for certain of our proprietary software in an effort to comply with the terms of the licenses applicable to the open source software that we use, and we believe that such disclosure represents the entirety of our source code disclosure obligations under these licenses. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer our firmware or other software, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely increase our expenses and delay our ability to release our products for sale.

Our business is susceptible to risks associated with operations outside of the United States.

As of June 30, 2011, we had international operations in Hong Kong, Lithuania, Taiwan and India. We also sell to distributors outside the United States and for fiscal 2009, fiscal 2010 and fiscal 2011, our revenues from sales outside the United States were 55%, 59% and 70%, respectively. Our operations outside the United States subject us to risks that we have not generally faced in the United States. These include:

▪	the burdens of complying with a wide variety of U.S. laws applicable to export controls, foreign operations, foreign laws and different legal standards;

▪	fluctuations in currency exchange rates;

▪	unexpected changes in foreign regulatory requirements;

▪	difficulties in managing the staffing of remote operations;

▪	potentially adverse tax consequences, including the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

▪	dependence on distributors in various countries with different pricing policies, inventory management and forecasting practices;

▪	reduced or varied protection for intellectual property rights in some countries;

▪	demand for reliable wireless broadband networks in those countries;

▪	requirements that we comply with local telecommunication regulations in those countries;

▪	increased financial accounting and reporting burdens and complexity;

▪	political, social and economic instability in some jurisdictions; and

▪	terrorist attacks and security concerns in general.

If any of these risks were to come to fruition, it could negatively affect our business outside the United States and, consequently, our operating results. Additionally, operating in markets outside the United States requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenues or profitability.

Our contract manufacturers, shipping points and certain administrative and research and development operations are located in areas likely to be subject to natural disasters or other events that could stop us from having our products made or shipped or could result in a substantial delay in our production or development activities.

Our manufacturing capacity may be reduced or eliminated at one or more facilities because our manufacturing, assembly, testing and shipping contractors are all located in southern China, the majority of our products are shipped from Hong Kong and we have research and development offices in Taiwan and California. Our principal executive offices are also located in California. The risk of earthquakes, typhoons and other natural disasters in these geographic areas is significant due to the proximity of major earthquake fault lines. Southern China, Hong Kong and Taiwan are also subject to typhoons and other Pacific storms. Earthquakes, fire, flooding or other natural disasters in California, southern China, Hong Kong or Taiwan, or political unrest, war, labor strikes, work stoppages or public health crises, in countries where our or our contractors’ facilities are located could result in the disruption of our development, manufacturing, assembly, testing or shipping capacity. Any disruption resulting from these events could cause significant delays in product development or shipments of our products until we are able to shift our development, manufacturing, assembly or testing from the affected contractor to another third party vendor or our research and development activities to another location. We cannot assure you that alternative capacity could be obtained on favorable terms, if at all.

New safety regulations or changes in existing safety regulations related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, operating results, financial condition and future sales, and could place additional burdens on the operations of our business.

Radio emissions are subject to regulation in the United States and the other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the EU have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions standards. If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and we may be unable to ship our products or they may cost substantially more to produce, which would reduce our revenues and increase our cost of revenues.

We may be subject to certain tax liabilities if we fail to classify our employees and consultants correctly.

We may incorrectly classify certain employees and consultants in the United States and elsewhere. If we fail to classify consultants as employees or to classify all services that a specified individual may have provided as being done in the course of that individual’s employment, we may incur tax liabilities for taxes we under withhold and under pay and/or for social insurance contributions. In addition, the consultants and employees affected by the misclassification could seek indemnification from us for any taxes or social insurance contributions they may owe as a result of the misclassification.

Unfavorable tax law changes, an unfavorable government review of our tax returns, changes in our geographic earnings mix, or imposition of withholding taxes on repatriated earnings could adversely affect our effective tax rate and our operating results.

We conduct operations in multiple jurisdictions and therefore our effective tax rate is influenced by the amounts of income and expense attributed to each such jurisdiction. If such amounts were to change so as to increase the amounts of our net income subject to taxation in higher tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected. Historically, we have earned a significant amount of our operating income from outside the United States in low tax rate jurisdictions. The continued availability of these rates is dependent on how we conduct our business operation across all tax jurisdictions. We are subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities and there is a risk that tax authorities could challenge our assertion that we have conducted our business operations appropriately in order to benefit in these lower tax rate jurisdictions. In addition, there are possible tax proposals that are being considered by the U.S. Congress or the legislative bodies in foreign jurisdictions that could affect our tax rate, the carrying value of deferred tax assets or our other tax liabilities. We cannot predict the form or timing of potential legislative changes, but any newly enacted tax law could have a material adverse impact on our tax provision, net income and cash flow. In the event of an unfavorable outcome, this may result in additional tax liabilities or other adjustments to our historical results. In addition, we may determine that it is advisable from time to time to repatriate earnings from non-U.S. subsidiaries under circumstances that could give rise to imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned and substantial tax liabilities in the United States. In addition, we may not receive the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate. As of June 30, 2011, we held $29.6 million of our $76.4 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States and we will incur significant tax liabilities if we want to repatriate those amounts.

Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could cause us to be subject to material fines and result in substantial additional expenses.

The manufacturing of our products uses substances regulated under various federal, state, local and international laws and regulations governing the environment and worker health and safety. If we and our contract manufacturers do not comply with these laws and regulations, we may suffer a loss of revenues, be unable to sell our products in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We have recorded and may also be required to record additional expenses for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our business, operating results and financial condition.

Government regulations designed to protect consumer privacy may make it difficult for us to sell our products.

Our products may transmit and store personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. This government action is typically intended to protect the privacy and security of personal information that is collected, stored and transmitted in or from the governing jurisdiction. In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new geographic markets that we seek to enter. Such variation could subject us to costs, delayed product launches, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns could adversely impact our business, results of operations and financial condition. In addition, our attempts to protect the privacy of customer data may fail if our encryption is inadequate or fails to operate as expected.

We cannot predict our future capital needs and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, we will incur interest expense and may have to comply with covenants and secure that debt obligation with our assets. If additional financing is not available when required or on acceptable terms, we may have to scale back our operations or limit our production activities. As a result, we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, which could result in lower revenues and reduce the competitiveness of our products.

Our existing credit facilities preclude us from entering into additional credit agreements, other than in limited circumstances, and, as a result, we may be required to issue equity securities rather than obtain additional debt financing.

If we are unable to integrate future acquisitions successfully, our operating results and prospects could be harmed.

We have not made any acquisitions to date. In the future, we may make acquisitions to improve or expand our product offerings. Our future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions. Mergers and acquisitions are inherently risky and any mergers and acquisitions we complete may not be successful. Any mergers and acquisitions we may pursue would involve numerous risks, including the following:

▪	difficulties in integrating and managing the operations, technologies and products of the companies we acquire, particularly in light of our lean organizational structure;

▪	diversion of our management’s attention from normal daily operation of our business;

▪	our inability to maintain the key business relationships and the brand equity of the businesses we acquire;

▪	our inability to retain key personnel of the acquired company, particularly in light of the demands we place on individual contributors;

▪	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

▪	our dependence on unfamiliar affiliates and partners of the companies we acquire;

▪	insufficient revenues to offset our increased expenses associated with acquisitions;

▪	our responsibility for the liabilities of the businesses we acquire, including those which we may not anticipate; and

▪	our inability to maintain internal standards, controls, procedures and policies, particularly in light of our lean organizational structure.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. Completing acquisitions could consume significant amounts of cash. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with covenants and secure that debt obligation with our assets.

Risks Related to this Offering and our Common Stock

If we experience material weaknesses in the future, as we have in the past, or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K for fiscal 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be prevented or detected on a timely basis.

We are in the early stages of further enhancing our process of compiling the computer system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We have in the past identified material weaknesses in our internal control over financial reporting, and although we have remediated the material weaknesses identified we cannot assure you that there will not be material weaknesses in our internal controls in the future. If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

In connection with our fiscal 2009 audit, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to our ability to account for income taxes in accordance with GAAP. Subsequently, during fiscal 2010, we identified two other material weaknesses in our internal control over financial reporting. The first related to our ability to account for inventory and prepaid advances made to our contract manufacturers in accordance with GAAP. The second related to our ability to account for taxes and other amounts due on payments to our employees in foreign jurisdictions.

We have taken steps to address the material weaknesses as disclosed in the preceding paragraph, including hiring a chief financial officer, a corporate controller and other accounting personnel, forming an audit committee and implementing additional financial accounting controls and procedures. As a result of these actions, we believe that these material weaknesses have been remediated. However, we have not completed the necessary documentation and testing procedures under Section 404 of the Sarbanes-Oxley Act and cannot assure you that we will be able to implement and maintain an effective internal control over financial reporting in the future. Any failure to maintain such controls could severely inhibit our ability to accurately report our financial condition or results of operations.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Select Market. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically over the past several years. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time consuming and costly. We are unable to fully estimate these costs with any degree of certainty; however, we anticipate that we will incur additional legal, accounting and investor relations costs in excess of $1.0 million annually. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock will be affected by any research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who may elect to cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

The concentration of ownership of our capital stock with insiders upon the completion of this offering will limit your ability to influence corporate matters.

Our founder and chief executive officer, Robert J. Pera, will own approximately 64.36% of our common stock outstanding after this offering. In addition, we anticipate that our executive officers (including Mr. Pera), directors, current 5% or greater stockholders and entities affiliated with them will together beneficially own approximately 92.72% of our common stock outstanding after this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale, especially the shares beneficially owned by our executive officers, directors, current 5% or greater stockholders and entities affiliated with them.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, especially sales by our executive officers, directors, current 5% or greater stockholders and entities affiliated with them, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 89,740,183 outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after June 30, 2011. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

▪	no shares will be eligible for sale immediately upon completion of this offering; and

▪

82,768,202 shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended.

In addition, 4,081,345 shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. After this offering, we intend to register approximately 12,502,255 shares of common stock that have been issued or reserved for future issuance under our stock plans.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The initial public offering price of $15.00 is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $14.84 per share, the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value after completion of the offering based on the initial public offering price of $15.00 per share. Furthermore, investors purchasing common stock in this offering will own only approximately 3% of our shares outstanding after the offering even though they will have contributed 24% of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws, that will become effective upon closing of the offering, will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

▪	providing for a classified board of directors with staggered, three year terms;

▪	authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

▪	prohibiting stockholder action by written consent;

▪	limiting the persons who may call special meetings of stockholders; and

▪	requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our bylaws, that will become effective upon closing of the offering, and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See the section entitled “Description of Capital Stock.”

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock increases before you sell your shares. Furthermore, our credit facilities restrict our ability to pay cash dividends.

Our stock price may be volatile, and you may be unable to sell your shares at or above the initial public offering price.

The initial public offering price for the shares of common stock sold in this offering will be determined by negotiations among us, the selling stockholders and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could easily trade below the initial public offering price. The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, which are based on industry publications, surveys and forecasts, including those generated by Cisco, The World Bank and Gartner. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.”

The Gartner Reports described herein, or the “Gartner Reports,” represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $30.5 million from our sale of 2,395,328 shares of common stock offered in this offering, based on the initial public offering price of $15.00 per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Pursuant to the terms of our outstanding convertible subordinated promissory notes in the aggregate principal amount of $34.0 million, we have agreed to repay principal and interest then outstanding out of the proceeds from this offering. For a more complete description of the notes, see “Description of Capital Stock—Convertible Notes.” We do not intend to repay our outstanding $35.0 million term loan with the proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock and do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. From the initial date of issuance of our Series A preferred stock in March 2010, the holders of our Series A shares were entitled to receive cumulative dividends at an annual rate of 4% of the original purchase price per share, plus all accumulated and unpaid dividends. On January 10, 2011 we amended our certificate of incorporation. At such time, we paid a onetime dividend of (i) $0.08 per Series A share issued on March 2, 2010 and (ii) $0.05 per share for each other share of our Series A preferred stock as consideration for all cumulative dividends from the initial date of issuance until January 10, 2011. After January 10, 2011, the holder of each Series A share is entitled to receive cumulative dividends of 4% of the original purchase price per share from January 10, 2011 through the payment date only upon the redemption of the Series A shares, the liquidation of our company for less than $2.95 per share of common stock or upon our default of certain contractual agreements with the holders of the Series A shares. All Series A shares will be converted into shares of common stock in connection with this offering and will therefore cease to be entitled to any preferential dividend. Any future determination to pay dividends on our common stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of June 30, 2011:

▪	On an actual basis;

▪

On a pro forma basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million is in the form of a convertible promissory note. $7.0 million of the term loan has been classified as a current liability in the pro forma balance sheet data presented. On September 30, 2011, our board of directors approved the amendment and restatement of our certificate of incorporation to increase the number of authorized shares of our common stock to 500,000,000 shares. Our board of directors also approved the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. These amendments to our certificate of incorporation were approved by our stockholders on September 30, 2011 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in connection with the completion of the offering to which this prospectus relates; and

▪

On a pro forma as adjusted basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million, to be retired with cash from the estimated net proceeds from this offering and our existing cash balances. Of the term loan, $7.0 million has been classified as a current liability in the pro forma balance sheet data presented, the receipt of $30.5 million from our sale of 2,395,328 shares of common stock that we are offering at the initial public offering price of $15.00 per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us. On September 30, 2011, our board of directors approved the amendment and restatement of our certificate of incorporation to increase the number of authorized shares of our common stock to 500,000,000 shares. Our board of directors also approved the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. These amendments to our certificate of incorporation were approved by our stockholders on September 30, 2011 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in connection with the completion of the offering to which this prospectus relates.

	June 30, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except per share numbers, unaudited)
Total debt obligations, net of current portion	$—	$62,000	$28,000
Redeemable convertible preferred stock, $0.001 par value; 36,034,630 authorized, and 36,034,630 issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted (unaudited)	145,847	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 150,000,000 shares authorized, 62,685,955 issued and outstanding, actual; 150,000,000 shares authorized, 86,678,885 issued and outstanding (unaudited), pro forma; and 500,000,000 shares authorized, 89,074,213 shares issued and outstanding, pro forma as adjusted (unaudited)	63	87	89
Additional paid-in capital	545	53,403	83,886
Treasury stock	(69,515)	(69,515)	(69,515)
Retained earnings	15,035	—	—

Total stockholders’ equity (deficit)	$(53,872)	$(16,025)	$14,460

Total capitalization	$91,975	$45,975	$42,460

The shares of common stock to be outstanding on a pro forma as adjusted basis after this offering in this table are based on 98,720,585 shares of our common stock outstanding as of June 30, 2011, less 12,041,700 shares of our Series A preferred stock that we repurchased in July 2011, and exclude:

▪	6,171,707 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of June 30, 2011, with a weighted average exercise price of $0.72 per share;

▪	488,385 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of June 30, 2011;

▪	148,000 shares of our common stock issuable upon exercise of options we granted after June 30, 2011, with a weighted average exercise price of $9.61 per share;

▪	66,250 shares of our common stock issued and outstanding pursuant to the exercise of options and restricted stock units after June 30, 2011;

▪	6,476,383 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan.

If the underwriters exercise their over-allotment option in full, there would be no change in each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization.

DILUTION

At June 30, 2011, our pro forma net tangible book value was approximately $(16.0) million, or $(0.18) per share of common stock, based upon 86,678,885 shares of common stock outstanding on such date. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including shares of common stock issued upon the conversion of the remaining outstanding shares of our convertible preferred stock.

Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of 2,395,328 shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 2,395,328 shares of common stock in this offering at the initial public offering price of $15.00, applying proceeds as set forth in Use of Proceeds and after deducting underwriting fees and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2011 would have been $14.5 million, or $0.16 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.34 per share to existing stockholders and an immediate dilution of $14.84 per share to new investors in our common stock.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of June 30, 2011 before giving effect to this offering	$(0.18)
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	0.34

Pro forma as adjusted net tangible book value per share after giving effect to this offering		0.16

Dilution per share to new investors in this offering		$14.84

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2011 and after giving effect to the offering based on the initial public offering price of $15.00 per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	86,678,885	97%	$107,176,159	76%	$1.24
New public investors	2,395,328	3	33,505,650	24	13.99

Total	89,074,213	100%	$140,681,809	100%

The shares of common stock to be outstanding on a pro forma as adjusted basis after this offering in this table are based on 98,720,585 shares of our common stock outstanding as of June 30, 2011, less 12,041,700 shares of our Series A preferred stock that we repurchased in July 2011, and exclude:

▪	6,171,707 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of June 30, 2011, with a weighted average exercise price of $0.72 per share;

▪	488,385 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of June 30, 2011;

▪	148,000 shares of our common stock issuable upon exercise of options we granted after June 30, 2011, with a weighted average exercise price of $9.61 per share;

▪	66,250 shares of our common stock issued and outstanding pursuant to the exercise of options and restricted stock units after June 30, 2011; and

▪	6,476,383 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan.

To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for the fiscal years ended June 30, 2009, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal year ended June 30, 2008 and the consolidated balance sheet data as of June 30, 2008 and 2009 are derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data for the fiscal year ended June 30, 2007 and as of June 30, 2007 are derived from our unaudited consolidated financial statements which are also not included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended June 30,
	2007	2008	2009	2010	2011
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$9,429	$22,435	$63,121	$136,952	$197,874
Cost of revenues(1)	4,222	10,942	37,181	82,404	117,062

Gross profit	5,207	11,493	25,940	54,548	80,812

Operating expenses:
Research and development(1)	1,815	2,706	5,166	31,704	11,374
Sales, general and administrative(1)(2)	861	1,396	2,946	18,162	7,358

Total operating expenses	2,676	4,102	8,112	49,866	18,732

Income from operations	2,531	7,391	17,828	4,682	62,080
Interest income	78	112	118	64	78
Other income (expense), net	(3)	11	—	517	1

Income before provision for income taxes	2,606	7,514	17,946	5,263	62,159
Provision for income taxes	800	2,817	8,057	10,719	12,432

Net income (loss)	1,806	4,697	9,889	(5,456)	49,727
Preferred stock cumulative dividend	—	—	—	(1,336)	(4,333)
Accretion of cost of preferred stock	—	—	—	(100)	(37,735)
Less allocation of net income to participating preferred stockholders	—	—	—	—	(2,784)

Net income (loss) attributable to common stockholders—basic	1,806	4,697	9,889	(6,892)	4,875
Undistributed earnings re-allocated to common stockholders	—	—	—	—	103

Net income (loss) attributable to common stockholders—diluted	$1,806	$4,697	$9,889	$(6,892)	$4,978

	Years Ended June 30,
	2007	2008	2009	2010	2011
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data (cont.):
Net income (loss) per share of common stock:
Basic	$0.03	$0.07	$0.10	$(0.08)	$0.08
Diluted	$0.02	$0.05	$0.09	$(0.08)	$0.07
Weighted average shares used in computing net income (loss) per share of common stock:
Basic	67,690	70,307	101,687	88,972	63,092

Diluted	92,667	101,675	105,585	88,972	66,907

Pro forma net income per share of common stock (unaudited):
Basic					$0.50

Diluted					$0.48

Weighted average shares used in computing pro forma net income per share of common stock (unaudited)
Basic(3)					99,127

Diluted(3)					102,942

(1) Includes stock-based compensation as follows:
Cost of revenues	$1	$1	$5	$124	$30
Research and development	57	46	315	26,221	285
Sales, general and administrative	15	53	185	9,814	637

Total stock-based compensation	$73	$100	$505	$36,159	$952

(2) Includes a charge for an export compliance matter as follows:	$—	$—	$—	$1,625	$—

(3)     Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred at the beginning of the period.

	June 30,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,027	$5,936	$13,674	$28,415	$76,361
Working capital	2,019	10,021	20,723	55,003	90,301
Total assets	3,412	12,820	26,673	82,090	131,678
Redeemable convertible preferred stock	—	—	—	106,781	145,847
Common stock and additional paid-in capital	563	1,026	1,584	2,057	608
Treasury stock	—	—	—	(62,268)	(69,515)
Total stockholders’ equity (deficit)	2,097	6,968	18,115	(52,835)	(53,872)

Our management primarily uses non-GAAP key metrics to measure our performance. We exclude stock-based compensation and a charge for a regulatory export compliance issue from these non-GAAP key metrics because we believe these measures provide an alternative depiction of our actual operating results, particularly in light of the Summit transaction (see page 45). Because these non-GAAP key metrics exclude certain expenses such as stock-based compensation and a charge for an export compliance matter and the tax effect of these adjustments, these measures provide us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use non-GAAP key metrics in the preparation of our budgets and to measure and monitor our performance and may from time to time amend our definition of our non-GAAP key metrics to exclude certain recurring and non-recurring costs, and the tax effect of these adjustments. We have chosen to provide this information to investors so they can analyze our operating results in the same way management does and use this information in their assessments of our results. Non-GAAP key metrics are not determined in accordance with GAAP and are not a substitute for or superior to financial measures determined in accordance with GAAP.

	Years Ended June 30,
	2009	2010	2011
Additional Non-GAAP Key Metrics:	(In thousands, except percentages)
Net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes	$10,268	$32,023	$50,298
Operating expenses excluding stock-based compensation and a charge for a regulatory export compliance issue as a percentage of total revenues	12.1%	8.8%	9.0%

	Years Ended June 30,
	2009	2010	2011
	(In thousands, unaudited)
Reconciliation of GAAP Net Income (Loss) to net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes:
GAAP net income (loss)	$9,889	$(5,456)	$49,727
Ordinary course stock-based compensation expense:
Cost of revenues	5	25	30
Research and development	315	27	285
Sales, general and administrative	185	229	637

Total ordinary course stock-based compensation expense	505	281	952
Stock-based compensation expense related to the Summit transaction:
Cost of revenues	—	99	—
Research and development	—	26,194	—
Sales, general and administrative	—	9,585	—

Total stock-based compensation expense related to the Summit transaction	—	35,878	—
Charge for a regulatory export compliance issue	—	1,625	—
Tax effect of stock-based compensation and a charge for a regulatory export compliance issue	(126)	(305)	(381)

Net income excluding stock-based compensation and a charge for a regulatory export compliance issue, net of taxes	$10,268	$32,023	$50,298

	Years Ended June 30,
	2009	2010	2011
	(In thousands, unaudited)

Reconciliation of GAAP operating expenses as a percentage of total revenues to operating expenses excluding stock-based compensation and a charge for a regulatory export compliance issue as a percentage of total revenues:

GAAP operating expenses as a percentage of revenue	12.9%	36.4%	9.5%
Ordinary course stock-based compensation expense:
Research and development	(0.5)%	—%	(0.1)%
Sales, general and administrative	(0.3)%	(0.2)%	(0.4)%

Total ordinary course stock-based compensation expense	(0.8)%	(0.2)%	(0.5)%
Stock-based compensation expense related to the Summit Transaction:
Research and development	—%	(19.2)%	—%
Sales, general and administrative	—%	(7.0)%	—%

Total Compensation charges related to the Summit Transaction	—%	(26.2)%	—%
Charge for a regulatory export compliance issue	—%	(1.2)%	—%

Operating expenses excluding stock-based compensation and a charge for a regulatory export compliance issue as a percentage of revenues	12.1%	8.8%	9.0%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a product driven company that leverages innovative proprietary technologies to deliver wireless networking solutions with compelling price-performance characteristics to both start-up and established network operators and service providers. Our products bridge the digital divide by fundamentally changing the economics of deploying high performance wireless networking solutions in underserved and underpenetrated wireless broadband access markets globally. These markets include emerging markets and other areas where individual users and small and medium sized enterprises do not have access to the benefits of carrier class wireless broadband networking. Our business model has enabled us to break down traditional barriers, such as high product and network deployment costs, that are driven by business model inefficiencies and achieve rapid market adoption of our products and solutions in previously underserved and underpenetrated markets. Our business model and proprietary technologies provide us with a significant and sustainable competitive advantage over incumbents, who we believe are unable to respond effectively due to their higher cost business models.

We offer a broad and expanding portfolio of wireless networking products and solutions and we recently introduced products in the enterprise WLAN and video surveillance markets. Our solutions include systems, high performance radios, antennas and management tools that have been designed to deliver carrier class performance for wireless networking and other applications in the unlicensed RF spectrum. We began shipping embedded radios in fiscal 2006. In fiscal 2008 we introduced a line of products based on 802.11 standard protocols and in early fiscal 2010, we introduced a number of new products based on our proprietary AirTechnologies, including our high-performance AirMax systems, which have been rapidly adopted by network operators and high-performance proprietary AirMax service providers. In fiscal 2011, 802.11 standard systems and AirMax systems together accounted for 81% of our revenues. Although our AirMax systems have supplanted the demand for some of our 802.11 standard products, we have not experienced a decline in gross margin as we transition from 802.11 standard products to AirMax systems as they have similar margin profiles. In the future, we expect sales of our AirMax systems and products based on our other AirTechnologies to continue to represent a growing portion of our revenues and the portion of our revenues derived from our 802.11 standard products to decline as a percentage of total revenues. Our embedded radios bear higher margins than our systems, but we believe that systems present a larger market opportunity. We believe that our gross margins have largely stabilized and do not expect substantial additional declines in gross margins from our wireless networking products.

Building on our leadership in the underserved and underpenetrated segments of the wireless broadband access market, we intend to expand our product offerings in our existing market and enter adjacent markets by relying on the combination of our efficient business model and proprietary technologies. For example, we plan to introduce products and solutions for the enterprise WLAN, video surveillance, SCADA and licensed microwave wireless backhaul markets. As we enter such new markets, we plan to leverage existing distributor relationships and establish engaged communities similar to that of the Ubiquiti Community to keep our operating expenses in line with our current model and enable us to offer products in these new markets with compelling price-performance characteristics.

Our revenues increased 44% to $197.9 million in fiscal 2011 from $137.0 million in fiscal 2010. Our revenues in fiscal 2010 increased 117% to $137.0 million from $63.1 million in fiscal 2009.

We had net income (loss) of $9.9 million, $(5.5) million and $49.7 million in fiscal 2009, fiscal 2010 and fiscal 2011, respectively. Excluding stock-based compensation expense, we have been profitable since fiscal 2006. Our

GAAP net loss in fiscal 2010 reflected a one time stock-based compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the sale of our Series A preferred stock and a $1.6 million charge related to a regulatory export compliance issue. In fiscal 2010 we had net income excluding stock-based compensation expense and a charge for a regulatory export compliance issue, net of taxes attributable to common stockholders of $32.0 million.

The Summit Transaction

In March 2010, we sold 33,898,990 shares of our Series A preferred stock and also issued warrants to purchase 2,135,640 shares of our Series A preferred stock to funds affiliated with Summit Partners, L.P. for net proceeds of $99.5 million. Simultaneously with the issuance of preferred stock and warrants, we repurchased 33,104,320 shares of common stock and canceled and repurchased 794,660 options to purchase common stock from our employees and consultants for aggregate consideration of $100.0 million. In June 2010, the funds affiliated with Summit Partners, L.P., exercised their warrants in full for consideration of $6.3 million. For a more complete description of these transactions see “—Repurchase of Common Stock and Sale of Series A Preferred Stock.”

We determined that the per share repurchase price of the common stock and options in March 2010 was above the fair value for shares of our common stock at the time of the repurchase. The fair value was determined to be $1.89, while the repurchase price was $2.95. Therefore, we recognized $35.9 million of the $100.0 million repurchase price as stock-based compensation expense in fiscal 2010. This stock-based compensation was allocated among the various categories of expense on our statements of operations as follows:

Year Ended June 30, 2010
(In thousands)
Cost of revenues	$99
Research and development	26,194
Sales, general and administrative	9,585

Total stock-based compensation related to the Summit transaction	$35,878

Key Components of Our Results of Operations and Financial Condition

Revenues

Our revenues are derived principally from the sale of wireless networking hardware and management tools. In addition, while we do not sell maintenance and support separately, because we have historically included it free of charge in many of our arrangements, we attribute a portion of our systems revenues to this implied post-contract customer support, or PCS.

We classify our revenues into three product categories: systems, embedded radios and antennas/other.

▪	Systems consist of products for network operators and service providers, including our proprietary AirMax and 802.11 standard base stations, radios, backhaul equipment and CPE.

▪

Embedded radios consist of more than 25 radio products primarily for OEMs, including both point to point and point to multipoint radios in the 2.0 to 6.0GHz spectrum, that are offered with a variety of features.

▪

Antennas/other consist of antenna products in the 2.0 to 6.0GHz spectrum, as well as miscellaneous products such as mounting brackets, cables and power over ethernet adapters. These products include both high performance sector and directional antennas. This category also includes our allocation of revenues to PCS.

We sell substantially all of our products through a limited number of distributors and other channel partners, such as resellers and OEMs. Sales to distributors accounted for 93%, 93% and 97% of our revenues in fiscal 2009, fiscal 2010 and fiscal 2011, respectively. Other channel partners, such as resellers and OEMs, largely accounted for the balance of our revenues. We sell our products without any right of return.

Cost of Revenues

Our cost of revenues is comprised primarily of the costs of procuring finished goods from our contract manufacturers and chipsets that we consign to certain of our contract manufacturers. In addition, cost of revenues includes tooling, labor and other costs associated with engineering, testing and quality assurance, warranty costs, stock-based compensation and excess and obsolete inventory.

We outsource our manufacturing and order fulfillment and utilize contract manufacturers located primarily in China and, to a lesser extent, Taiwan. We also evaluate and utilize other vendors for various portions of our supply chain from time to time. Our manufacturing organization consists of employees and consultants engaged in the management of our contract manufacturers, new product introduction activities, logistical support and engineering.

Gross Profit

Our gross profit has been, and may in the future be, influenced by several factors including changes in product mix, target end markets for our products, pricing due to competitive pressure, production costs, foreign exchange rates and global demand for electronic components. Although we procure and sell our products in U.S. dollars, our contract manufacturers incur many costs, including labor costs, in other currencies. To the extent that the exchange rates move unfavorably for our contract manufacturers, they may try to pass these additional costs on to us, which could have a material impact on our future average selling prices and unit costs.

Operating Expenses

We classify our operating expenses as research and development and sales, general and administrative expenses.

▪

Research and development expenses consist primarily of salary and benefit expenses, including stock-based compensation, for employees and contractors engaged in research, design and development activities, as well as costs for prototypes, facilities and travel. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

▪

Sales, general and administrative expenses include salary and benefit expenses, including stock-based compensation, for employees and contractors engaged in sales, marketing and general and administrative activities, as well as the costs of trade shows, marketing programs, promotional materials, bad debt expense, professional services, facilities, general liability insurance and travel. As our product portfolio and targeted markets expand, we may need to employ different sales models, such as building a direct sales force. These sales models would likely increase our costs. Over time, we expect our sales, general and administrative expenses to increase in absolute dollars as we continue to actively promote our products and introduce new products and services. In addition, we expect expenses to increase as we make additional investments in information technology systems and personnel to support our anticipated revenue growth and to comply with our public company reporting obligations.

Deferred Revenues and Costs

In the event that collectibility of a receivable from products we have shipped is not probable, we classify those amounts as deferred revenues on our balance sheet until such time as we receive payment of the accounts receivable. The cost of products associated with these deferred revenues is classified as deferred costs of revenues. At June 30, 2010 and 2011, $9.8 million and $1.2 million, respectively, of revenue was deferred for cases where we lacked evidence that collectibility of the receivables recorded was reasonably probable. The related deferred cost of revenues balances were $5.9 million and $881,000, as of June 30, 2010 and 2011, respectively.

Also included in our deferred revenues is a portion related to PCS obligations that we estimate we will perform in the future. As of June 30, 2010 and 2011, we had deferred revenues of $268,000 and $497,000, respectively, related to these obligations.

Prepayments

We have historical agreements with certain contract manufacturers whereby we prepay for a portion of the product costs to assure the manufacture and timely delivery of our products. As of June 30, 2010 and 2011, we had prepayment balances of $4.5 million and $5.3 million, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. In other cases, management’s judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs and expenses and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Recognition of Revenues

Revenues consist primarily of revenues from the sale of hardware and management tools, as well as the related implied PCS. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and the collectibility of the resulting receivable is probable. In cases where we lack evidence that collectibility of the resulting receivable is reasonably probable, we defer recognition of revenue until the receipt of cash.

For substantially all of our sales, evidence of the arrangement consists of an order from a distributor or customer. We consider delivery to have occurred once our products have been shipped and title and risk of loss have been transferred. For most of our sales, these criteria are met at the time the products are shipped to the distributor. Our arrangements with distributors do not include provisions for cancellation, returns, inventory swaps or refunds that would significantly impact recognized revenues.

We record amounts billed to distributors for shipping and handling costs as revenues. We classify shipping and handling costs incurred by us as cost of revenues.

Deposit payments received from distributors in advance of recognition of revenues are included in current liabilities on our balance sheet and are recognized as revenues when all the criteria for recognition of revenues are met.

Our multi-element arrangements generally include two deliverables. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale. The second deliverable is the implied right to PCS included with the purchase of certain products. PCS is the right to receive, on a when and if available basis, future unspecified software upgrades and features relating to the product’s essential software as well as bug fixes, email and telephone support.

We use a hierarchy to determine the allocation of revenues to the deliverables. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP.

(i)	VSOE generally exists only when a company sells the deliverable separately and is the price actually charged by the company for that deliverable. Generally we do not sell the deliverables separately and, as such, do not have VSOE.

(ii)	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. We do not believe that there is accessible TPE evidence for similar deliverables.

(iii)	ESP reflects our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. We believe that ESP is the most appropriate methodology for determining the allocation of revenues among the multiple elements.

We have allocated revenues between these two deliverables using the relative selling price method which is based on the ESP for all deliverables. Revenues allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for recognition of revenues have been met. Revenues allocated to the PCS are deferred and recognized on a straight-line basis over the estimated life of each of these devices which currently is two years. At June 30, 2010 and 2011, $268,000 and $497,000, respectively, of revenues were deferred in this way. All costs of revenues, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred. If the estimated life of the hardware product should change, the future rate of amortization of the revenues allocated to PCS would also change.

Our process for determining ESP for deliverables involves multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. For PCS, we believe our network operators and service providers would be reluctant to pay for such services separately. This view is primarily based on the fact that unspecified upgrade rights do not obligate us to provide upgrades at a particular time or at all, and do not specify to network operators and service providers which upgrades or features will be delivered. We believe that the relatively low prices of our products and our network operators, and service providers’ price sensitivity would add to their reluctance to pay for PCS. Therefore, we have concluded that if we were to sell PCS on a stand-alone basis, the selling price would be relatively low.

Key factors considered by us in developing the ESP for PCS include reviewing the activities of specific employees engaged in support and software development to determine the amount of time that is allocated to the development of the undelivered elements, determining the cost of this development effort, and then adding an appropriate level of gross profit to these costs.

Inventory

Our inventories are primarily raw materials, which we have consigned to our contract manufacturers, and to a lesser extent, finished goods. Our inventories are stated at the lower of cost or market value on a first-in, first-out basis. We reduce the value of our inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the estimated market value. Allowances, once established, are not reversed until the related inventory has been subsequently sold or scrapped.

Product Warranties

We offer warranties on certain products and record a liability for the estimated future costs associated with potential warranty claims. These warranty costs are reflected in our consolidated statement of operations within cost of revenues. Our warranties are typically in effect for 12 months from the distributors’ purchase date of the product. Our estimates of future warranty costs are largely based on historical experience of product failure rates, material usage and service delivery costs incurred in correcting product failures. Our operating results could be materially and adversely affected if future warranty claims exceed historical experiences and we are not able to recover costs from our contract manufacturers. Our warranty expenses were $228,000, $827,000 and $847,000 in fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. In estimating the allowance, management considers, among other factors, the aging of the accounts receivable, our historical write offs, the credit worthiness of each distributor and general economic conditions.

Income Taxes

We account for income taxes in accordance with accounting guidance which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We establish valuation allowances when necessary to reduce deferred tax assets to the amount we expect to realize. The assessment of whether or not a valuation allowance is required often requires significant judgment including current operating results, the forecast of future taxable income and ongoing prudent and feasible tax planning initiatives.

In addition, our calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We may be subject to income tax audits in each of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. Accordingly, we must assess such potential exposures and, where necessary, provide a reserve to cover any expected loss. To the extent that we establish a reserve, our provision for income taxes would be increased. We review our potential liabilities periodically and, if necessary, record an additional charge in our provision for taxes in the period in which we determine that tax liability is greater than our original estimate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary.

Stock-based Compensation

We record stock-based awards, including stock options, at fair value as of the grant date and recognize expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. We estimate the fair value of stock-based awards on the grant date using the Black-Scholes-Merton option pricing model. We adopted the above guidance using the modified prospective transition method. Under this transition method, the new fair value recognition provisions are applied to option grants on and after July 1, 2005. We expense all options granted or modified after July 1, 2005 on a straight-line basis.

Our stock-based compensation expense was as follows:

	Years Ended June 30,
	2009	2010	2011
	(In thousands)

Cost of revenues	$5	$124	$30
Research and development	315	26,221	285
Sales, general and administrative	185	9,814	637

Total stock-based compensation	$505	$36,159	$952

Our stock option grant activity by quarter for fiscal 2010 and 2011 is as follows:

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Options granted	—	75,000	—	519,340	250,000	517,812	235,000	146,250
Grant-date fair value of common stock	$—	$1.50	$—	$1.92	$2.90	$2.90	$4.08	$5.12
Grant-date fair value of options	$—	$0.63	$—	$1.22	$1.76	$1.76	$2.59	$3.10

In fiscal 2010, our stock-based compensation included $35.9 million related to the repurchase of our common stock and options from our employees and contractors. We determined that the repurchase price we paid was greater than fair market value of our common stock and recorded the difference between the purchase price and fair market value as stock-based compensation expense. See “—Repurchase of Common Stock and Sale of Series A Preferred Stock.” The remaining $281,000 of the stock-based compensation we recorded in fiscal 2010 resulted from option and restricted stock unit grants we made during fiscal 2010 and prior fiscal years.

We had approximately $3.5 million of unrecognized stock-based compensation expense related to stock option awards and restricted stock unit grants, net of estimated forfeitures, as of June 30, 2011, which we expect to be recognized over a weighted average period of 3.1 years.

For grants made since January 1, 2010, we obtained contemporaneous valuation analyses prepared by an unrelated third party valuation firm in order to assist us in determining the fair value of our common stock. The initial contemporaneous valuation report valued our common stock as of April 30, 2010 and we received the most recent contemporaneous valuation report as of July 31, 2011. Prior to January 1, 2010, we obtained retrospective analyses prepared by the same valuation firm in order to assist us in determining the fair value of our common stock as of June 30, 2009. After January 1, 2010, our board of directors has considered these reports when determining the fair value of our common stock and related exercise prices of option awards on the date such awards were granted. These third party valuations were also used for purposes of determining the Black-Scholes-Merton fair value of our stock option awards and related stock-based compensation expense.

We received third party contemporaneous valuation analyses and our board of directors determined fair market value of our common stock as set forth in the following table:

Date of Grant	Number of Shares Subject to Options or RSUs	Most Recent Preceding Third Party Valuation	Board Determined Fair Value Per Share of Common Stock

May 10, 2010	1,145,815	$1.89	$1.92
August 26, 2010	262,500	2.80	2.90
October 20, 2010	517,812	2.80	2.90
February 8, 2011	235,000	3.78	4.08
May 12, 2011	146,250	5.12	5.12
June 16, 2011	100,000	5.47	5.47
July 22, 2011	103,750	5.47	8.31
August 19, 2011	16,250	8.24	8.65

The valuations of our common stock used the discounted cash flow method, the public company comparable company method, and the merger and acquisition comparative transaction method to determine a fair value of our common stock. The valuations assigned a weight to the value determined under each method. In allocating the total equity value between preferred and common stock, the valuations considered the impact of the liquidation preferences of our preferred stock. Additionally, the valuations also considered the probability weighted method and the option pricing method for allocating the total equity value between our preferred and common stock.

The significant input assumptions used in the valuation model were based on subjective future expectations combined with management judgment.

Assumptions utilized in the discounted cash flow method were:

▪	estimates of our future operating results;

▪	a discount rate, which was applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

▪	a terminal value using the Gordon-Growth model, which was applied to our last year of discretely forecasted adjusted net cash flow to calculate the residual value of our future cash flows.

Assumptions utilized in the public company comparable company method were:

▪	estimates of our future operating results;

▪	multiples of market value to trailing 12 months revenues and current fiscal year end, determined as of the valuation date, based on a group of comparable public companies we identified; and

▪

multiples of market value to current fiscal year and expected future earnings before income taxes, depreciation and amortization, or EBITDA, and earnings before income taxes, or EBIT, determined as of the valuation date, based on the group of comparable public companies that we identified.

Assumptions utilized in the merger and acquisition comparable transaction method were:

▪	our historical earnings and EBITDA for the 12 months prior to the valuation date; and

▪	multiples based on the final transaction values for comparable companies that were sold or acquired compared to their revenues prior to the acquisition date.

Our board of directors and its compensation committee set the exercise price of stock options based on a price per share not less than the estimated fair market value of our common stock on the date of grant. The estimated fair market value of our common stock increased primarily as a result of continued improvement in operational performance and the increasing probability of an initial public offering. When determining the fair market value of our common stock, the board of directors gives the greatest consideration to the valuation analyses prepared by an unrelated third party valuation firm as described above; however, other factors considered include the following:

▪	our operational and financial performance;

▪	general market conditions and trends in the broader technology markets;

▪	our book value and financial condition;

▪	the market price of companies engaged in the same or similar lines of business having their equity securities actively traded in a free and open market;

▪	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of our business;

▪	the differences between our preferred and common stock in respect of liquidation preferences, conversion rights, voting rights and other features; and

▪	an adjustment necessary to recognize a lack of marketability for our common stock.

The most significant factors considered by our board of directors in determining the fair value of our common stock at these stock option grant dates were as follows:

May 10, 2010

The factors our board of directors considered in determining the fair value of our common stock in connection with the grant of stock options and RSUs on May 10, 2010 included:

▪	recent contemporaneous third party valuations;

▪	revenue growth from $36.2 million to $41.6 million from the three months ended December 31, 2009 to the three months ended March 31, 2010 and overall improvements in our operating results;

▪	an estimated 50% probability of completing an initial public offering and a 50% probability of remaining a private company;

▪	a discount rate applied of approximately 19% based on the weighted average cost of capital;

▪	a lack of marketability discount determined to be 22%;

▪	the hiring of our first chief financial officer and first chief technology officer, each of whom had public company experience;

▪	continued adoption of our AirMax products;

▪	resolution of our previous manufacturing delays; and

▪	resumption of the availability of electronic components for our products that had previously been in short supply.

August 26, 2010

The factors our board of directors considered in determining the fair value of our common stock in connection with the grant of stock options and RSUs on August 26, 2010 included:

▪	recent contemporaneous third party valuations;

▪	the hiring of key research and development personnel and establishment of a research and development center in Illinois;

▪	the hiring of a controller with public company experience;

▪	a slight decline in revenue growth as distributors of our products worked through increased inventories stockpiled after manufacturing delays, offset by improvements in our operating results;

▪	an estimated 50% probability of completing an initial public offering and a 50% probability of remaining private;

▪	a discount rate applied of approximately 19% based on the weighted average cost of capital;

▪	a lack of marketability discount determined to be 22%; and

▪	continued revenue growth of AirMax systems, despite lower overall revenue, indicating broad acceptance of the AirMax product line.

October 20, 2010

The factors our board of directors considered in determining the fair value of our common stock in connection with the grant of stock options on October 20, 2010 included:

▪	recent contemporaneous third party valuations;

▪

revenue growth of our AirMax product line in the three months September 30, 2010 and improvements in our overall operating results, particularly with respect to the increased generation of cash from operations;

▪	an estimated 60% probability of completing an initial public offering and a 40% probability of remaining private;

▪	a discount rate applied of approximately 19% based on the weighted average cost of capital;

▪	a lack of marketability discount determined to be 12%;

▪	the commencement of our initial public offering process, including holding an organizational meeting during October 2010; and

▪	the recruitment of three new nonemployee directors and other efforts to prepare our company for this offering.

February 8, 2011

The factors our board of directors considered in determining the fair value of our common stock in connection with the grant of stock options on February 8, 2011 included:

▪	recent contemporaneous third party valuations;

▪	a substantial increase in revenue from the three months ended September 30, 2010 to the three months ended December 31, 2010, reflecting the continued adoption and penetration of our AirMax products,

generation of substantial cash from operations and improvements in our overall operating results, including a reduction in advances to our contract manufacturers, reflecting our improved financial condition;

▪	an estimated 90% probability of completing an initial public offering and a 10% probability of remaining private;

▪	a discount rate applied of approximately 19% based on the weighted average cost of capital;

▪	a lack of marketability discount determined to be 12%;

▪	completion of the independent audit of our financial statements for the three years ended June 30, 2010; and

▪	implementation of additional reporting systems and infrastructure necessary for us to be a public company.

May 12, 2011 and June 16, 2011

The factors our board of directors considered in determining the fair value of our common stock in connection with the grant of stock options on May 12, 2011 and RSUs on June 16, 2011 included:

▪	recent contemporaneous third party valuations;

▪	revenue growth in the three months ended March 31, 2011 and improvements in our overall operating results, as well as expected growth for the three months ending June 30, 2011;

▪	an estimated 90% probability of completing an initial public offering and a 10% probability of remaining private;

▪	a discount rate applied of approximately 19% based on the weighted average cost of capital;

▪	a lack of marketability discount determined to be 10%;

▪	introduction and rapid customer adoption of our UniFi products during the three months ended March 31, 2011;

▪	recruitment of a new nonemployee director and our chief counsel in May 2011; and

▪	completion of our review of our regulatory export compliance issue and the filing of disclosures with OEE and OFAC.

In July 2011, we repurchased an aggregate of 12,041,700 shares of our Series A preferred stock from entities affiliated with Summit Partners, L.P., one of our major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. The per share value from this arm’s length negotiation represented a considerable increase from the previously determined common stock valuation on June 16, 2011. Factors considered in establishing a per share price included recent contemporaneous third party valuations, the filing of our initial registration statement of which this prospectus forms a part on June 17, 2011, the hiring of key personnel including our chief counsel and assistant secretary in May 2011, progress made with our regulatory export compliance issue by filing findings reports with the OEE and OFAC in May 2011 and June 2011, respectively, an estimated 95% probability of completing an initial public offering and a 5% probability of remaining private, and revenue growth and improvements in our operating results.

The initial public offering price per share of this offering is set forth on the cover page of this prospectus and is $15.00. The assumptions supporting the initial public offering price represent management’s best estimates and discussions between us and the underwriters, but involve complex and subjective judgment. In particular, management considered several recent developments including:

▪

our August 2011 receipt of warning letter from the OEE stating that the OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation of us without penalty;

▪

a significant reduction in the number of shares outstanding as a result of the July 2011 repurchase of Series A preferred stock from entities affiliated with Summit Partners, L.P., and the related reduction in liquidation preferences;

▪	the forecasted improvement in our projected financial outlook based on our continued revenue growth and a steadying U.S. economy and capital markets recovery;

▪	discussions regarding the timing of a potential initial public offering; and

▪	elimination of a material discount for lack of marketability in light of our anticipated timing of our public offering.

The Black-Scholes-Merton option pricing model used to determine the fair value of our stock option awards and related stock option expense requires a number of estimates and assumptions. In valuing stock-based awards under the fair value accounting method, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected volatility of our common stock is based on the volatility of various comparable companies, as we do not have sufficient historical data with regards to the volatility of our own stock. The expected term of options granted represents the period of time that we expect the options granted to be outstanding. We calculate the expected term as the average of the option vesting and contractual terms. In the future, as we gain sufficient historical data for volatility in our own common stock and the actual term for which our options are held, the expected volatility and expected term may change, which could substantially change the grant date fair value of future awards of stock options and ultimately the expense we record. In addition, the estimate of stock awards that will ultimately vest requires judgment and to the extent actual results differ from our estimates, these amounts will be recorded as an adjustment in the period we revised our estimates.

The fair value of our options granted to employees and consultants was estimated using the following weighted-average assumptions for the grants made in fiscal 2009, fiscal 2010 and fiscal 2011:

	Years Ended June 30,
	2009	2010	2011
Expected term in years	6.1	6.1	6.1
Risk-free interest rate	3.2%	4.5%	4.2%
Expected dividend yield	—	—	—
Expected volatility	57%	65%	65%
Weighted average grant-date fair value	$0.30	$1.14	$2.10

Preferred Stock Warrants

In March 2010 in connection with the sale of our Series A preferred stock, as more fully described below, we issued warrants to purchase 2,135,640 shares of our Series A convertible preferred stock. These warrants were outstanding at March 31, 2010 and were classified as liabilities on our consolidated balance sheet as of that date. At the date of issuance, the fair value of $1.3 million was recorded as a warrant liability. We estimated the fair value of these warrants using the Black-Scholes-Merton option pricing model. This model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock. The fair value of the warrant liability, as measured prior to being exercised on June 29, 2010, decreased $456,000 from the initial fair value at issuance and the decline in value was recorded as a gain in other income (expense), net in our statement of operations for fiscal 2010. On June 29, 2010, holders of the warrants exercised their option to purchase 2,135,640 shares of Series A convertible preferred stock at $2.95 per share for total proceeds of $6.3 million. Upon exercise of the warrants, we remeasured and reclassified the balance of the warrant liability as redeemable convertible preferred stock on our consolidated balance sheet.

Repurchase of Common Stock and Options and Sale of Series A Preferred Stock

In March 2010, we entered into a Stock Purchase and Recapitalization Agreement with entities affiliated with Summit Partners, L.P., certain of our stockholders and certain of our optionees pursuant to which we repurchased shares of our common stock and vested options to acquire shares of our common stock from our stockholders and optionees and issued shares of our Series A convertible preferred stock, or the Series A shares, to entities affiliated with Summit Partners, L.P. Upon the closing of the transactions contemplated by the Stock Purchase and Recapitalization Agreement, we simultaneously repurchased an aggregate of 33,104,320 shares of our common stock at $2.95 per share from certain of our employees and consultants and repurchased and subsequently cancelled options to purchase an aggregate of 794,660 shares of our common stock for $2.95 per share from our employees and we issued an aggregate of 33,898,990 Series A shares and warrants to purchase an additional 2,135,640 Series A shares. See “Certain Relationships and Related Party Transactions — Stock Repurchases” for additional information.

We determined by way of historical valuation that the fair market value of each share of our common stock outstanding and subject to outstanding options that we repurchased was $1.89, or $1.06 per share less than the per share repurchase price. As each person from whom we repurchased common stock or options was our employee or consultant, at the time of the repurchase or prior to that time, we recorded approximately $35.9 million as compensation expense, which represented the excess of the aggregate repurchase price over the aggregate fair value per share.

Each Series A share is convertible, at the option of the holder, into shares of our common stock on a one for one basis, subject to adjustment for future dilutive issuances, splits, consolidations and the like. From the initial date of issuance of our Series A preferred stock in March 2010, the holders of our Series A shares were entitled to receive cumulative dividends at an annual rate of 4% of the original purchase price per share, plus all accumulated and unpaid dividends. On January 10, 2011 we amended our certificate of incorporation. At such time, we paid a onetime dividend of (i) $0.08 per share issued on March 2, 2010 to holders of our Series A shares and (ii) $0.05 per share for each other share of our Series A preferred stock as consideration for all cumulative dividends from the initial date of issuance until November 19, 2010. After January 10, 2011, the holder of each Series A share is entitled to receive cumulative dividends of 4% of the original purchase price per share from January 10, 2011 through the payment date only upon the redemption of the Series A shares, the liquidation of our company for less than $2.95 per share or upon our default of certain contractual agreements with the holders of the Series A shares.

We account for the deemed dividends using the two class method and, as a result, our net income available to common stockholders was reduced by approximately $1.3 million and $4.3 million for fiscal 2010 and fiscal 2011, respectively.

The Series A shares are redeemable under certain circumstances, at the option of the holders. The redemption features of our Series A shares require us to classify the Series A shares as a security outside stockholders’ equity and to record accretion related to the redemption rights until such time as the Series A shares are converted to common stock or redeemed. Upon the conversion of the Series A shares to common stock, the aggregate accretion would be reclassified in stockholders’ equity as common stock and additional paid-in capital. All outstanding Series A shares will be converted into shares of common stock in connection with this offering.

Results of Operations

Comparison of Years Ended June 30, 2010 and 2011

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
Revenues	$136,952	100%	$197,874	100%
Cost of revenues(1)	82,404	60%	117,062	59%

Gross profit	54,548	40%	80,812	41%

Operating expenses:
Research and development(1)	31,704	23%	11,374	6%
Sales, general and administrative(1)(2)	18,162	13%	7,358	4%

Total operating expenses	49,866	36%	18,732	10%

Income (loss) from operations	4,682	4%	62,080	31%
Interest income	64	*	78	*
Other income (expense), net	517	*	1	*

Income (loss) before provision for income taxes	5,263	4%	62,159	31%
Provision for income taxes	10,719	8%	12,432	6%

Net income (loss)	$(5,456)	(4)%	$49,727	25%

* Less than 1%
(1) Includes stock-based compensation as follows:
Cost of revenues	$124		$30
Research and development	26,221		285
Sales, general and administrative	9,814		637

Total stock-based compensation	$36,159		$952

(2) Includes a charge for an export compliance matter as follows:	$1,625		$—

Revenues

Revenues increased $60.9 million, or 44%, from $137.0 million in fiscal 2010 to $197.9 million in fiscal 2011. During fiscal 2011, the increase in revenues was primarily attributable to the success of our systems products, most notably our AirMax product line. Increases in revenues from fiscal 2010 to fiscal 2011 were also attributable to higher unit volume.

In fiscal 2010, revenues from Flytec and Streakwave represented 17% and 13%, respectively, of our revenues. In fiscal 2011, Flytec and Streakwave represented 20% and 15% of our revenues, respectively. No other distributor or customer represented more than 10% of our revenues in fiscal 2010 or fiscal 2011.

Revenues by Product Type

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
AirMax	$37,525	27%	$113,001	57%
Other systems	75,368	55%	47,397	24%

Systems	112,893	82%	160,398	81%
Embedded radio	14,047	10%	14,762	7%
Antennas/other	10,012	8%	22,714	12%

Total revenues	$136,952	100%	$197,874	100%

Systems revenues increased $47.5 million, or 42%, from $112.9 million in fiscal 2010 to $160.4 million in fiscal 2011. The increase in systems revenues was driven by rapid adoption of our AirMax product line, which we introduced in early fiscal 2010, partially offset by a decline in our other systems revenues. We expect further increases in the AirMax product line to be partially offset by a decline in our other products in this category.

Embedded radio revenues increased slightly from fiscal 2010 to fiscal 2011. We anticipate that embedded radio products will decline as a percentage of revenues in future periods as sales of these products are outpaced by sales of systems products.

Antennas/other revenues increased $12.7 million, or 127% from $10.0 million in fiscal 2010 to $22.7 million in fiscal 2011. A primary driver of growth in antennas/other revenues was the broadening of our systems product lines, which drove demand for associated antennas. Antennas/other revenues also increased due to the growing sales of accessories purchased in connection with deployment of new systems, such as cables. Other revenues also include revenues that are attributable to PCS. We anticipate that antenna/other revenues will continue to increase in absolute dollars in future periods but will decline as a percentage of total revenues due to more rapid growth of systems revenues.

Revenues by Geography

We generally deliver product directly from our manufacturers to freight companies in Hong Kong, which have been retained by our distributors and who in turn ship to other locations throughout the world. We have determined the geographical distribution of our product revenues based on ship-to destinations. A majority of our sales are to distributors who in turn sell to resellers or directly to end customers. As a result of these factors, we believe that sales to certain geographic locations might be higher or lower, as the ultimate destinations are difficult to ascertain. The increase in revenues in absolute dollars across all regions was primarily driven by the success of our systems products, most notably our AirMax product line. The following are our revenues by geography for fiscal 2010 and fiscal 2011.

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
North America	$56,995	42%	$61,920	31%
South America	13,520	10%	50,824	26%
Europe, the Middle East and Africa	55,089	40%	68,297	35%
Asia Pacific	11,348	8%	16,833	8%

Total revenues	$136,952	100%	$197,874	100%

Cost of Revenues and Gross Margin

Cost of revenues increased $34.7 million, or 42%, from $82.4 million in fiscal 2010 to $117.1 million in fiscal 2011, primarily due to growth in revenues and changes in product mix from embedded radios to our systems products. Gross margin remained relatively stable and was 40% and 41% in fiscal 2010 and 2011, respectively, reflecting the fact that a substantial majority of our revenues was from systems products. We believe that our gross margins have largely stabilized and do not expect substantial additional fluctuations in gross margins in the near term.

Operating Expenses

Research and Development

Research and development expenses decreased $20.3 million, or 64%, from $31.7 million in fiscal 2010 to $11.4 million in fiscal 2011. Research and development expense in fiscal 2010 included $26.2 million of stock-based compensation resulting from the Summit transaction in March 2010. Excluding the effect of the Summit transaction, research and development costs increased $5.9 million, or 106%, from $5.5 million in fiscal 2010 to $11.4 million in the fiscal 2011. Excluding the compensation expense related to the Summit transaction, as a percentage of revenues, research and development expenses increased from 4% in fiscal 2010 to 6% in fiscal 2011. These increases in research and development expenses were due to increases in headcount as we broadened our research and development activities to new product areas. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

Sales, General and Administrative

Sales, general and administrative expenses decreased $10.8 million, or 59%, from $18.2 million in fiscal 2010 to $7.4 million in fiscal 2011. Sales, general and administrative expense in fiscal 2010 included $9.6 million of stock-based compensation resulting from the Summit transaction in March 2010 and a $1.6 million charge related to an export compliance matter. Excluding the effect of the Summit transaction and the export compliance matter, sales, general and administrative costs increased $406,000, or 6%, from $7.0 million is fiscal 2010 to $7.4 million in fiscal 2011. Excluding the stock-based compensation expense related to the Summit transaction and the charge related to an export compliance matter, as a percentage of revenues, sales, general and administrative expenses decreased from 5% in fiscal 2010 to 4% in fiscal 2011. Excluding the effects of the Summit transaction and the export compliance matter, sales, general and administrative expenses increased slightly due to increased personnel costs and increased costs associated with our preparation to be a public company. However, as a percentage of revenues sales, general and administrative expenses decreased slightly due to our overall revenue growth. Over time, we expect our sales, general and administrative expenses increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Provision for Income Taxes

Our provision for income taxes increased $1.7 million, or 16%, from $10.7 million for fiscal 2010 to $12.4 million for fiscal 2011. Our effective tax rate for fiscal 2010 was 204% as compared to 20% for fiscal 2011. Our effective tax rate for fiscal 2010 was largely impacted by non-deductible stock-based compensation expense incurred pursuant to the Summit transaction in March 2010. Exclusive of the impact of the Summit transaction and a charge for an export compliance matter, our effective tax rate declined from 25% for fiscal 2010 to 20% for fiscal 2011 due to more taxable income being generated in foreign jurisdictions that have lower tax rates than the U.S.

Comparison of Years Ended June 30, 2009 and 2010

The following table presents our historical operating results in dollars and as a percentage of revenues for the periods presented:

	Years Ended June 30,
	2009		2010
	(In thousands, except percentages)
Revenues	$63,121	100%	$136,952	100%
Cost of revenues(1)	37,181	59%	82,404	60%

Gross profit	25,940	41%	54,548	40%

Operating expenses:
Research and development(1)	5,166	8%	31,704	23%
Sales, general and administrative(1)(2)	2,946	5%	18,162	13%

Total operating expenses	8,112	13%	49,866	36%

Income from operations	17,828	28%	4,682	4%
Interest income	118	*	64	*
Other income (expense), net	—	*	517	*

Income before provision for income taxes	17,946	29%	5,263	4%
Provision for income taxes	8,057	13%	10,719	8%

Net income (loss)	$9,889	16%	$(5,456)	(4%)

* Less than 1%
(1) Includes stock-based compensation as follows:
Cost of revenues	$5		$124
Research and development	315		26,221
Sales, general and administrative	185		9,814

Total stock-based compensation	$505		$36,159

(2) Includes a charge for an export compliance matter as follows:	$—		$1,625

Revenues

Revenues increased $73.8 million, or 117%, from $63.1 million in fiscal 2009 to $137.0 million in fiscal 2010. The increase in revenues during fiscal 2010 was primarily attributable to the success of our systems products, most notably our AirMax product line. However, increased sales of embedded radios and antennas/other also drove revenue growth. Increases in revenues from fiscal 2009 to fiscal 2010 were also attributable to a higher volume of sales.

In fiscal 2009, revenues from Streakwave represented 12% of our revenues. In fiscal 2010, Streakwave represented 13% and Flytec represented 17% of our revenues. No other distributor or customer represented 10% or more of our revenues in fiscal 2009 or 2010.

Revenues by Product Type

	Years Ended June 30,
	2009		2010
	(In thousands, except percentages)
AirMax	$—	*	$37,525	27%
Other systems	49,764	79%	75,368	55%

Systems	49,764	79%	112,893	82%
Embedded radio	12,958	20%	14,047	10%
Antennas/other	399	1%	10,012	8%

Total revenues	$63,121	100%	$136,952	100%

*	Less than 1%

Systems revenues increased $63.1 million, or 127%, from $49.8 million in fiscal 2009 to $112.9 million in fiscal 2010. The increase in systems revenues was driven by our Nano Station products and our AirMax product line, which we introduced in fiscal 2010. Our systems revenues increased as a percentage of revenues from 79% in fiscal 2009 to 82% in fiscal 2010.

Embedded radio revenues increased $1.1 million, or 8%, from $13.0 million in fiscal 2009 to $14.0 million in fiscal 2010. The increase in embedded radios revenues was driven by the introduction of new embedded radio products during fiscal 2010.

Antennas/other revenues increased $9.6 million, or 2,409%, from $399,000 in fiscal 2009 to $10.0 million in fiscal 2010. The introduction of our antenna product line drove this growth in fiscal 2010. Prior to fiscal 2010, the amounts of antenna revenues were immaterial. Antennas/other revenues increased from 1% of revenues in fiscal 2009 to 8% of revenues in fiscal 2010.

Revenues by Geography

The increase in revenues across all regions was primarily driven by the success of our systems products, most notably our AirMax product line. The following were our revenues by geography for fiscal 2009 and 2010.

	Years Ended June 30,
	2009		2010
	(In thousands, except percentages)
North America	$28,476	45%	$56,995	42%
South America	3,916	6%	13,520	10%
Europe, the Middle East and Africa	27,801	44%	55,089	40%
Asia Pacific	2,928	5%	11,348	8%

Total revenues	$63,121	100%	$136,952	100%

Cost of Revenues and Gross Margin

Cost of revenues increased $45.2 million, or 122%, from $37.2 million in fiscal 2009 to $82.4 million in fiscal 2010, primarily due to growth in the number of units we sold during the fiscal year. Gross margin remained relatively stable and was 41% in fiscal 2009 and 40% in fiscal 2010, reflecting the fact that a substantial majority of our revenues were from systems products.

Operating Expenses

Research and Development

Research and development expenses increased $26.5 million, or 514%, from $5.2 million in fiscal 2009 to $31.7 million in fiscal 2010. Research and development expense in fiscal 2010 included $26.2 million of stock-based compensation resulting from the Summit transaction in March 2010. Excluding the effect of the Summit transaction, research and development costs increased $344,000, or 7%, from $5.2 million in fiscal 2009 to $5.5 million in fiscal 2010. Research and development expense increased due to increased employee benefit costs and contract labor costs due to increases in headcount. Excluding the compensation expense related to the Summit transaction, as a percentage of revenues, research and development expenses decreased from 8% in fiscal 2009 to 4% in fiscal 2010.

Sales, General and Administrative

Sales, general and administrative expenses increased $15.2 million, or 516%, from $2.9 million in fiscal 2009 to $18.2 million in fiscal 2010. Sales, general and administrative expense in fiscal 2010 included $9.6 million of stock-based compensation resulting from the Summit transaction and a $1.6 million charge related to a regulatory export compliance issue. Excluding the effects of the Summit transaction and the charge related to a regulatory export compliance issue, sales, general and administrative expenses increased approximately $4.0 million, or 136%, from $2.9 million in 2009 to $7.0 million in 2010. Sales, general and administrative expense increased due to a $1.1 million increase in non-capitalized legal, professional and accounting expenses in connection with financing activities, a provision of $800,000 for doubtful accounts, a $625,000 increase in depreciation and facilities-related expenses, a $617,000 increase in spending related to travel and marketing activity, $550,000 in litigation costs related to our litigation with a former employee, and a $148,000 increase in personnel expenses as we increased permanent employee and consulting headcount to support our business growth. Excluding the effects of the Summit transaction and the charge related to a regulatory export compliance issue, as a percentage of revenues, sales, general and administrative expense remained even at 5% for fiscal 2009 and fiscal 2010.

Other Income (Expense), Net

Other income, net, consists primarily of the effect of revaluing warrants, gains and losses from foreign currency transactions and remeasurement of foreign currency balances. Other income increased $517,000 from zero in fiscal 2009 to $517,000 in fiscal 2010. The increase was primarily related to $456,000 of noncash income from the revaluation of warrants issued in connection with the Summit transaction.

Provision for Income Taxes

Our provision for income taxes increased $2.7 million, or 33%, from $8.1 million in fiscal 2009 to $10.7 million in fiscal 2010. Our effective tax rate was 45% in fiscal 2009 as compared to 204% in fiscal 2010. Our fiscal 2010 effective tax rate was primarily driven by a 233% rate for non-deductible stock-based compensation expense incurred in connection with the Summit Transaction in March 2010, offset by a (120%) rate for a foreign income tax rate differential. Exclusive of the impact of the Summit transaction and a charge for an export compliance matter, income before provision for income taxes increased from $17.9 million to $42.8 million and our effective tax rate decreased from 45% to 25% for fiscal 2009 and 2010, respectively. The decrease in our effective tax rate exclusive of the impact of the Summit transaction and a charge for an export compliance matter was mainly due to more taxable income being generated in foreign jurisdictions that have lower tax rates compared to domestic.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for each quarter of fiscal 2010 and fiscal 2011. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, it includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(In thousands, unaudited)
Statement of Operations Data:
Revenues	$18,842	$36,294	$41,517	$40,299	$34,082	$45,087	$51,151	$67,554
Cost of revenues(1)	11,485	21,305	25,244	24,370	20,453	27,045	30,047	39,517

Gross profit	7,357	14,989	16,273	15,929	13,629	18,042	21,104	28,037

Operating expenses:
Research and development(1)	924	1,303	27,757	1,720	2,496	2,604	2,938	3,336
Sales, general and administrative(1)(2)	1,577	1,405	13,196	1,984	1,665	1,758	1,884	2,051

Total operating expenses	2,501	2,708	40,953	3,704	4,161	4,362	4,822	5,387

Income (loss) from operations	4,856	12,281	(24,680)	12,225	9,468	13,680	16,282	22,650
Interest income	34	20	5	5	8	14	24	32
Other income (expense), net	6	5	239	267	(1)	20	(15)	(3)

Income (loss) before provision for income taxes	4,896	12,306	(24,436)	12,497	9,475	13,714	16,291	22,679
Provision for income taxes	1,252	3,147	3,124	3,196	1,894	2,736	3,258	4,544

Net income (loss)	$3,644	$9,159	$(27,560)	$9,301	$7,581	$10,978	$13,033	$18,135

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(In thousands, unaudited)
(1) Stock-based Compensation Expense:
Cost of revenues	$7	$10	$103	$4	$6	$6	$8	$10
Research and development	7	8	26,188	18	38	68	85	94
Sales, general and administrative	46	47	9,630	91	139	162	164	172

Total	$60	$65	$35,921	$113	$183	$236	$257	$276

(2) Charge for a regulatory export compliance matter	$—	$—	$1,625	$—	$—	$—	$—	$—

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(In thousands, unaudited)
Revenues by Product Category:
AirMax	$3,156	$8,187	$11,314	$14,868	$17,080	$25,637	$28,324	$41,960
Other systems	10,893	21,712	24,217	18,546	11,486	11,495	11,494	12,922

Systems	14,049	29,899	35,531	33,414	28,566	37,132	39,818	54,882
Embedded radio	3,887	3,968	2,889	3,303	3,043	3,452	4,174	4,093
Antenna/other	906	2,427	3,097	3,582	2,473	4,503	7,159	8,579

Total revenues	$18,842	$36,294	$41,517	$40,299	$34,082	$45,087	$51,151	$67,554

Within our product categories, our recently introduced AirMax systems demonstrated significant strength and had revenues of $3.2 million in the three months ended September 30, 2009, the quarter the product was introduced. Sales of AirMax systems have grown on a sequential basis from introduction through the three months ended June 30, 2011 with revenues of $42.0 million in the latest period. Our AirMax revenues are now the majority of our systems revenues. We expect this trend to continue, with this growth in AirMax revenues offsetting the decline in nonproprietary systems revenues.

Our revenue growth during the three months ended December 31, 2009 was positively affected by the resolution of operational issues that limited our ability to fully satisfy demand in the three months ended September 30, 2009, thus limiting our revenues in that quarter. Our operational issues included difficulty in procuring materials, as well as capacity constraints at our contract manufacturers. In late fiscal 2009, there was a pronounced global shortage of electronic components as a result of an unexpectedly strong increase in demand for electronic products. To a lesser extent, revenues in the three months ended March 31, 2010 also benefited from the resolution of these operational issues, as we were able to fully satisfy demand for our products for the first time. Our decision to account for transactions with two distributors on a cash receipt basis adversely affected our revenues in the three months ended December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010. We determined that collectibility was not reasonably assured and therefore our criteria for recognition of revenues was not met. Our revenues in the three months ended September 30, 2010 were also negatively impacted by delays in orders after we announced introduction of new products that would first become available in the second and third quarters of fiscal 2011.

Our overall gross margins have been fairly constant. Although systems have lower gross margins than our embedded radio products, as our systems revenues have become a larger portion of our total revenues, our gross margins have stabilized around the gross margins of our systems products. Product mix in favor of embedded radios was the primary driver around the improvement in gross margins in the three months ended December 31, 2009. The sequential improvement in the three months ended December 31, 2009 was also attributable to the allocation of fixed costs with costs of revenues over a larger revenue base. As revenues increased and our fixed costs remained stable, our gross margins benefitted through the end of fiscal 2011.

Our operating expenses have increased on a sequential basis. The increase in research and development costs was primarily attributable to increased personnel added throughout each of the quarters presented, as well as increased facility costs for our Taipei office. In the three months ended September 30, 2010, we also established a research and development center in Illinois. Sales, general and administrative expenses increased most significantly in the second half of fiscal 2010. This increase in sales, general and administrative expenses was primarily attributable to infrastructure costs in preparation for becoming a public company. The significant increase in all operating expenses in the three months ended March 31, 2010 was attributable to the $35.9 million stock-based compensation charge related to the Summit transaction and a $1.6 million charge related to a regulatory export compliance issue.

Liquidity and Capital Resources

Since inception, our operations primarily have been funded through cash generated by operations. Our cash and cash equivalent balances are as follows:

	June 30,
	2009	2010	2011
	(In thousands)

Cash and cash equivalents	$13,674	$28,415	$76,361

In March 2010, we issued 33,898,990 shares of our Series A preferred stock to entities affiliated with Summit Partners, L.P. at a price of $2.95 per share. We also issued warrants to purchase 2,135,640 shares of our Series A preferred stock to entities affiliated with Summit Partners, L.P. with an exercise price of $2.95. Our net proceeds from these transactions were $105.8 million. We used the proceeds to repurchase an aggregate of 33,104,320 shares of common stock and vested options to purchase 794,660 shares of common stock for an aggregate of $100.0 million, representing a price per share of $2.95. In connection with the repurchases, we recorded $35.9 million of stock-based compensation expense and $64.1 million of treasury stock.

Unrelated to the Series A financing, from time to time we have repurchased shares of our common stock or options to purchase common stock from departing employees or consultants. In fiscal 2010, we repurchased 3,000,000 shares of common stock for an aggregate of $512,000. In fiscal 2011, we repurchased 2,975,590 shares of common stock and 420,400 options to purchase our common stock for an aggregate of $7.3 million and $2.2 million, respectively.

We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions. As of June 30, 2011, we held $29.6 million of our $76.4 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States and we will incur significant tax liabilities if we decide to repatriate those amounts.

In July 2011, we repurchased an aggregate of 12,041,700 shares of our Series A preferred stock from entities affiliated with Summit Partners, L.P., one of our major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. On September 15, 2011, $34.0 million was paid against the notes reducing the aggregate principal amount outstanding to $34.0 million. The interest rate on the notes starts at 5% per annum and increases by two percentage points every three months until it reaches 9% in January 2012. The notes may be prepaid without penalty prior to April 21, 2012, and must be paid in the event of our initial public offering or third party financing prior to April 21, 2012. The notes mature on July 21, 2021. The unpaid principal on the notes is convertible into shares of Series A preferred stock at $8.97 per share at any point after July 21, 2012.

On September 15, 2011, we entered into a Loan and Security Agreement with East West Bank, or the EWB Loan Agreement. The EWB Loan Agreement consists of a $35.0 million term loan facility and a $5.0 million revolving line of credit facility. The term loan matures on September 15, 2016 with principal and interest to be repaid in 60 monthly installments. We used $34.0 million of the term loan to repay a portion of our outstanding convertible subordinated promissory notes held by entities affiliated with Summit Partners, L.P. We plan to use the remaining $1.0 million of the term loan and the full revolving line of credit to finance growth and assist in working capital management. The $5.0 million revolving line of credit may be drawn at any time prior to September 15, 2013. The loan availability under the revolving line of credit is determined by a borrowing base calculation, which is based on a percentage of eligible accounts. The amounts outstanding under both the term loan and the revolving line of credit facility may be voluntarily prepaid at any time without premium or penalty, subject to certain conditions. Interest will accrue on the outstanding principal amount of the term loan at a rate per annum equal to an adjusted LIBOR rate (based on one, two or three month interest periods) plus a spread of either 2.50% or 3.00%, which spread shall be determined based on the debt service ratio for the preceding four fiscal quarter period. Interest will accrue on the drawn portion of the revolving credit facility at the prime rate plus a spread of 0.25%, provided that such rate shall not be less than the one-month adjusted LIBOR rate plus a spread of 1.00%, and will be paid monthly. We are required to pay a commitment fee of 0.15% per annum on the undrawn portion of the revolving credit facility on a quarterly basis. The EWB Loan Agreement includes customary covenants, including financial reporting requirements and compliance with a debt service coverage ratio and a total leverage ratio, and customary events of default. Our obligations under the EWB Loan Agreement are secured by a first priority security position on substantially all of our current and future assets, subject to certain exceptions (including a negative pledge on our intellectual property) and permitted liens.

The following table sets forth the major components of our condensed consolidated statements of cash flows data for the periods presented:

	Years Ended June 30,
	2009	2010	2011
	(In thousands)

Net cash provided by (used in) operating activities	$7,265	$(25,985)	$62,842
Net cash used in investing activities	(280)	(615)	(479)
Net cash provided by (used in) financing activities	753	41,341	(14,417)

Net increase in cash and cash equivalents	$7,738	$14,741	$47,946

Cash Flows from Operating Activities

Cash provided by operating activities of $7.3 million in fiscal 2009 increased from net cash provided by operating activities of $3.9 million in fiscal 2008. The increase in net cash provided by operating activities resulted from net income of $9.9 million and non-cash charges of $1.1 million partially offset by changes in operating assets and liabilities of $3.7 million. Noncash charges consist primarily of $536,000 in deferred taxes and $505,000 in stock-based compensation. Changes in operating assets and liabilities primarily consisted of a $3.5 million increase in accounts receivable, a $3.2 million increase in prepaid expenses and other current assets, a $1.4 million increase in accounts payable and accrued liabilities, a $1.3 million increase in income taxes payable and a $199,000 decrease in inventories.

Cash used in operating activities of $26.0 million in fiscal 2010 declined substantially from cash provided by operating activities of $7.3 million in fiscal 2009. The decline in cash used in operating activities resulted from our net loss of $5.5 million, net noncash charges and credits of $453,000 and a net increase in operating assets and liabilities of $21.0 million. Noncash charges and credits primarily consisted of a $800,000 charge for bad debt expense offset by a $645,000 credit for deferred taxes. Excluding the $35.9 million charge related to the Summit transaction, we would have generated $9.9 million of cash from operating activities in fiscal 2010. Changes in operating assets and liabilities primarily consisted of $29.5 million increase in accounts receivable, a $10.1 million increase in deferred revenues offset by an increase in deferred cost of revenues of $5.9 million, a $7.9 million increase in accounts payable and accrued liabilities, a $4.1 million increase in inventories, a $1.6 million increase in income taxes payable and a $1.0 million increase in prepaid expenses and other current assets.

Net cash provided by operating activities in fiscal 2011 of $63.0 million increased from cash used in operating activities of $26.0 million in fiscal 2010. The increase in net cash provided by operating activities resulted from net income of $49.7 million and increases in operating assets and liabilities of $13.2 million in fiscal 2011. Changes in operating assets and liabilities consisted primarily of a $20.3 million increase in accounts payable and accrued liabilities, a $5.9 million increase in accounts receivable, a $1.3 million increase in taxes payable, a $1.1 million increase in inventories, a $715,000 increase in prepaid expenses and other current assets and a net decrease of $810,000 in deferred revenues and deferred cost of revenues.

Cash Flows from Investing Activities

Our investing activities consist solely of capital expenditures. Capital expenditures for fiscal 2009, 2010 and 2011 were $280,000, $615,000 and $479,000, respectively.

Cash Flows from Financing Activities

Our financing activities provided net cash of $753,000 during fiscal 2009 related to the repayment of notes receivable from stockholders.

Our financing activities provided net cash of $41.3 million during fiscal 2010. Net financing activities consisted primarily of proceeds from the issuance of Series A preferred stock for $100.0 million from Summit Partners, $500,000 paid for legal and other administrative costs related to the closing of the transaction with entities affiliated with Summit Partners, offset by $64.1 million of repurchases of common stock and cancellation of options in connection with the issuance of Series A preferred stock. Additionally, proceeds of $6.3 million were provided from the exercise of Series A preferred stock warrants issued to entities affiliated with Summit Partners, L.P. and $512,000 was used for the repurchase of common stock unrelated to the Summit transaction.

During fiscal 2011, we entered into a stock purchase agreement to repurchase 2,975,590 shares of common stock from three stockholders for total consideration of $7.3 million. In fiscal 2011, we also repurchased and subsequently cancelled options to purchase 420,400 shares of our common stock from two of our option holders for aggregate consideration of $2.2 million. Additionally, we paid a dividend on our Series A convertible preferred stock of $3.0 million and paid $1.8 million in costs related to third party consulting services associated with the offering described in this prospectus.

Stock Split

In October 2011 we completed a 2.5 for one forward stock split of our common and preferred stock. All share and per share information set forth herein has been retroactively adjusted to reflect the split.

Contractual Obligations

We lease our headquarters in San Jose, California and other locations worldwide under noncancelable operating leases that expire at various dates through fiscal 2014. The following table summarizes our contractual obligations as of June 30, 2011:

	Payments Due by June 30,
	2012	2013	2014	Total
	(In thousands)
Operating leases	$668	$276	$25	$969

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability and to date no accruals have been recorded. Our consolidated financial position and results of operations could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Commitments and Contingencies

In January 2011, the OEE contacted us to request that we provide information related to our relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of our products. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to the OEE’s request but also to review our overall compliance with export control and sanctions laws. We believe our products have been sold into Iran by third parties. We do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo. In the course of this review we identified that two distributors may have sold Ubiquiti products into Iran. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our system of record, NetSuite. See “Risk Factors—We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.”

In May 2011, we filed a self-disclosure with OEE and, in June 2011 we filed one with OFAC, regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to both distributors. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation of us without penalty.

OFAC is still in the early stages of reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts, which led OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products and/or referral for criminal prosecution. Any such fines may be material to our financial results in the period in which they are imposed. The penalties may be imposed against us and/or our management. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition and results of operations would be materially negatively impacted.

Warranties and Indemnifications

Our products are generally accompanied by a 12 month warranty, which covers both parts and labor. Generally the distributor is responsible for the freight costs associated with warranty returns, and we absorb the freight costs of replacing items under warranty. In accordance with the Financial Accounting Standards Board’s, or FASB’s, Accounting Standards Codification, or ASC, 450-30, Loss Contingencies, we record an accrual when we believe it is estimable and probable based upon historical experience. We record a provision for estimated future warranty work in cost of goods sold upon recognition of revenues and we review the resulting accrual regularly and periodically adjust it to reflect changes in warranty estimates.

We may in the future enter into standard indemnification agreements with many of our distributors and OEMs, as well as certain other business partners in the ordinary course of business. These agreements may include provisions for indemnifying the distributor, OEM or other business partner against any claim brought by a third party to the extent any such claim alleges that a Ubiquiti product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. The maximum amount of potential future indemnification is unlimited. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not estimable.

We have agreed to indemnify our directors, officers and certain other employees for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon the termination of their services with us but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited. We have a director and officer insurance policy that limits our potential exposure. We believe the fair value of these indemnification agreements is minimal. We had not recorded any liabilities for these agreements as of June 30, 2009, 2010 and 2011.

Based upon our historical experience and information known as of June 30, 2011, we do not believe it is likely that we will have significant liability for the above indemnities at June 30, 2011.

Off-Balance Sheet Arrangements

As of June 30, 2009, 2010 and 2011, we had no off-balance sheet arrangements other than those indemnification agreements described above.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $13.7 million, $28.4 million and $76.4 million as of June 30, 2009, 2010 and 2011, respectively. These amounts were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Chinese yuan, Lithuanian lita, Taiwan dollar and Indian rupee. During fiscal 2011, a 10% appreciation or depreciation in the value of the U.S. dollar relative to the other currencies in which our expenses are denominated would not have had a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

Effective January 1, 2010, we adopted the FASB’s updated authoritative guidance on fair value measurements and disclosures. The updated guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefits plan assets provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that became effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted the updated guidance beginning January 1, 2010, except for the additional Level 3 requirements, which we adopted beginning January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Additionally, in May 2011 the FASB further amended its guidance related to fair value measurements in order to achieve common fair value measurements between U.S. GAAP and International Financial Reporting Standards. The amendments in the updated guidance explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the updated guidance should not result in a change in the application of previous fair value measurement guidance. The updated guidance is effective during interim and annual periods beginning after December 15, 2011. We do not expect adoption on January 1, 2012 to have an impact on our consolidated financial statements.

In June 2011, the FASB updated its guidance related to the presentation of comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in the updated guidance do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The updated guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The updated guidance must be applied retrospectively. We do not expect the adoption of this guidance on January 1, 2012 to have an impact on our consolidated financial statements.

BUSINESS

Our long-term goal is to become a dominant player in the market for communication technology applied to the underserved and underpenetrated regions of the world. We have demonstrated a unique ability to define market disruptive products and solutions paired with an efficient and vertically integrated research and development approach that allows us to execute rapidly. These attributes have allowed us to become a worldwide leader in the unlicensed broadband market in a very short time frame. We believe that we are positioned to replicate this success through the introduction, in the near future, of disruptive technology into adjacent markets, including enterprise WLAN, video surveillance, SCADA and licensed microwave wireless backhaul.

Overview

We are a product driven company that leverages innovative proprietary technologies to deliver wireless networking solutions with compelling price-performance characteristics to both start-up and established network operators and service providers. Our products bridge the digital divide by fundamentally changing the economics of deploying high performance wireless networking solutions in underserved and underpenetrated broadband access markets globally. These markets include emerging markets and other areas where individual users and small and medium sized enterprises do not have access to the benefits of carrier class wireless broadband networking. The combination of our unique business model and leading edge technologies allows us to disrupt large and growing markets by significantly accelerating market adoption for our wireless broadband networking products and solutions. Our business model has enabled us to break down traditional barriers such as high product and network deployment costs that are driven by business model inefficiencies and achieve rapid market adoption of our products and solutions in previously underserved and underpenetrated markets. Our business model and proprietary technologies provide us with a significant and sustainable competitive advantage over incumbents, who we believe are unable to respond effectively due to their higher cost business models.

We offer a broad and expanding portfolio of wireless networking products and solutions and we recently introduced products in the enterprise WLAN and video surveillance markets. Our products and solutions, based on our proprietary technologies, include high performance radios, antennas and management tools that have been designed to deliver carrier class performance for wireless networking and other applications in the unlicensed RF spectrum. Our products and solutions are integrated and flexible, which substantially reduces the cost and complexity of installation, maintenance and management of wireless networks. Our products and solutions meet the demanding performance requirements of video, voice and data applications. Additionally, our products and solutions have a low total cost of ownership and are broadly adopted by network operators and service providers to deploy fast, scalable and reliable wireless networks. For example, our products and solutions enabled a network operator in France to realize cost savings of more than 90% when compared to the solutions from competing equipment vendors.

Our business model is driven by the large, growing and engaged Ubiquiti Community. The members of the Ubiquiti Community interact through our forum, online support information, or wiki, and newsletter. We hold conferences that exclusively showcase our products and solutions for network operators, service providers and distributors. We also use these conferences to introduce new products and solutions and solicit direct feedback from the attendees. As of June 30, 2011, the Ubiquiti Community was comprised of more than 60,000 registered members. The Ubiquiti Community is a critical element of our business strategy as it has enabled us to redefine the traditional models for product development, sales and marketing and product support in the following key ways:

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Product development.    Our products and solutions benefit from the active engagement between the Ubiquiti Community and engineers throughout the product development cycle. We allow the Ubiquiti Community to identify actual solution requirements and provide immediate feedback to enable the rapid introduction of optimally designed products with compelling price-performance characteristics. We leverage the Ubiquiti Community to eliminate long and expensive multi-step internal processes for gathering product requirements, finalizing design, incorporating features and functionalities and integrating customer feedback prior to final product release. This approach significantly reduces our development costs and the time to market for our products.

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Sales and marketing.    We do not currently have a direct sales force, but instead rely on the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost effectively than is possible through traditional sales models. Our efficient and streamlined sales and marketing model allows us to avoid costs associated with expensive direct and channel sales organizations.

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Product support.    The engaged members of the Ubiquiti Community, who enthusiastically support each other through our forum and individual blogs, have enabled us to foster a large, cost efficient, scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information.

The savings we achieve by relying on the Ubiquiti Community in the areas of product development, sales and marketing and product support are passed along to network operators and service providers in the form of prices that are a fraction of those of existing alternative solutions.

Building on our leadership in the underserved and underpenetrated segments of the wireless broadband access market, we intend to expand our product offerings in our existing market and enter adjacent markets by relying on the combination of our efficient business model and proprietary technologies to provide products and solutions with compelling price-performance characteristics to customers in those markets. For example, we plan to introduce products and solutions for the enterprise WLAN, video surveillance, SCADA, and licensed microwave wireless backhaul markets. As we enter such new markets, we plan to leverage existing distributor relationships and establish engaged communities similar to that of the Ubiquiti Community.

In fiscal 2011, we had revenues of $197.9 million, representing substantial growth from revenues of $63.1 million and $137.0 million for fiscal 2009 and fiscal 2010, respectively. In fiscal 2010, we had a net loss of $5.5 million compared to net income of $9.9 million for fiscal 2009. Our GAAP net loss in fiscal 2010 reflected a one time compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the Summit transaction and a $1.6 million charge for a regulatory export compliance issue. Excluding stock-based compensation expense, we have been profitable since fiscal 2006. In fiscal 2010 we had net income excluding stock-based compensation expense and a charge for a regulatory export compliance issue, net of taxes of $32.0 million, representing substantial growth from net income excluding stock-based compensation expense, net of taxes of $10.3 million for fiscal 2009. As of June 30, 2011, we had 92 full time equivalent employees. Our company was formed in 2003 and we were largely inactive until we commenced our current business in 2005. We began shipping embedded radios in fiscal 2006. In fiscal 2008, we introduced a line of products based on 802.11 standard protocols and in early fiscal 2010, we introduced a number of new products based on our proprietary AirTechnologies, including our high performance AirMax systems.

Industry Overview

Internet traffic worldwide has grown rapidly in recent years, driven by an increase in the number of users and high bandwidth applications, such as streaming web content, online gaming and social networking. According to Cisco Visual Networking Index, global IP traffic is expected to increase from 14,686 petabytes, or PB, per month in 2009 to 63,904 PB per month in 2014, representing a 34% CAGR over that period. Wired networking solutions have traditionally been used to address increasing consumer and enterprise bandwidth needs. However, the high capital and operating costs and long market lead times associated with building and installing infrastructure for wired networks has severely limited the widespread deployment of these networks in underserved and underpenetrated markets.

Underserved and underpenetrated markets.    Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets and for offering a host of other services and solutions. According to a forecast by Gartner, fixed network household broadband penetration rates for 2009 and 2010 in emerging countries were a fifth of the broadband penetration in developed countries, whereas the aggregate number of households in emerging countries was approximately four times the aggregate number of households in developed countries.1 We believe this is due to the lack of an established

[1]	Gartner, Inc., Forecast: Consumer Fixed Voice, Internet and Broadband Services, Worldwide, 2008-2015, 2Q 11 Update. Amanda Sabia et al., May, 2011.

network infrastructure and the high initial deployment costs of wired networks. Gartner also estimates that fixed network household broadband penetration in emerging markets will increase from 10% in 2008 to 19% in 2013. We believe this estimate understates the global penetration rates that could be achieved if carrier class wireless solutions were broadly available at a fraction of the established market costs.

Limitation of existing solutions.    Existing wireless networking technologies such as standard 802.11 based Wi-Fi, WiMAX and LTE have been designed to satisfy the increasing demand for broadband access and support mobility. According to Gartner2, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a CAGR of 34%. According to Gartner’s forecasts for wireless broadband access revenue, WiMAX base station revenues account for more than 90% of wireless broadband access revenue, which do not include CPE revenues. However, these existing alternative networking solutions often fail to meet the price-performance requirements of wireless networking in emerging markets, which in turn has led to low penetration and large populations of unaddressed users in these areas. As a result, there is a strong need for cost-effective solutions to deliver wireless networking solutions to consumers and enterprises in underserved and underpenetrated markets. These solutions must be robust and provide service equivalent to that of wired solutions while simultaneously meeting the economic objectives of network operators and service providers in these markets.

Increasing use of the unlicensed spectrum.    Private industry in underserved and underpenetrated markets worldwide has responded to the lack of wired infrastructure by deploying wireless networks utilizing unlicensed RF spectrum. These network operators and service providers often cannot afford the capital outlay to acquire licenses for the licensed RF spectrum and have consequently designed their wireless networks for the unlicensed RF spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. As a result of high demand for the unlicensed RF spectrum, use of this spectrum to provide high quality wireless networking has become more challenging and congestion is limiting the growth of wireless networks.

Government incentives for broadband access.    Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses. For example, in many countries, including the United States, the responsible regulatory agencies have released the spectrum previously used for broadcast TV, known as the TV White Space, to relieve some of the congestion. The United States and other countries have adopted stimulus plans to increase the delivery of robust broadband access in unserved and underserved areas. The World Bank has reported that 12 countries and the EU have committed an aggregate of $122.4 billion in broadband stimulus funds to date.

Limitations of Alternative Solutions in Addressing Underserved and Underpenetrated Markets

To provide robust wireless networks that meet the price-performance needs of people and businesses in underserved and underpenetrated markets, vendors of wireless networking solutions must solve some of the problems facing existing solutions:

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Poor performance.    To deliver high performance, wireless networking solutions need to satisfy the diverse performance requirements for video, voice and data. The challenges of operating in the unlicensed RF spectrum, including spectrum noise and interference from uncontrolled device proliferation, often result in network congestion, low data throughput, and high latency. Existing wireless networking solutions built for the licensed RF spectrum are designed to operate in more predictable environments and are not optimized for the crowded and less reliable unlicensed spectrum. Alternative solutions such as dial-up access and satellite broadband solutions do not satisfy the need for high capacity broadband access, while mobile solutions such as Evolution-Data Optimized, are fundamentally disadvantaged due

[2]	Gartner, Inc., Forecast: Carrier Network Infrastructure, Worldwide, 2008-2015, 2Q11 Update, Peter Kjeldsen et al., June, 2011 and Forecast: Enterprise WLAN Equipment, Worldwide, 2006-2015, 2Q11 Update, Christian Canales, May, 2011.

to poor product performance characteristics, significant processing overhead, and design limitations for ensuring mobility and long battery life.

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High cost of ownership.    Existing alternative solutions such as fiber-to-the-premises, cable, DSL, WiMAX, LTE and traditional backhaul, provide high capacity, high performance broadband access, but often do not meet the demanding price-performance requirements of underserved and underpenetrated markets. Many network operators and service providers are unable to deploy these alternatives due to the significant upfront capital costs and limited ability to recover these costs through subscription fees. Factors such as high product costs and lack of integration associated with alternative solutions dramatically increase the cost of network maintenance and upgrades, making these solutions impracticable for capital constrained network operators and service providers in underserved and underpenetrated markets.

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Complexity.    Existing alternative solutions are often difficult to deploy and manage in heterogeneous network environments and require skilled employees or consultants to install and operate. Lack of hardware and software integration between products, technologies and vendor devices can diminish network performance significantly and increase the complexity of network management, integration and expansion. In underserved and underpenetrated markets, network operators and service providers typically have lean organizations with little capital or skilled labor for complex network installation, management and maintenance. These network operators and service providers require wireless networking solutions that can be deployed rapidly and without skilled labor. In addition, the lack of software interoperability results in features, functionality and usability of network components that are inconsistent and complex to manage.

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Lack of reliability, resiliency and scalability.    Existing wireless solutions are not designed to overcome obstacles and effectively recover from the dynamic changes in wireless spectrum usage that prevail in the unlicensed RF spectrum. This problem is exacerbated in operating environments that include significant variations in altitude, temperature, terrain and deployment frequencies. The lack of reliability of existing wireless solutions in unlicensed RF spectrum can result in networks characterized by slow data access, poor performance, poor coverage and degradation of the subscriber experience. Additionally, the performance and reliability of existing wireless networking solutions decline rapidly as the number of subscribers and range of service delivery increases. In the absence of reliable and scalable systems, wireless networks using these solutions may experience interruptions and delays, which can result in loss of subscribers and negative financial implications to network operators and service providers.

In addition to the challenges above, we believe incumbent vendors in underserved and underpenetrated markets are disadvantaged by significant inefficiencies in areas such as product development, sales and marketing and product support. These inefficiencies result in high operating costs that are typically passed on to network operators and service providers in the form of significantly higher priced products. We believe there is a need for efficient business models that enable network operators and service providers of all sizes to deploy affordable, high performance wireless networks for delivering broadband services in such markets.

Our Solution

We apply our differentiated business model and innovative technologies to fundamentally change the economics of delivering wireless networking solutions in our target markets and address the needs of network operators and service providers who operate in these markets. Our solutions enable network operators and service providers to deploy fast, scalable and reliable wireless networks cost effectively. Our solutions lower their barriers to entry by dramatically reducing the capital requirements for network deployment, operations and maintenance and are designed to stimulate the development of these markets. Our disruptively priced and feature rich products overcome the inefficiencies that prevent rapid, widespread adoption of wireless networks.

Our wireless networking solutions offer the following key benefits to wireless network operators and service providers:

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High performance wireless technologies for unlicensed RF spectrum.    Our proprietary products and solutions include high performance radios, antennas and management tools that have been designed to deliver carrier class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our radios and antennas, which incorporate our innovative proprietary technologies and firmware, are designed and field tested to deliver carrier class network speeds, throughput, range and coverage, while simultaneously meeting the varying requirements of video, voice and data traffic. Our products and solutions overcome significant performance challenges such as dynamic spectrum noise, device interference, outdoor obstacles and unpredictable levels of video, voice and data performance.

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Unparalleled cost effectiveness.    Our products and solutions have been designed to enable service providers and network operators to deliver carrier class performance to their subscribers within the economic constraints of underserved and underpenetrated markets. The deployment and operation of our solutions require a fraction of the capital expenditures and network maintenance costs of those associated with existing alternative solutions. By designing our products to overcome the noise, interference and power constraints of the unlicensed RF spectrum, we enable network operators and service providers to avoid the significantly higher cost of operating in the licensed RF spectrum. These advantages allow network operators and wireless service providers of varying sizes to establish and profitably operate high performance wireless networks.

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Integrated and easy to deploy and manage.    Our integrated products and solutions eliminate significant complexity associated with the installation, management and expansion of wireless networks. Integration is vital to network operators and service providers in markets with lean organizations and little capital and limited access to skilled employees or consultants. Within each of our product families, products are based on a firmware that is built on a common codebase. This allows for the availability of common features and functionality and leads to consistent usability across each product family, thus reducing complexity of network management and ensuring seamless product interoperability. The level of integration between our products is designed to enable network operators and service providers to use a plug and play approach to delivering wireless broadband access and other services that have carrier class performance without significant management or upgrade complexity.

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Reliable and scalable.    The reliability and predictability of our products and solutions enable network operators and service providers to deliver to their subscribers carrier class broadband connectivity in the unlicensed RF spectrum. Our products reduce network downtime and promote continuous availability of high speed network connectivity for users. For example, our use of technologies such as phased array antennas, global positioning system, or GPS, synchronization and frequency hopping reduce the effects of RF noise and interference in real time to overcome congestion and increase overall network capacity, reliability performance and the RF spectrum usage efficiency. Our solutions are robust and can be deployed in a wide range of operating environments. Additionally, our solutions allow network operators and service providers to efficiently identify, monitor and allocate RF spectrum, reducing interference and increasing network availability. The combination of our key proprietary technologies enables us to deliver reliable network performance that scales efficiently with an increase in the number of subscribers, range of service delivery, network size and number of applications for video, voice and data.

We believe that our unique business model, powered by the Ubiquiti Community, which enables us to operate at lower margins, provides us with a significant and sustainable competitive advantage over incumbents, who we believe are unable to respond effectively to changes in market requirements due to their reliance on higher cost business models. Our lean business model, and use of the Ubiquiti Community to provide us with product development, customer acquisition, support and retention, creates our sustainable advantage. The Ubiquiti Community has enabled us to redefine traditional models for product development, sales and marketing and product support. The Ubiquiti Community provides us with immediate product feedback which results in faster product improvements and higher customer loyalty. Our streamlined and efficient product development model also results in rapid introduction and adoption of optimally designed and carrier class products. Similarly, our efficient sales and distribution model allows us to avoid costs associated with expensive direct and channel organizations. We pass these savings on to network operators and service providers in the form of prices that are a fraction of those of alternative solutions. Our ability to offer products with competitive price-performance characteristics enhances our ability to significantly accelerate market adoption of these products and expand the size of our markets globally. We believe our extensive engagement with the Ubiquiti Community has resulted in increased Ubiquiti brand equity, as well as customer loyalty.

Our Strategy

Our goal is to become a dominant player in the market for communications technology for the underserved and underpenetrated markets. We are a product driven company focused on delivering wireless networking solutions, based on our innovative proprietary technologies, with compelling price-performance characteristics to network operators and service providers. We believe our highly efficient business model and leading edge technologies provide us with a significant and sustainable competitive advantage over incumbents who, we believe, are unable to respond effectively due to their higher cost business models.

Key elements of our strategy include the following:

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Continue to enhance our leadership in the wireless broadband access market.    We believe that we are a leader in the large and growing market for wireless broadband access. We believe that our leading edge technologies and efficient business model give us the ability to capture significant market share and drive market growth. We intend to continue to disrupt wireless broadband markets by introducing products and solutions that deliver carrier class performance and compelling economic value.

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Leverage our technologies and business model in adjacent markets.    We intend to leverage our technologies and business model to target other large and growing markets that we believe are ripe for disruption, such as enterprise WLAN, video surveillance, SCADA and licensed microwave wireless backhaul markets. For example, we released our UniFi product line, an enterprise WLAN offering, in January 2011 and our AirVision and AirCam product lines, our video surveillance offerings, in August 2011. We believe that we can extend the price-performance benefits we brought to the wireless broadband access market to these adjacent markets.

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Maintain and extend our technological leadership.    We intend to continue to develop innovative hardware solutions and management tools for our target markets. For example, we have recently launched a line of products that addresses a fundamental problem with the use of RF spectrum – signal interference that occurs when multiple base stations are located in close proximity such as on a single tower. By adapting an existing technology, GPS locators, we are solving this problem by allowing network operators and service providers to remotely and easily synchronize the various pieces of equipment on a single tower, thereby improving the performance of the wireless networks. We believe that our continued focus on developing such technologies will allow us to deliver products and solutions with disruptive price-performance characteristics in our markets.

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Extend our powerful user community.    The Ubiquiti Community has enabled us to redefine traditional models for product development, sales and marketing and product support. As we move into adjacent markets, we intend to foster additional self-reinforcing, customer driven communities and to continue to grow the Ubiquiti Community, to increase awareness of our brand and assist us with product development, sales, viral marketing and product support.

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Evaluate and pursue strategic acquisitions.    We intend to evaluate strategic investment and acquisition opportunities to enhance the features and functions of our products and solutions, extend our product portfolio, increase our geographic presence and take advantage of new market opportunities while preserving our business model. When evaluating acquisitions, we intend to consider time to market, synergies with our existing offerings, the adaptability of the target company to our business model and potential market share impact.

Network Operator and Service Provider Case Study

Typical Wireless Network Structure

The following diagram illustrates how our technology can be deployed in a wireless network:

ISP: Internet Service Provider

Point to Point: A point to point setup connects two specific locations together.

Backhaul: Backhaul involves moving data from Point A to Point B, in other words it is a point to point system.

Point to Multipoint: A wireless point to multipoint setup connects multiple locations together. The main, central, location is called the Access Point or Basestation and all data passing between the Customer Premise Equipment, or CPE, must pass through the Access Point. These point to multipoint networks have numerous applications, including use by wireless internet service providers, or WISPs, large corporate campuses, distribution facilities, school districts, and public safety applications.

The diagram above depicts a typical deployment of our products involving point to point and point to multipoint connectivity. Our products include high performance radios and antennas that can serve as backhauls, base stations or CPE to deliver different network functionality while seamlessly working with one another to provide end to end networking solutions. Data traffic from point to multipoint connections is aggregated from base stations by our antennas using AirMax, our proprietary high performance protocol which provides point to point wireless backhaul communication for subsequent connection to high speed wired network infrastructure in the central office. Our products use either AirMax or 802.11 standard protocols to provide point to multiple point communication with several access points in different directions, varying distances and operating environments.

Case Study

InfoSat Telecom, a network operator in France, needed a high performance end to end wireless networking solution to help it provide wireless broadband service to an underserved region with a population of more than 1 million over an area of more than 4,300 square kilometers. After initiating deployment of 802.16d WiMAX-based solutions from another wireless equipment vendor, InfoSat was facing significant challenges in meeting the bandwidth demands of its customers and could only offer 512 kbps bandwidth plans. InfoSat quickly concluded that it would not be economically feasible to efficiently scale its network deployment utilizing its current solutions. After evaluating the price-performance characteristics of our solutions, InfoSat made the decision to deploy versions of our Bullet, Rocket and NanoBridge products to build out its network. Our solutions have enabled InfoSat to realize cost savings of more than 90% when compared to the solutions it was using from competing equipment vendors while delivering 20 Mbps bandwidth plans. The use of our solutions has also resulted in the simplification of the day to day management of InfoSat’s network. InfoSat uses AirControl to manage all its network devices from a single location, receives immediate notification of network problems and proactively addresses network issues. Our solutions have freed up cash for InfoSat to expand its network deployment more quickly while simultaneously delivering carrier class performance.

Our Technology and Products

Our proprietary technology enables us to provide end to end wireless networking solutions for network operators and service providers in underserved and underpenetrated markets. We design our products and solutions using low cost hardware and industry standard chipsets to enable these providers to deliver carrier class wireless broadband access and services to their subscribers profitably. In addition, our technology allows us to design our products for ease of manufacture. Our focus on cost efficiency, robust product design and high performance drives the development of our technology, products and solutions.

Technology

We offer end to end solutions that incorporate our proprietary RF technology, antenna design and firmware technologies, which we collectively refer to as AirTechnologies in this prospectus. These technologies simplify the adoption and use of our products and provide our products and solutions with performance characteristics usually found only in the carrier class wireless networking solutions and solve significant performance, reliability, scalability and ease of use challenges in the unlicensed RF spectrum.

All of our products and solutions can leverage multiple input multiple output, or MIMO, technology, which relates to the use of multiple antennas at both the transmitter and receiver to improve performance. Most of our radios employ multiple independent transmitters and receivers to create independent communication channels using the same frequency spectrum. We use advanced array signal processing techniques to combine our radios’ communications channels into a single, higher data rate channel. Our approach to MIMO technology effectively doubles the capacity of our radios when compared to traditional radios. Each of our standalone antennas is dual polarized with radiation patterns that are optimized for MIMO performance. Our antennas are designed to provide a high degree of spatial filtering while maintaining two largely isolated channels. Our design produces a better signal to noise ratio for each channel and simplified signal processing to combine the channels, which in turn effectively doubles the throughput of our antennas, when compared to single input single output devices.

Our current AirTechnologies include:

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AirMax.    AirMax includes protocols that contain advanced technologies for noise immunity. These proprietary protocols help our products deliver carrier class wireless networking performance for video, voice and data applications. AirMax is able to support a wireless network that can scale to hundreds of clients per base station while maintaining low latency and high throughput for point to point and point to multipoint applications. AirMax enables our products and solutions to deliver high performance outdoor wireless networking over long distances. Unlike most systems using 802.11 standard protocols, which are primarily designed for indoor networks where multiple pieces of client equipment can hear one another, our AirMax systems eliminate hidden node collisions and maximize air time efficiency. AirMax incorporates smart polling which is a feature that improves the scalability of a wireless network by predicting the voice and data requirements of an application at any given time and allocating the required bandwidth. AirMax also improves scalability by giving priority to active client hardware over idle client hardware to reduce perceived latency on large networks. AirMax provides users with the ability to seamlessly switch operating frequencies in real time to overcome noise and interference due to changes in the operating environment.

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AirOS.    AirOS is versatile firmware that resides on all of our networking solutions and CPE. AirOS is based on proprietary firmware architecture and provides advanced wireless configurations and routing functionality to enable users to easily deploy and maintain high performance multipoint networks. AirOS features include support for a wide variety of protocols, multiple languages, operation in the unlicensed spectrum and channel width configuration to reduce interference. AirOS also provides a software developer kit, or SDK, to support third-party software development and localization to support multiple languages. AirOS provides a key framework for the development and deployment of our differentiated technologies.

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AirControl.    AirControl is a web browser-based wireless network management application that enables network operators and service providers to manage each device in a network from a central console that can be accessed from anywhere. AirControl provides network operators and service providers a scalable solution for managing large or small networks of Ubiquiti devices. AirControl also has a mass configuration capability that reduces cost and complexity of network management, which is critical as networks increase in size to serve more subscribers.

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AirSelect.    AirSelect is a solution that allows for dynamic changing of the transmission frequency of a network to avoid transmission interference. When a network experiences interference on a frequency, AirSelect dynamically changes to a frequency where such interference does not then exist without disrupting or degrading the network’s performance.

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AirView.    AirView is a RF spectrum analyzer that enables users to analyze existing usage of the RF spectrum more conveniently than existing alternative solutions. This is important in efficiently deploying and operating wireless networks in the unlicensed RF spectrum, where there may be a large number of other devices and existing users. By identifying existing RF sources and the characteristics of their channel presence, network operators and service providers can choose the appropriate frequencies and channel widths to minimize interference and noise. AirView is available on all AirMax enabled devices as well on a small USB module for use with laptop or desktop personal computers and provides a mobile interface for remote login and monitoring of RF spectrum in various operating environments.

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AirSync.    AirSync is a GPS synchronization solution that is designed to overcome performance challenges associated with collocation interference caused by the presence of multiple radios on the same tower. AirSync allows multiple radios in close proximity to coordinate transmissions and receptions using a common GPS satellite clock source. Synchronized transmissions and receptions reduce signal collisions, interference and latency, which can substantially increase throughput for video, voice and data applications. AirSync also allows collocated radios to reuse frequency bands, thus enabling the use of more radios on the same tower or the deployment of our products in environments where limited frequency bands are available in the unlicensed spectrum.

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AirLink.    AirLink is an online wireless network simulation and planning tool that is designed to aid network operators and service providers to design networks in a virtual environment and determine which of our hardware to purchase. AirLink allows the user to estimate the performance of our radio and antenna hardware prior to hardware deployment. AirLink combines the ease of use and terrain mapping capability of Google Maps with an advance link calculating methodology. AirLink’s user interface works seamlessly with our other management tools.

Our AirTechnologies that we have announced and intend to release include:

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AirBeam.    AirBeam is a phased array technology that enhances base station gain by focusing the signal transmission and reception in a narrower beam that in turn reduces transmission interference and increases range. AirBeam is designed to be used in base station applications to solve key limitations of traditional wide and narrow beam technologies. In wide beam communication, a signal is transmitted and received over a wide angle to overcome physical obstructions and uneven terrain. Unfortunately, this form of transmission can be inefficient and noisy. Narrow beam communication requires many antennas and frequency channels to provide the broad coverage associated with wide beam communication. AirBeam combines narrow beam technology and time based multiplexing of transmissions and receptions to overcome both challenges. AirBeam’s advanced base station design delivers high antenna gain and broad coverage by using a combination of narrow beams in various directions. This advanced design also allows frequencies to be re-used by having beam transmissions and receptions in different directions take place at different times. This increases the efficiency of spectrum usage by allowing re-use of frequency bands, which enables the use of more radios on the same tower and the deployment of our products in environments where limited frequency bands are available in the unlicensed spectrum.

Products

We offer a broad portfolio of over 100 products and solutions for broadband access and other wireless networking services. Our products and solutions are based on our proprietary technologies and architecture that have been designed to deliver carrier class performance in both licensed and unlicensed RF spectrum. Our products include high performance radios and antennas that can serve as backhauls, base stations or CPE. We intend to use our AirOS platform technology and our knowledge of wireless networking and device development to enter adjacent markets with products and solutions for enterprise WLAN, video surveillance, SCADA and wireless backhaul and base station equipment for carrier networks. Our products are designed to deliver high performance in a wide range of operating environments. Our radios and antennas operate in the 900 MHz, 2.4 GHz, 3.6 GHz and 5.0 GHz bands of the RF spectrum.

Radios

Our portfolio of high performance radios provides a flexible platform for network operators and service providers that allows them to customize solutions for their specific network requirements at compelling price points. Our radios are designed to support either our proprietary high performance AirMax protocol or 802.11 standard protocols. While our AirMax-based solutions provide network operators and service providers the ability to deploy high performance end to end carrier class wireless networking solutions for video, voice and data traffic, our 802.11 standard based solutions provide wireless interoperability with a diverse range of standards based equipment. Our radios are designed to operate in a wide range of operating environments, including those with high noise and extreme weather conditions that can significantly degrade overall network performance. Our radio designs proactively address a number of common deployment and usability issues. For example, our radios have advanced electrostatic discharge resistance to protect against common outdoor radio and Ethernet failures, signal strength LED meters to help network operators and service providers achieve optimal antenna alignment for maximum signal strength and receptivity and a low-loss integrated RF connector that eliminates the need for external connections.

In addition to standalone radios, we offer several integrated radios based on our innovative designs. Our products that incorporate these radios combine a high gain antenna system, advanced radio architecture and firmware technology. We believe that this integrated design allows our radios to deliver the performance, throughput, and reliability of carrier class WiMAX networks.

The following describes some of the families of radios in our portfolio:

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Rocket.    The Rocket provides our highest capacity standalone radio based on MIMO technology with support for AirMax and 802.11 standard. The Rocket can be deployed to deliver base station functionality or high capacity wireless backhaul links. The Rocket is designed for long range applications.

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Bullet.    The Bullet is a versatile small form factor radio that can transform any antenna into a high performance radio system. The Bullet supports the use of both AirMax and 802.11 standard protocols. The Bullet is designed for long range applications.

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AirGrid NanoBridge.    AirGrid is an integrated solution that combines low cost grid antenna with our radios that can directly receive feed from the antenna without the need for external RF connections and parts. Our proprietary inner feed technology, which is based on advanced antenna design, delivers higher performance at reduced cost when compared to other vendor products with comparable range and capacity. NanoBridge employs a more advanced inner feed technology and solid antenna to support almost twice the data capacity of AirGrid. The AirGrid and NanoBridge are designed for medium range applications.

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NanoStation/Loco.    NanoStation is a versatile and integrated radio solution that typically serves as a CPE for businesses and homes. It can also be deployed for base station functionality and wireless backhaul. NanoStation combines a high performance, two by two MIMO with a moderate gain antenna for applications requiring lower range. Loco is a lower cost variant of NanoStation. The NanoStation and Loco are designed for short range applications.

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PowerBridge/PowerStation.    PowerBridge, while similar in functionality to a NanoStation, combines the use of a higher gain antenna, which concentrates greater signal strength in a narrower beam to increase efficiency of RF signal transmission and reception, and AirMax to deliver higher range. PowerStation is the 802.11 standard variant of PowerBridge. PowerBridge and PowerStation are designed for medium range applications.

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PicoStation.    PicoStation is a very small weatherized access point suitable for outdoor applications. PicoStation’s output power of one watt makes it suitable for relatively large areas like stadiums and campuses. PicoStation is compatible with both omni and directional antennas. PicoStation is designed for long range applications.

Name	Target Applications	Bands of Operation (GHz)	MSRP
Rocket	Base station/Backhaul	0.9/ 2.4/ 3.6/ 5.0	$ 89 - $399
Bullet	Bridge/CPE	2.4/ 5.0	$ 39 - $ 79
AirGrid	Bridge/CPE	2.4/ 5.0	$ 59 - $ 69
NanoBridge	Bridge/CPE	0.9/ 2.4/ 3.6/ 5.0	$ 79 - $ 95
NanoStation/Loco	Bridge/CPE	0.9/ 2.4/ 3.6/ 5.0	$ 49 - $129
PowerBridge/PowerStation	Backhaul/CPE	3.6/ 5.0	$139 - $399
PicoStation	Bridge/CPE	2.4/ 5.0	$ 59 - $ 89

Antennas

We offer a broad portfolio of high performance sector and directional antennas that incorporate optimized MIMO design and seamlessly integrate with our radios. Sector antennas are typically used for point to multipoint applications while the directional antennas are typically used for high performance wireless backhaul and bridging applications. Our antennas currently support deployments in the 900 MHz, 2.4 GHz, 3.6 GHz and 5.0 GHz bands of the RF spectrum.

Our sector antennas are tightly integrated with our radios and are designed to serve as base stations. They are designed to achieve gain, cross polarity isolation and beam shaping performance typically found only in carrier class cellular base station antennas. Our sector antennas use dual polarization to provide higher bandwidth, network throughput and lower interference in a polarity diverse environment and in wide band multichannel systems. This is due to low backlobe and sidelobe energy that increases signal to noise ratio in the system, which in turn increases network performance. These antennas have MSRPs from $79 to $269.

We offer solid dish or low cost wire grid directional antennas that are designed to serve as backhauls and CPEs. Our wire grid antennas are less subject to wind resistance and accordingly place less mechanical stress on a tower. Our solid dish antennas provide improved signal energy in the front, rather than the back, of the antenna. This results in higher RF signal concentration in the direction of transmission which in turn results in improved reception, throughput, range and reliability of network links. These antennas have MSRPs from $149 to $329.

Embedded Radios

Our embedded radios comprise development platforms, OEM platforms and PCI modules for wireless networking based on 802.11 standard protocols. These modules are integrated into other systems by OEMs to deliver high performance Wi-Fi networking and other wireless networking applications. For some of these products, we provide a software developers’ kit that allows customization of features and functionality by OEMs and other developers. Our embedded radios offer various deployment functionalities such as access point, bridge and CPE, and have MSRPs from $49 to $200. As a result, our embedded radios are used to develop applications for a variety of markets such as custom mesh networks, licensed private networks, vehicle-based communications and military communications.

Enterprise WLAN

In January 2011, we released our UniFi Enterprise Wi-Fi System, which is a scalable 802.11 access point solution that is easy to deploy and manage. All UniFi access point models, which include mini, long-range and outdoor configurations, are designed to be mounted to a ceiling tile or wall easily with included hardware. Each UniFi access point uses a single cable for data transmission and power-over-ethernet and can be managed centrally with the UniFi Controller software. UniFi Controller enables enterprise WLAN managers to centrally configure and administer a UniFi network and individual access points without any special training and through secure access from any web browser. UniFi Controller provides automatic UniFi access point detection, real-time status, map loading and advanced security options.

Video Surveillance

In August 2011, we also introduced our line of AirCam H.264 megapixel internet protocol cameras for different environments. These cost-effective H.264 cameras use a single cable for data transmission and power-over-ethernet and are designed to integrate easily with our AirVision management software.

In August 2011, we released AirVision, our H.264 internet protocol camera management software. AirVision can be used to manage any H.264 internet protocol camera and is available for download at no cost on our website. Similar to our other network management products, AirVision can be accessed securely from any web browser, provides detailed statistical reporting and advanced analytics and provides a management console with multiple views, versatile camera settings and customizable event recordings.

The Ubiquiti Community

We established the Ubiquiti forum, support wiki and newsletter to foster a large, growing and engaged community of network operators and service providers. The Ubiquiti Community powers our business model by driving the rapid introduction of innovative and optimally engineered products, propagating viral marketing and adoption of our products and providing responsive product support. The following describes the key aspects of our business model that are powered by the Ubiquiti Community:

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Product development.    We seek to identify features and products that are, or are expected to be, needed or desired by network operators and service providers. We rely on the Ubiquiti Community as a significant source of requests for features that we translate into new product ideas and designs. For example, through the Ubiquiti Community’s online forum, we observed discussions regarding the signal interference that occurs when multiple base stations are located in close proximity such as on a single tower. In many instances, some of these base stations are in transmit mode, while the other ones are in receive mode. Base stations in close proximity operating in alternative modes often interfere with each others’ signals, causing possible signal loss or degradation. Based on these discussions by the members of the Ubiquiti Community, we developed a base station with AirSync, which utilizes GPS technology. AirSync allows network operators and service providers to synchronize the receiving and transmission status of multiple base stations in close proximity to each other so that they reduce signal interference.

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Sales and marketing.    We rely on the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost effectively than is possible through traditional sales models. For example, there have been many instances where members of the Ubiquiti Community, who happen to be on online forums not affiliated with us, have strongly recommended that users of other wireless networking solutions try our products and solutions. We hold conferences as an effective way to introduce and promote our products and solutions to the Ubiquiti Community. For example, over 350 people attended our conference in Prague, Czech Republic in October 2010 and over 500 people attended our conference in Foz do Iguaçu, Brazil in December 2010.

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Product support.    Our network operators and service providers, who enthusiastically support each other through the Ubiquiti forum, wiki and newsletter, as well as other blogs and online groups, have fostered a large, scalable and, we believe, self sustaining mechanism for rapid product support and dissemination of information. For example, over 50 user manuals and related documents for our products and solutions have been created directly by the members of the Ubiquiti Community. Eighteen of these manuals and documents are available in Spanish. In addition to these user manuals, the members of the Ubiquiti Community respond to user questions posted on our forum in a rapid manner. These responses are then rated by other members of the Ubiquiti Community to help ensure that the users are receiving the best possible answers.

Sales and Distribution

We do not employ a direct sales force. We sell our products and solutions globally to network operators, service providers and others primarily through our extensive network of distributors. During fiscal 2011, we sold our products to approximately 100 distributors, OEMs and direct customers in over 40 countries. During fiscal 2009, fiscal 2010 and fiscal 2011, Streakwave represented 12%, 13% and 15% of our revenues, respectively. In fiscal 2010 and fiscal 2011, Flytec represented 17% and 20% of our revenues respectively. We had no other customer or distributor that accounted for more than 10% of our revenues in fiscal 2009, fiscal 2010 or fiscal 2011.

A substantial majority of our sales are made to distributors outside the United States and we anticipate that non-U.S. sales will continue to be a significant portion of our revenues. Sales in South America accounted for 6%, 10% and 26% of our revenues in fiscal 2009, fiscal 2010 and fiscal 2011, respectively. Sales in Europe, the Middle East and Africa accounted for 44%, 40% and 35% of our revenues in fiscal 2009, fiscal 2010 and fiscal 2011, respectively. We do not have any visibility on the location or extent of purchases of our products by individual network operators and service providers from our distributors.

Although we publish an MSRP for our products, our distributors have control of pricing to the ultimate purchaser. We have not historically provided our distributors with any substantial sales training or marketing materials and our agreements with our distributors do not limit their ability to carry products that compete with ours. Our distribution agreements generally have a one year term, subject to automatic renewal unless cancelled by one of the parties. Our distributors typically provide us with purchase orders for delivery within 60 days, which we use to forecast future demand and estimate desired inventory builds.

We recently initiated a training program for our distributors so that they can educate and train others to become certified trainers on the effective deployment and use of our products and solutions. The goal is for these certified trainers to in turn educate and train network operators and service providers on the effective deployment and use of our products and solutions. We intend to offer the training program to our distributors in different languages throughout the world.

Manufacturing and Suppliers

We retain contract manufacturers to manufacture, control the quality of and ship our products. We primarily utilize contract manufacturers located in China. Our relationships with contract manufacturers allow us to conserve working capital, reduce manufacturing costs and minimize delivery lead times while maintaining high product quality and the ability to scale quickly to handle increased order volume. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately three to six months to transition manufacturing, quality assurance and shipping services to new providers.

Our internal manufacturing organization consists of a small number of supply chain managers, employees and contractors who supervise the manufacture of our products at contract manufacturer sites and test engineers. We rely on our contract manufacturers and our internal quality assurance resources to implement quality assurance programs designed to achieve high product quality and reliability. We believe that our low warranty expenses and product return rate to date reflect a high level of product quality. We tightly integrate our research and development efforts with our supplier selection process. Once product manufacturing quality reaches a satisfactory level, we move into full scale production at the same contract manufacturer site. We also evaluate and utilize other suppliers for components from time to time.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products.

While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. We and our contract manufacturers rely on purchase orders rather than long-term contracts with these suppliers.

Substantially all of our product revenues are dependent upon the sale of products that incorporate components from Atheros, and we do not have a second source for their chipsets. We are party to a non-exclusive license agreement with Atheros whereby we license certain technology that we incorporate into our products. The current term of our amended license agreement with Atheros expires on September 1, 2012. This agreement automatically renews for successive one year periods unless the agreement is terminated by written notice of nonrenewal at least 90 days prior to the end of its then-current term. We depend on this license agreement to modify and replace firmware that Atheros provides with the chipsets with our proprietary firmware. Qualcomm recently acquired Atheros as a wholly owned subsidiary. We do not know what, if any, the impact will be of the acquisition on our relationship with Atheros. While our agreement with Atheros remains effective, in accordance with the current terms of the agreement either party may terminate the agreement without cause at the end of the annual contract term.

We do not stockpile sufficient chipsets to cover the time it would take to re-engineer our products to replace the Atheros chipsets. If we need to seek a suitable second source for Atheros in our products, there can be no assurance that we would be able to successfully source our chipsets on suitable terms, if at all. In any event, our use of chipsets from multiple sources may require us to significantly modify our designs and manufacturing processes to accommodate these different chipsets.

Research and Development

Our research and development organization is responsible for the design, development and testing of our products. Our engineering team has deep expertise and experience in wireless networking and antenna design, and we have a number of personnel with longstanding experience with wireless network architecture and operation. We have developed and intend to continue to develop our technology in part by operating with a relatively flat reporting structure that relies on individual contributors or small development teams to develop, test and obtain feedback for our products. Our products and solutions benefit from the active engagement between the Ubiquiti Community and our research and development personnel throughout the product development cycle, resulting in rapid introduction and adoption of new products. Our research and development personnel evaluate the input from network operators and service providers and respond to their needs by modifying our products or developing new products based on input we receive.

As of June 30, 2011, our research and development team consisted of 58 full time equivalent employees located in California, Illinois, Lithuania and Taiwan. Our research and development operations work together on product development and new versions of our existing products. Our research and development expenses were $5.2 million, $5.5 million (excluding the stock-based compensation resulting from the Summit transaction) and $11.4 million for fiscal 2009, fiscal 2010 and fiscal 2011, respectively. We expect that the number of our research and development personnel will continue to increase over time and that our research and development expenses will also increase.

Competition

The markets for wireless networking solutions for network operators and service providers, enterprise WLAN and video surveillance are highly competitive and is influenced by the following competitive factors, among others:

▪	total cost of ownership and return on investment associated with the solutions;

▪	simplicity of deployment and use of the solutions;

▪	ability to rapidly develop high performance integrated solutions;

▪	reliability and scalability of the solutions;

▪	market awareness of a particular brand;

▪	ability to provide secure access to wireless networks;

▪	ability to offer a suite of products and solutions;

▪	ability to allow centralized management of the solutions; and

▪	ability to provide quality product support.

We believe we compete favorably with respect to a majority of these factors and that we are a leading provider of wireless networking solutions for network operators and service providers in the unlicensed spectrum. Although we are a new entrant in the enterprise WLAN and video surveillance markets, we believe our products compete favorably in these product categories. We have been successful in rapidly developing high performance integrated solutions because we use individual contributors and small, experienced development teams that focus on the key needs of network operators and service providers in underserved and underpenetrated markets. Our products and solutions are designed to meet the price-performance characteristics demanded by network operators and service providers to achieve a strong overall return on their investment. Our reliable products are designed to operate in growing networks without degradation in performance or operational complexity. In the markets in which we currently participate, we have strong brand awareness.

A number of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. As we move into new markets for different types of equipment, our brand may not be as well known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. In the integrated radio market, our competitors include Alvarion, Motorola and Trango. In the 900MHz product market, our competitors include Cisco and Proxim. In the embedded radio market, our competitors include Mikrotīkls and Senao. In the backhaul market, our competitors include Ceragon Networks, Mikrotīkls and DragonWave. In the CPE market, our competitors include Mikrotīkls, Ruckus and TP-LINK. In the antenna market, we primarily compete with Andrew Corporation, PCTEL and Radio Waves. In the enterprise WLAN market, we primarily compete with Ruckus, Aruba Networks and Cisco. In the video surveillance market, we primarily compete with Vivotek, Axis Communications and Mobotix. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our services and products are available.

We seek patent protection for certain of our key concepts, components, protocols, processes and other inventions. As of June 30, 2011, we had six nonprovisional patent applications pending in the United States, one pending international PCT application and two issued patents. These patent applications relate to various high-level features embedded in certain of our products, including the integration of components in a microwave system and certain performance improvements to radio receivers. We have filed, and will continue to file, patent applications in the United States and other countries where we believe there to be a strategic technological or business reason to do so. Any future patents issued to us may be challenged, invalidated or circumvented. Any patents that may issue in the future with respect to our pending or future patent applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers.

As of June 30, 2011, we owned the Ubiquiti Networks trademark and a trademark for our logo, registered with the EU. We own trademarks for AirControl, AirGrid, AirMax, AirView and UBNT, and for our AirOS logo and in each case registered with the U.S. Patent and Trademark Office. Additionally, we have trademark applications pending with the U.S. Patent and Trademark Office for AirSync, AirSelect, AirVision, AirBeam, UniFi, AirFiber, AirWire, Ubiquiti Networks, and AirBlast. We also have trademark applications pending in China for Ubiquiti Networks and UBNT.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe on our intellectual property. The enforcement of our intellectual property rights also depends on the success of our legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Employees

As of June 30, 2011, we employed 92 full time equivalent employees, which included 58 in research and development, 14 in sales, general and administrative and 20 in operations. As of that date, we had 50 in the United States, 16 in Lithuania, 25 in Taiwan and one in India. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union or is a party to a collective bargaining agreement.

Facilities

Our corporate headquarters are located in San Jose, California in an office consisting of approximately 18,000 square feet pursuant to a lease that expires in May 2012. For our research and development and sales and support personnel we also have offices in Taipei, Taiwan, Kaunas, Lithuania and Barrington, Illinois. We believe our current facilities will be adequate or that additional space will be available on commercially reasonable terms for the foreseeable future.

Regulatory Requirements

We are subject to a number of regulatory regimes including without limitation spectrum use rules, regulations relating to radio emissions, import and export requirements and economic sanctions laws, the FCPA, tax laws (including U.S. taxes on foreign subsidiaries), data privacy laws, labor laws, worker health and safety laws, environmental matters and regulations regarding monopolies and competition. In connection with becoming a public company, we will be subject to additional regulatory requirements, such as the corporate governance provisions of the Sarbanes-Oxley Act, and rules implemented by the SEC and The NASDAQ Global Market. These regulatory regimes are applicable to a substantial majority of U.S. public companies. See “Risk Factors.”

Legal Proceedings

In January 2011, the OEE contacted us to request that we provide information related to our relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of our products. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to the OEE’s request but also to review our overall compliance with export control and sanctions laws. We believe our products have been sold into Iran by third parties. We do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo. In the course of the review, we identified that two distributors may have sold Ubiquiti products into Iran. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our system of record, NetSuite. See “Risk Factors—We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.”

In May 2011, we filed a self-disclosure with OEE and in June 2011, we filed one with OFAC regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to both distributors. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation of us without penalty.

OFAC is still in the early stages of reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts, which led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products, and/or referral for criminal prosecution. Any such fines may be material to our financial results in the period in which they are imposed. The penalties may be imposed against us and/or our management. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition and results of operations would be materially negatively impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation; however, we have received, and may in the future continue to receive, claims from third parties asserting infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves and our wireless carriers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers and directors as of August 31, 2011:

Name	Age	Position
Executive Officers
Robert J. Pera	33	Chief Executive Officer and Director
John Sanford	47	Chief Technology Officer
Benjamin Moore	35	Vice President, Business Development
John Ritchie	45	Chief Financial Officer
Steven J. Hanley	53	Chief Counsel and Assistant Secretary

Directors
Peter Y. Chung(2)(3)	43	Director
Christopher J. Crespi(1)	48	Director
Charles J. Fitzgerald(1)	44	Director
John L. Ocampo(2)(3)	52	Director
Robert M. Van Buskirk(1)(2)(3)	62	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

Robert J. Pera.    Mr. Pera founded our company and has served as our chief executive officer since October 2003. From January 2003 to February 2005, Mr. Pera was a wireless engineer with Apple, Inc., a consumer technology products company. Mr. Pera holds a B.A. in Japanese Language, a B.S. in Electrical Engineering and an M.S. degree in Electrical Engineering (emphasis in Digital Communications / RF Circuit Design) from the University of California, San Diego. We believe that Mr. Pera possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our chief executive officer, one of our founders and our largest stockholder, which brings historical knowledge, operational expertise and continuity to our board of directors.

John Sanford.    Dr. Sanford served as a consultant to us from September 2007 to April 2010 and has served as our chief technology officer since May 2010. From August 2003 to July 2007, Dr. Sanford was chief technology officer of Cushcraft Corporation/Laird Technologies, a company specializing in antenna design and manufacturing. From April 2003 to August 2003, Dr. Sanford served as president of Optimal RF, Inc., a private antenna design company. From March 1999 to August 2003, Dr. Sanford served as the chief technical officer of REMEC, Inc, a communications equipment company, and served in various other capacities including head of engineering of Northern California operations and general manager of the Fixed Wireless (WiMAX) Division. From January 1997 until February 1999, Dr. Sanford served as president of Smartwaves International, a wireless communications company, which was acquired by REMEC in February 1999. From June 1993 to November 1996, he was a researcher at Chalmers University of Technology. From 1988 through 1993, Dr. Sanford headed the Mobile Tower Top Group at Huber & Suhner AG. From 1985 to 1988, he was a research engineer and group manager with the Georgia Tech Research Institute. Dr. Sanford holds a B.S. in Electrical Engineering from Syracuse University, an M.S. in physics from Georgia State University and a Ph.D. in Electromagnetics from École polytechnique fédérale de Lausanne. Dr. Sanford also received a Docent from Chalmers University.

Benjamin Moore.    Mr. Moore has served as our vice president, business development since May 2008. From February 2007 to April 2008, Mr. Moore served as a product manager in the IAS group within Laird Technologies. From June 2005 until February 2007, Mr. Moore served as a sales manager within Cushcraft

Corporation until its acquisition by Laird Technologies. From April 2000 to June 2005, Mr. Moore served as general manager of Pacific Wireless, an antenna design company, until its acquisition by Cushcraft Corporation. Mr. Moore holds a B.A. in Business Management from Utah Valley University.

John Ritchie.    Mr. Ritchie has served as our chief financial officer since May 2010. From April 2006 to May 2010, Mr. Ritchie served as the chief financial officer and, from January 2001 to March 2006, as vice president of finance, of Electronics for Imaging, Inc., a digital printing company. From March 1996 to January 2001, Mr. Ritchie served in a variety of capacities, most recently as chief financial officer, for Splash Technology Holdings, Inc., a digital imaging software and hardware company, which was acquired by Electronics for Imaging in January 2001. Prior to Splash, Mr. Ritchie held various accounting and finance positions at Western Waste Industries, Inc., an environmental services company, Océ, Inc., a developer and manufacturer of imaging equipment, and Mariani Packing Company, an agriculture company. Mr. Ritchie holds a B.A. in Business Administration from San Jose State University.

Steven J. Hanley.    Mr. Hanley has served as our chief counsel and assistant secretary since May 2011. From March 2003 to May 2011, Mr. Hanley served as a partner of Winkler Partners, Attorneys at Law. Prior to his position at Winkler Partners, Mr. Hanley held various positions at Vanguard International Semiconductor Corporation and Quality Semiconductor Inc. Mr. Hanley holds a B.A. in Chinese Studies from Middlebury College and a J.D. from Stanford Law School.

Nonemployee Directors

Peter Y. Chung.    Mr. Chung has served as our director since March 2010. Mr. Chung is a managing director and member of various entities affiliated with Summit Partners, L.P., where he has been employed since 1994. He is currently a director of several privately-held companies and previously served as a director of iPayment, Inc., a payment processing company, NightHawk Radiology Holdings, Inc., a provider of teleradiology services, SeaBright Holdings, Inc., a specialty workers’ compensation insurer, and Sirenza Microdevices, Inc., an RF components company. Mr. Chung holds an A.B. in Economics from Harvard University and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Chung possesses specific attributes that qualify him to serve as a member of our board of directors and serve as chair of our compensation committee and a member of our nominating and governance committee, including his experience in investment banking, private equity and venture capital investing and in the communications technology sector, as well as his prior service on public and private company boards.

Christopher J. Crespi.    Mr. Crespi has served as our director since October 2010. From July 2010 to September 2010, Mr. Crespi served as an equities analyst at Auriga USA, LLC, a wholly owned subsidiary of Auriga Securities S.V., an investment firm. Mr. Crespi served as a Managing Director of ICAP, LLC, a wholly owned subsidiary of ICAP plc, an interdealer broker headquartered in London, from December 2009 to July 2010. From June 2005 to December 2009, Mr. Crespi was an independent investor. From May 2004 to June 2005, Mr. Crespi served as president of Pacific Realm, LLC (a firm co-founded by Mr. Crespi), a small investment fund which invested in private growth companies and equity funds. Mr. Crespi worked as an equities analyst at Banc of America Securities from August 1999 until his retirement in January 2004. Prior to his employment at Banc of America Securities, Mr. Crespi held analyst positions for Deutsche Bank, Alex. Brown, and Montgomery Securities and engineering positions with Hewlett-Packard, and Avantek, Inc. Mr. Crespi served on the board of Sirenza Microdevices, Inc. from January 2006 until its acquisition by RF Microdevices in August 2007. From November 2005 to August 2008, Mr. Crespi served on the audit and compensation committees of Optium Corporation, an optical network subsystems company. From August 2008 to October 2010, Mr. Crespi served as a member of the board of directors and audit committee of the Finisar Corporation, an optical networking company. Mr. Crespi holds a B.S.E.E. from University of California, Davis and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. We believe that Mr. Crespi possesses specific attributes that qualify him to serve as a member of our board of directors and serve as a member of our committee, including his broad experience in the financial and investment industries, particularly as an equities analyst, and his experience as a director of public companies, which enables him to provide financing and industry expertise to our board of directors and our audit committee.

Charles J. Fitzgerald.    Mr. Fitzgerald has served as our director since March 2010. Mr. Fitzgerald joined Summit Partners, L.P. in 2001 and has served in a variety of roles, the most recent of which is managing director. From 1997 to 2000, Mr. Fitzgerald served as chief executive officer of North Systems, Inc., a software company. He also currently serves as a director of several privately held companies and previously served on the board of directors of Global Cash Access Holdings, Inc. from May 2004 to May 2010 and Visual Sciences, Inc. from May 2002 to January 2008. Mr. Fitzgerald holds a B.S. in Computer Science from the Georgia Institute of Technology and an M.B.A. from Harvard Business School. We believe that Mr. Fitzgerald possesses specific attributes that qualify him to serve as a member of our board of directors and serve as a member of our audit committee, including his experience in the private equity and venture capital industries and as a director of public companies.

John L. Ocampo.    Mr. Ocampo has served as our director since October 2010. Since April 2009, Mr. Ocampo has served as chairman of the board of M/A-COM Technology Solutions Holdings, Inc., a provider of semiconductor solutions for use in radio frequency, microwave and millimeter wave applications. Mr. Ocampo also co-founded Gaas Labs, a private equity fund focusing on the communications semiconductor industry, and has served as its president since November 2007. Mr. Ocampo was a co-founder of Sirenza Microdevices, Inc., and served as a director from Sirenza’s inception in 1985 until its sale to RF Micro Devices in November 2007. He also served as its chairman of the board from December 1998 to November 2007. From May 1999 to September 2002, Mr. Ocampo also served as Sirenza’s chief technology officer, and from 1984 to May 1999 as its president and chief executive officer. From 1982 to 1984, Mr. Ocampo served as General Manager at Magnum Microwave, a radio frequency component manufacturer. From 1980 to 1982, he served as Engineering Manager at Avantek, a telecommunications engineering company, which was acquired by Hewlett-Packard. Mr. Ocampo holds a B.S.E.E. from Santa Clara University. We believe that Mr. Ocampo possesses specific attributes that qualify him to serve as a member of our board of directors and serve as a member of our compensation committee and a member of our nominating and governance committee including his industry and board leadership experience.

Robert M. Van Buskirk.    Mr. Van Buskirk has served as our director since May 2011. Since November 2007, Mr. Van Buskirk has served as corporate vice president and president of the Multi-Market Products Group of RF Micro Devices, Inc., a radio frequency semiconductor and components manufacturer. From May 1999 to November 2007, Mr. Van Buskirk served as the Chief Executive Officer of Sirenza Microdevices, Inc., which was acquired by RF Micro Devices in November 2007. He also served as president and director of Sirenza from May 1999 until November 2007. Before joining Sirenza, from August 1998 to May 1999, Mr. Van Buskirk was the executive vice president of business development and operations at Multilink Technology Corporation, a company specializing in the design, development and marketing of high bit-rate electronic products for advanced fiber optic transmission systems. Prior to his position at Multilink, Mr. Van Buskirk held various management positions at TRW (now Northrop Grumman), a semiconductor wafer manufacturer, including executive director of the TRW GaAs Telecommunications Products business from 1993 to August 1998. Mr. Van Buskirk holds a B.S. in Communications from California State University, Long Beach and has taken post-graduate course work in finance and contract management at University of California, Los Angeles and in engineering management at Loyola Marymount University. We believe Mr. Van Buskirk possesses specific attributes that qualify him to serve as a member of our board of directors and as chair of our audit committee, a member of our compensation committee and chair of our nominating and governance committee, including his extensive and business management experience in the technology industry, including his experience as a director of a technology company.

Board Composition

Our board of directors is currently composed of six members. Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized.

Classified Board

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2011 for the Class I director, 2012 for the Class II directors and 2013 for the Class III directors.

▪	Our Class I directors will be Messrs. Crespi and Ocampo;

▪	Our Class II directors will be Messrs. Fitzgerald and Van Buskirk; and

▪	Our Class III directors will be Messrs. Pera and Chung.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

In February 2011, with respect to Messrs. Chung, Crespi, Fitzgerald and Ocampo and in May 2011 when he joined our board of directors with respect to Mr. Van Buskirk, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of Messrs. Chung, Crespi, Fitzgerald, Ocampo and Van Buskirk are “independent directors” as defined under the rules of The NASDAQ Global Select Market, constituting a majority of independent directors of our board of directors as required by the rules of The NASDAQ Global Select Market.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee each of which has the composition and responsibilities described below.

Audit committee.    The audit committee oversees our corporate accounting and financial reporting processes. The audit committee generally oversees:

▪	our accounting and financial reporting processes as well as the audit and integrity of our financial statements;

▪	the qualifications and independence of our independent registered public accounting firm;

▪	the performance of our independent registered public accounting firm; and

▪

our compliance with its systems of disclosure controls and procedures, internal controls over financial reporting and compliance of our employees, directors and consultants with ethical standards adopted by us.

The audit committee also has certain responsibilities, including without limitation, the following:

▪	selecting and hiring the independent registered public accounting firm;

▪	supervising and evaluating the independent registered public accounting firm;

▪	evaluating the independence of the independent registered public accounting firm;

▪	approving audit and non-audit services and fees;

▪

reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls; and

▪	reviewing reports and communications from the independent registered public accounting firm.

The members of our audit committee are Messrs. Crespi, Fitzgerald and Van Buskirk. Our board of directors has determined that Mr. Fitzgerald is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Van Buskirk has been appointed to serve as the chairman of the audit committee. After the completion of this offering, we anticipate that venture funds with whom Mr. Fitzgerald is affiliated will hold more than 10% of our outstanding common stock. Our board of directors has considered the independence and other characteristics of each member of our audit committee. Our board of directors believes that the composition of the audit committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market and SEC rules and regulations. We believe that the audit committee charter and the functioning of the audit committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of the offering contemplated by this prospectus, copies of the charter for our audit committee will be available without charge, upon request in writing to Ubiquiti Networks, Inc., 91 E. Tasman Drive, San Jose, California 95134; Attn: Secretary or on the investor relations portion of our website, www.ubnt.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation committee.    The compensation committee oversees our corporate compensation policies, plans and benefits programs and has the responsibilities described in the “Executive Compensation—Compensation Discussion and Analysis” below.

The members of our compensation committee are Messrs. Chung, Ocampo and Van Buskirk. Mr. Chung has been appointed to serve as the chairman of the compensation committee. Our board of directors believes that each member of the compensation committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market, is a non-employee director as defined by Rule 16b-3 promulgated under the Exchange Act and is an outside director as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. We believe that the compensation committee charter and the functioning of the compensation committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of the offering contemplated by this prospectus, copies of the charter for our compensation committee will be available without charge, upon request in writing to Ubiquiti Networks, Inc., 91 E. Tasman Drive, San Jose, California 95134; Attn: Secretary or on the investor relations portion of our website, www.ubnt.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Nominating and governance committee.    Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee will also:

▪	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

▪	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

▪	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

▪	review and make recommendation with regard to our corporate governance guidelines.

The members of our nominating and governance committee are Messrs. Chung, Ocampo and Van Buskirk. Mr. Van Buskirk is the chairperson of our nominating and governance committee. Our board of directors believes that the composition of the nominating and governance committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market and SEC rules and regulations. We believe that the nominating and governance committee charter and the functioning of the nominating and governance committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations.

Our board of directors may from time to time establish other committees.

Director Compensation

The following table summarizes the information concerning compensation paid or accrued for services rendered to us by members of our Board of Directors for fiscal 2011. The table excludes Mr. Pera, who is a Named Executive Officer and did not receive any compensation from us in his role as a director in fiscal 2011.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(5)		Option Awards(1)(5)		All Other Compensation	Total Compensation
Peter Y. Chung	$—	$—		$—		$—	$—
Christopher J. Crespi	30,000	—		92,242	(2)	—	122,242
Charles J. Fitzgerald	—	—		—		—	—
John L. Ocampo	30,000	—		92,242	(3)	—	122,242
Robert M. Van Buskirk	14,000	360,679	(4)	—		—	374,679

(1)	The amounts in this column represent the aggregate grant date fair value of the option awards or RSUs, as applicable, computed in accordance with FASB Topic 718. See the Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our option awards and RSUs. For additional information, refer to the footnotes to our Consolidated Financial Statements for the assumptions made in the valuations of the option awards and RSUs. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors.
(2)

Represents an option granted on October 20, 2010 to purchase up to 52,500 shares of our common stock at a price per share of $2.90. The option vests beginning on October 20, 2010 and vests as to 1/3 of the shares subject to the option award on the first anniversary of the vesting commencement date and 1/36 of the shares subject to the option award monthly thereafter, subject to Mr. Crespi’s continued service through each vesting date.

(3)

Represents an option granted on October 20, 2010 to purchase up to 52,500 shares of our common stock at a price per share of $2.90. The option vests beginning on October 20, 2010 and vests as to 1/3 of the shares subject to the option award on the first anniversary of the vesting commencement date and 1/36 of the shares subject to the option award monthly thereafter, subject to Mr. Ocampo’s continued service through each vesting date.

(4)

Represents an award of 50,000 RSUs granted on June 15, 2011. The RSUs vest beginning on May 13, 2011 and vest as to 1/3 of the RSUs subject to the award on May 13, 2012 and 1/36 of the RSUs monthly thereafter, subject to Mr. Van Buskirk’s continued service through each vesting date.

(5)	The aggregate number of shares subject to stock awards and option awards outstanding at June 30, 2011 for each nonemployee director is as follows:

Name	Aggregate Number of Stock Awards Outstanding	Aggregate Number of Option Awards Outstanding
Peter Y. Chung	—	—
Christopher J. Crespi	—	52,500
Charles J. Fitzgerald	—	—
John L. Ocampo	—	52,500
Robert M. Van Buskirk	50,000	—

Before October 2010, we had not provided our nonemployee directors, in their capacities as such, with any cash, equity or other compensation. Certain nonemployee directors and their affiliated entities have been granted warrants to purchase our preferred stock in the past as part of our financing activities; however, such grants were not intended as compensation for the services of our nonemployee directors. For more information regarding grants of warrants since July 1, 2005, see “Certain Relationships and Related Party Transactions—Private Financings.”

We do not have a formal policy of reimbursing directors, but we reimburse them for travel, lodging and other reasonable expenses incurred in connection with their attendance at board of directors or committee meetings.

In anticipation of this offering, our compensation committee approved a compensation package for our nonemployee directors beginning in October 2010, based on the recommendation of our chief executive officer. The amount of the annual retainer, which was originally set at $20,000, was increased by the compensation committee to $40,000 in May 2011. The current compensation package for our non employee directors is as follows:

Nonemployee Director Compensation

Annual retainer	$40,000
Audit committee retainer	$7,000
Compensation committee retainer	$5,000
Nominating and governance committee retainer	$4,000
Other board committee retainers	$2,000

After the offering to which this prospectus relates, our 2010 Equity Incentive Plan, or the 2010 Plan, will provide for the automatic grant of nonstatutory stock options to our nonemployee directors. Each individual who first joins our board of directors as a nonemployee director will receive, at the time of such initial election or appointment, an automatic option grant to purchase 52,500 shares of our common stock, provided such person has not previously been in our employ. In addition, on the date of each annual stockholders meeting commencing in 2011, each individual who continues to serve as a nonemployee member of the board of directors, whether or not such individual is standing for re-election at that particular annual meeting, will be granted an option to purchase 17,500 shares of common stock, provided such individual has served as a nonemployee member of our board of directors for at least six months. Directors who are also employees are eligible to receive options and be issued shares of common stock directly under our 2010 Equity Incentive Plan.

Each automatic grant under our 2010 Plan will have an exercise price per share equal to the fair market value per share of our common stock on the grant date, and will have a maximum term of 10 years, subject to earlier termination should such an individual cease to serve as a member of our board of directors.

Employee directors are not compensated for their service as directors.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Messrs. Chung, Crespi, Ocampo and Van Buskirk. None of the members of the compensation committee has at any time been one of our officers or employees. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Code of Business Conduct and Ethics

In November 2010, our board of directors adopted a Code of Business Conduct and Ethics for all employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Business Conduct and Ethics will be posted on our website at the investor relations portion of our website, www.ubnt.com. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or certain waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

In November 2010, our board of directors also adopted a Code of Ethics for Principal Executive and Senior Financial Officers and Section 16 Officers. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Ethics for Principal Executive and Senior Financial Officers and Section 16 Officers will be posted on our website at the investor relations portion of our website, www.ubnt.com. We intend to disclose future amendments to our Code of Ethics for Principal Executive and Senior Financial Officers and Section 16 Officers, or certain waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal 2011 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

The compensation committee of our board of directors is responsible for establishing, implementing and monitoring our executive compensation program. Until the end of the first quarter fiscal 2011, this function was performed by our board of directors as a whole. The board of directors or the compensation committee, as the case may be, seeks to ensure that the total compensation paid to our executive officers is fair and reasonable. Currently, we have five executive officers—our chief executive officer, chief financial officer, chief technology officer, vice president, business development and chief counsel, to whom we refer to as the named executive officers. Details of our fiscal 2011 compensation can be found in the Summary Compensation Table beginning on page 94 of this prospectus. We provide types of compensation and benefits to our named executive officers similar to those we provide to our senior managers.

This section describes our compensation program for our named executive officers. The discussion focuses on our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. We address why we believe our compensation program is appropriate for us and our stockholders and explain how executive compensation is determined.

Compensation philosophy and objectives

Historically, our compensation philosophy was to provide competitive cash compensation packages in order to attract and retain top talent. Until recently, our compensation packages focused on the cash component of the compensation with competitive salaries and a significant percentage of the total compensation package was tied to a discretionary cash bonus given at the end of the year based on our performance. Historically, our executive officers received equity awards or purchased founders’ stock upon joining Ubiquiti and the level of their ownership of our company was not revisited annually. In connection with the recent hiring of new officers we have begun to consider equity compensation as a component of our overall compensation program for our officers. As our organizational priorities continue to evolve, our compensation committee may re-evaluate each component of our executive compensation program on a quantitative and qualitative basis to determine if the program is achieving its objectives.

Our executive compensation program is designed to attract talented, qualified executives to manage, grow and lead our company and to motivate them to pursue and achieve our corporate objectives. Our existing compensation program includes short-term and long-term components, cash and equity elements, and performance payments in proportions that we believe will provide appropriate incentives to reward and retain our executives.

Our philosophy towards executive compensation reflects the following principles:

▪

Total compensation opportunities should be competitive with market leaders.    We believe that our total compensation programs should be competitive with market leaders so that we, as a lesser known company, can attract, retain and motivate talented executive officers who will help us to perform better than our competitors. We expect our executive officers to run a high performing, lean organization that rewards individual contributors for their ownership of various aspects of our business, and we compensate our executive officers using the same philosophy.

▪

Total compensation should be related to our performance.    We believe that a significant portion of our executive officers’ total compensation should be linked to achieving specified financial and business objectives that we believe will create stockholder value and provide incentives to our officers to work as a team.

▪

Equity awards help executive officers think like stockholders.    We believe that our executive officers’ total compensation should have an equity component because stock-based equity awards help reinforce the executive officer’s long term interest in our overall performance and thereby align the interests of the executive officer with the interests of our stockholders. Historically, we have not provided refresher grants to our executive officers due to the ownership of common stock or options that the executive received when commencing employment or when we were founded, as well as the significant contingent cash bonus compensation we have provided. Going forward, to recognize the changes in our capital structure, we anticipate that the compensation committee will assess vested and unvested equity holdings periodically.

Based on these philosophies, we seek to reward our executive officers as and when we achieve our goals and objectives and to generate stockholder returns by providing performance-based compensation.

Our executives’ total compensation may vary from year to year based on our financial results and individual performance.

Weighting of compensation components.    We do not use predefined ratios in determining the allocation of compensation between base salary, bonus and equity components. Rather, we set each executive’s total compensation based on our experience regarding market conditions, geographic considerations, our experience regarding market norms and other factors. Our compensation policies related to executive compensation apply equally to all of our executive officers. Differences in compensation levels among our executives generally reflect differing skill sets, experience, responsibilities and relative contributions.

Role of the compensation committee and executive officers in setting executive compensation.    Historically, Robert J. Pera, our chief executive officer, was primarily responsible for determining the compensation of our executive officers, including his own, as the board of directors was made up of Mr. Pera and another employee stockholder. Prior to March 2010, Mr. Pera owned more than 87% of our common stock on a fully diluted basis. In February 2010, Mr. Pera determined to reduce his base salary to $1.00 per fiscal year on a prospective basis.

In March 2010, we completed our first preferred stock financing with entities affiliated with Summit Partners, L.P. and at closing Messrs. Chung and Fitzgerald joined our board of directors. As a consequence of having independent board members and increased hiring in connection with our anticipated initial public offering, the board of directors became more involved in determining the compensation for our executive officers.

The initial compensation arrangements with our executive officers, including the named executive officers, have been the result of arm’s-length negotiations between us and each individual executive. Prior to the formation of our compensation committee, the board was primarily responsible for overseeing and approving the negotiation of these arrangements on our behalf. Individual compensation arrangements with executives have been influenced by a number of factors, including the following:

▪	our need to fill a particular position;

▪	our financial position and growth direction at the time of hiring;

▪	the individual’s expertise and experience and prior compensation history; and

▪	the competitive nature of the position.

In May 2010, the board of directors negotiated compensation packages for John Ritchie, in connection with his hiring as our chief financial officer, and John Sanford, in connection with his conversion from a part time consultant to a full time employee serving as our chief technology officer. The board of directors relied on Messrs. Chung’s and Fitzgerald’s knowledge and experience as investors working with the executives of numerous companies to build competitive compensation packages that were in line with our compensation philosophy and based on our board’s collective experience with such company executives. The board did not rely on any formal compensation survey data in making its assessment of competitive market data. The compensation packages negotiated by Messrs. Chung and Fitzgerald remained in place throughout fiscal 2011 and are still in place.

Fiscal 2011

Components of executive compensation.    In fiscal 2011, our executive compensation program consisted of the following components: base salary; short-term incentive compensation, or STI, consisting of cash bonuses; and, to a lesser extent, long-term equity-based incentive awards. We believe that each individual component is useful in achieving one or more of the objectives of our program. However, we have been a closely held company and have favored short-term incentive compensation rather than dilution through long term equity incentives. Together, we believe these components have been effective in achieving our overall objectives to date.

▪	We use base salary to attract and retain executives, reflect differences in job scope, and compensate for significant responsibilities.

▪

We provide cash bonuses to encourage executives to deliver on short term corporate financial and operating goals and individual objectives and a significant portion of our executives’ compensation has depended upon achievement of short term objectives.

▪

To a lesser extent, we have used equity awards to encourage longer term perspective, reward for innovation, provide alignment with stockholder interests, and attract and retain key talent. The limited use of equity stems from the significant interests that our chief executive officer, Mr. Pera, held in our company, as well as the large initial grants to new executive officers upon joining, while balancing our stockholders’ desire to limit dilution.

Historically we have focused on the cash components of our executives’ compensation packages by providing strong base salaries and significant cash bonuses tied to our performance, as well as each executive’s individual performance. While our executives traditionally received an equity grant upon joining us, compensation has been more focused on the cash components.

In fiscal 2010, we departed from our historical pattern of paying cash bonuses to our officers after the end of the fiscal year and did not pay any cash bonuses. We made this decision in light of the benefits that each of our named executive officers, other than Messrs. Ritchie and Hanley who were not employees at the time, received, from a stock repurchase from all of our employees in March 2010. See “Certain Relationships and Related Party Transactions — Stock Repurchases.” In August 2011, our compensation committee awarded Mr. Ritchie and Dr. Sanford cash bonuses in recognition of their achievements in fiscal 2011. We anticipate that in the future we will return to our historical practice of providing discretionary cash bonuses based on achievement of fiscal year results.

Chief Executive Officer.    Mr. Pera, our chief executive officer, holds a majority of our outstanding common stock. In February 2010, he voluntarily reduced his annual base salary from $200,000 to $1.00 per year. In fiscal years prior to fiscal 2010, we paid Mr. Pera substantial cash bonuses based on our operating performance and those cash bonuses represented approximately 400% of his annual base salary, or $800,000, for total compensation of approximately $1.0 million for the applicable fiscal year. We anticipate that we will pay Mr. Pera STI compensation for future fiscal years. We did not grant Mr. Pera any equity awards in fiscal 2011 as he was a majority stockholder of our company throughout the fiscal year. We pay 100% of the costs associated with Mr. Pera’s general health and welfare benefits, as we do for all of our employees. We also leased and paid the applicable lease payments, insurance, registration fees and other operating costs for an automobile registered in the State of California for Mr. Pera’s use.

Chief Technology Officer.    Prior to May 2010, Dr. Sanford served as a part time consultant to our company. In connection with his transition from consultant to full time employee, we entered into an employment agreement with Dr. Sanford in May 2010 pursuant to which he became our chief technology officer with a base salary of $400,000 per year. Our board members relied on their extensive experience with private company executives to set Dr. Sanford’s base salary. Dr. Sanford’s employment agreement also provides that he is eligible to receive annual STI compensation of up to 50% of his base salary, subject to the discretion of the board of directors. In August 2011, our compensation committee awarded Dr. Sanford a cash bonus of $200,000 in recognition of his performance in fiscal 2011. Our board of directors or compensation committee has not set any performance objectives for fiscal 2012 for Dr. Sanford and intends to assess Dr. Sanford’s performance and set any fiscal 2012 bonuses on the basis of Dr. Sanford’s and our company’s achievements during the fiscal year. In connection with his retention as a consultant, we had previously granted Dr. Sanford an option to acquire 1,050,000 shares of our common stock at $0.05 per share in fiscal 2009 and we did not grant Dr. Sanford any additional awards related to his transition from consultant to employee. We pay 100% of the costs associated with Dr. Sanford’s general health and welfare benefits, as we do for all of our employees.

Vice President, Business Development.    Mr. Moore has served as our vice president, business development since May 2008 and our chief executive officer set Mr. Moore’s base salary at $130,000 in connection with the commencement of his employment. Our board of directors increased Mr. Moore’s base salary to $150,000 in December 2009 and our compensation committee increased it to $200,000 in February 2010 as a result of its evaluation of his performance and contributions to our company and upon the recommendations of Mr. Pera. The board of directors and compensation committee also approved the increase in Mr. Moore’s base salary in recognition of Mr. Moore’s increasing responsibilities. In February 2011, in connection with entering into an employment agreement with Mr. Moore, the compensation committee increased Mr. Moore’s base salary to $212,000 in lieu of continuing to provide him with a monthly allowance for automobile related expenses. Prior to entering into the employment agreement with us in February 2011, we had no agreement with Mr. Moore to pay cash bonuses to him but have done so in prior fiscal years (other than fiscal 2010) and we anticipate we will do so in the future. In prior fiscal years (other than fiscal 2010), Mr. Moore’s cash bonuses represented more than 20% of Mr. Moore’s base salary for the applicable fiscal year. Our board of directors or compensation committee has not set any performance objectives for fiscal 2012 for Mr. Moore and intends to assess Mr. Moore’s performance and set any fiscal 2012 bonuses on the basis of Mr. Moore’s and our company’s achievements during the fiscal year. In connection with his hiring in fiscal 2008, we granted Mr. Moore options to purchase 2,500,000 shares of our common stock at $0.05 per share and we did not grant Mr. Moore any additional equity awards in fiscal 2011. We also pay 100% of the costs associated with Mr. Moore’s general health and welfare benefits, as we do for all of our employees. Prior to February 2011, we also leased and paid the applicable lease payments, insurance, registration fees and other operating costs for an automobile.

Chief Financial Officer.    In connection with his hiring in May 2010, we entered into an employment agreement with Mr. Ritchie pursuant to which he became our chief financial officer and our board of directors set Mr. Ritchie’s base salary at $330,000 per year. Our board members relied on their extensive experience with private company executives to set Mr. Ritchie’s base salary. Mr. Ritchie’s employment agreement also provides that he is eligible to receive annual STI compensation of up to 50% of his base salary, subject to the discretion of the board of directors. In August 2011, our compensation committee awarded Mr. Ritchie a cash bonus of $188,507 in recognition of his performance in fiscal 2011. Our board of directors or compensation committee has not set any performance objectives for fiscal 2012 for Mr. Ritchie and intends to assess Mr. Ritchie’s performance and set any fiscal 2012 bonuses on the basis of Mr. Ritchie’s and our company’s achievements during the fiscal year. Our board of directors also granted Mr. Ritchie an option to acquire 250,590 shares or our common stock at a per share exercise price of $1.92 and awarded him 501,180 RSUs in May 2010. These equity awards vest over time in the manner described in “—Grant of Plan Based Awards.” We pay 100% of the costs associated with Mr. Ritchie’s general health and welfare benefits, as we do for all of our employees.

Chief Counsel.    In connection with his hiring in May 2011, we entered into an offer letter agreement with Mr. Hanley pursuant to which he became our chief counsel and assistant secretary. The agreement sets forth an initial base salary of $300,000 and annual STI compensation of up to 50% of his base salary, based on the discretion of the board. Our board members relied on their extensive experience with private company executives to set Mr. Hanley’s compensation package. Our board of directors or compensation committee has not set any performance objectives for fiscal 2012 for Mr. Hanley and intends to assess Mr. Hanley’s performance and set any fiscal 2012 bonuses on the basis of Mr. Hanley’s and our company’s achievements during the fiscal year. Our board of directors also awarded Mr. Hanley 50,000 RSUs in June 2011. This equity award vests over time in the manner described in “—Grant of Plan Based Awards.” We pay 100% of the costs associated with Mr. Hanley’s general health and welfare benefits, as we do for all of our employees.

Benefits.    Our executives participate in our standard benefit plans, which are offered to all U.S.-based employees and include our 401(k) plan. We maintain a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our U.S. employees are eligible to participate in the 401(k) plan following the start date of their employment, at the beginning of each calendar month. The 401(k) plan provides a salary deferral program pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2010, and contribute the withheld amount to the 401(k) plan. We may, in our sole discretion, make discretionary profit sharing and/or matching contributions to the 401(k) plan on behalf of our employees who are eligible to participate in the 401(k) plan. It has been our practice to match up to 1% of an employee’s annual salary, provided the employee contributes at least 4% of his or her salary. We offer this benefit to our named executive officers. Mr. Moore contributed 4% of his salary in fiscal 2010 and thus received matching funds of 1% in fiscal 2010.

Our executives have the opportunity to participate in our health and welfare benefit programs which include a group medical program, a group dental program, a vision program, life insurance, and disability insurance. These benefits are the same as those offered to all of our U.S.-based employees. Through our benefit programs, each of our named executive officers received group term life insurance of $200,000.

Stock ownership guidelines.    We do not currently have stock ownership guidelines.

Recent Changes in Compensation Approaches

Establishment of Compensation Committee.    In August 2010, our board of directors formally established a compensation committee. From that point forward, the compensation committee of our board of directors has had overall responsibility for recommending to our board of directors the compensation of our chief executive officer and determining the compensation of our other executive officers. Members of the committee are appointed by the board of directors. Currently, the committee consists of three members of the board of directors, Messrs. Chung, Ocampo and Van Buskirk. Our board of directors determined that each member of our compensation committee was and remains an outside director for purposes of Section 162(m) of the Internal Revenue Code, a “nonemployee” director for purposes of Rule 16b-3 under the Securities Act of 1934, as amended, or the Exchange Act and an “independent director” as that term is defined under the rules of The NASDAQ Global Select Market.

Although the responsibilities detailed below have historically been performed by our chief executive officer and board of directors, going forward we anticipate that the compensation committee will have primary responsibility for evaluating and determining executive compensation. The fundamental responsibilities of our compensation committee are:

▪

to provide oversight of our compensation policies, plans and benefit programs including reviewing and making recommendations to our board of directors regarding compensation plans, as well as general compensation goals and guidelines for our executive officers and the board of directors;

▪

to review and determine all compensation arrangements for our executive officers (including our chief executive officer) and to allocate total compensation among the various components of executive pay;

▪	to review and approve all equity compensation awards to our executive officers (including our chief executive officer); and

▪	to oversee and direct our equity compensation plans, as applicable to our employees, including executive officers.

The compensation committee has the authority to engage the services of outside consultants; however, in fiscal 2011, neither the board of directors nor the compensation committee retained any compensation consulting firm.

In determining each executive officer’s compensation, our compensation committee will review our corporate financial performance and financial condition and assess the performance of the individual executive officer. The evaluation of individual performance will be done by the compensation committee in the case of the chief executive officer, and by the chief executive officer in the case of other executives. The chief executive officer will meet with the compensation committee to discuss executive compensation matters and to make recommendations to the compensation committee with respect to other executives. The compensation committee may modify individual compensation components for executives other than the chief executive officer after reviewing the chief executive officer’s recommendations. The committee is not bound to and may not always accept the chief executive officer’s recommendations. The compensation committee also will review the chief executive officer’s performance and confer with the full board of directors (excluding the chief executive officer). The compensation committee then will make all final compensation decisions for executive officers and approve any equity incentive awards for all of our executive officers. In addition, it is the committee’s practice to consult with the independent members of the board of directors prior to making material changes to our compensation policies.

Although we may make many compensation decisions in the first quarter of the fiscal year, the compensation evaluation process will be ongoing. Compensation discussions and decisions are designed to promote our fundamental business objectives and strategy. Evaluation of management performance and rewards are performed annually or more often as needed. The compensation committee has the discretion to adjust a component of compensation during the year in the event that it determines that circumstances warrant.

Generally, we have granted options and RSUs following an executive officer’s start date. The initial grants to each executive officer were principally based on the prevailing range of initial grants to our other executives with consideration given to the nature of the job and the individual’s experience, as well as the current market conditions relating to equity ownership of officers in similar positions at similarly situated companies. Our compensation committee does not have any specific policy regarding the timing of equity awards and such awards have not historically been made regularly or automatically to our executive officers on an annual basis.

Prior to this offering, our board of directors determined the fair market value of our common stock on a number of factors, including third party valuation reports. It is our board of directors’ practice to grant options with exercise prices equal to 100% of fair market value on the date of grant based on the board’s contemporaneous determination as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Vice President, Business Development employment agreement.    In February 2011, the compensation committee approved an employment agreement for Mr. Moore, which was executed shortly thereafter. Mr. Moore’s employment agreement reflects his base salary of $212,000 per year. The employment agreement provides for an annual discretionary bonus that may be paid in cash or stock as determined by the compensation committee. We approved an increase to Mr. Moore’s base salary to $250,000 per year in August 2011.

Chief Counsel offer letter agreement.    In May 2011, we entered into an offer letter agreement with Steve Hanley. In June 2011, our compensation committee ratified the offer letter agreement and awarded Mr. Hanley 50,000 RSUs, pursuant to the terms of his offer letter agreement. Mr. Hanley’s offer letter agreement also set forth his base salary of $300,000 per year.

Severance Compensation and Termination Protection

See the section entitled “Executive Compensation—Employment Agreements” or “Executive Compensation—Potential Payments upon Termination or Change of Control” for a description of agreements with and the tables setting forth the potential severance or change of control payments to be made to each named executive officer and definitions of key terms under these agreements. Our compensation committee believes that these change in control vesting and severance benefits could serve to minimize the distraction caused by a potential transaction involving a change in control and reduce the risk that an executive would leave his employment before a transaction is consummated.

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code limits the amount of compensation paid to our chief executive officer and to each of our three other most highly compensated officers (other than our chief executive officer and chief financial officer) that may be deducted by us for federal income tax purposes in any fiscal year to

$1,000,000. “Performance-based” compensation that has been approved by our stockholders is not subject to the $1,000,000 deduction limit. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under section 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table summarizes the total compensation earned by our named executive officers during fiscal 2011:

Name and Principal Position	Fiscal Year	Salary		Bonus	Stock Awards(1)	Option Awards(1)	All Other Compensation(2)	Total Compensation
Robert J. Pera	2011	$1		$—	$—	$—	$26,605	$26,606
Chief Executive Officer	2010	116,937		—	—	—	18,400	135,377
John Sanford	2011	400,000		200,000	—	—	—	600,000
Chief Technology Officer	2010	340,437	(3)	—	—	—	—	340,347
Benjamin Moore	2011	204,129		—	—	—	5,078	209,207
Vice President, Business Development	2010	171,477		—	—	—	7,700	179,177
John Ritchie	2011	330,000		188,507	—	—	—	518,507
Chief Financial Officer	2010	47,596	(4)	—	961,263	305,305	—	1,314,164
Steven J. Hanley	2011	34,521	(5)	—	360,679	—	—	395,200
Chief Counsel and Assistant Secretary

(1)	The amounts in this column represent the aggregate grant date fair value of the RSUs or option awards, as applicable, computed in accordance with FASB Topic ASC 718. See the Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our RSUs and stock options. For additional information, refer to the footnotes of our Consolidated Financial Statements for the assumptions made in the valuation of the RSUs and option awards. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by named executive officers.
(2)	The amounts in this column represent expenses for automobile leases, automobile insurance and automobile registration fees.
(3)	Includes payments in the aggregate amount of $273,770 made to Dr. Sanford in his role as a consultant to us. Dr. Sanford joined us as our chief technical officer in May 2010 and received a pro rated base salary based on an annual salary of $400,000.
(4)	Mr. Ritchie joined us as our chief financial officer in May 2010 and received a pro rated base salary based on an annual salary of $330,000.
(5)	Mr. Hanley joined us as our chief counsel and assistant secretary in May 2011 and received a prorated base salary based on an annual salary of $300,000.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to each of our named executive officers during fiscal 2011.

Name	Grant Date	Stock Awards (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(1)	Grant Date Fair Value of Stock and Option Awards(2)
Robert J. Pera	—	—		—	$—	$—
John Sanford	—	—		—	—	—
Benjamin Moore	—	—		—	—	—
John Ritchie				—	—
Steven J. Hanley	June 16, 2011	50,000	(3)	—	—	360,679

(1)	Based on the valuation of our common stock as of the date of grant.
(2)	Represents grant date fair value computed in accordance with FASB Topic ASC 718. See footnotes to the consolidated financial statements for the assumptions used to determine the values.
(3)	Represents an award of RSUs under our 2010 Plan on June 16, 2011. 25% of the shares subject to the RSUs shall vest on the first anniversary of the vesting commencement date and the remaining shares vest at a rate of 1/12th per quarter thereafter.

Outstanding Equity Awards at June 30, 2011

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at June 30, 2011.

Name	Option Awards(1)							Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested
Robert J. Pera	—		—		—	—	—	—		$—
John Sanford	—		—		—	—	—	—		—
Benjamin Moore	1,514,260	(2)	625,000	(2)(3)	—	$0.05	04/09/2018	—		—
John Ritchie	67,867		182,722	(4)	—	1.92	05/10/2020	—		—
	—		—		—	—	—	375,885	(5)	2,898,825
Steven J. Hanley	—		—		—	—	—	50,000	(6)	385,600

(1)	All stock awards and option awards listed in this outstanding equity awards table were granted under our 2010 Plan or our 2005 Equity Incentive Plan.
(2)	We repurchased and subsequently cancelled options to purchase 360,740 shares of our common stock from this grant on March 2, 2010.
(3)	The shares subject to this stock option began vesting on April 9, 2008 (vesting commencement date) and vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/12 of the remaining shares each quarter thereafter on the same day of the month as the vesting commencement date.
(4)	The shares subject to this stock option began vesting on May 10, 2010 (vesting commencement date) and vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/36 of the remaining shares each month thereafter on the same day of the month as the vesting commencement date.
(5)	Represents an award of RSUs, whereby the shares subject to the award vest with respect to 25% of the shares on each anniversary of May 10, 2010, such that all shares shall vest as of May 10, 2014.
(6)	Represents an award of RSUs, whereby the shares subject to the award vest with respect to 25% of the shares on the first anniversary of May 23, 2011 (vesting commencement date) and as to 1/12 of the remaining shares each quarter thereafter on the same day of the month as the vesting commencement date, such that all shares shall vest as of May 23, 2015.

Option Exercises and Stock Vested in Fiscal 2011

The following table presents certain information concerning the exercise of stock options and the vesting of stock awards held by our named executive officers during fiscal 2011. We have omitted from this table the columns pertaining to option awards because they are inapplicable.

Stock Awards
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting
Robert J. Pera	—	—
John Sanford	—	—
Benjamin Moore	—	—
John Ritchie	125,295	$639,506	(1)
Steven J. Hanley	—	—

(1)	The value realized is computed by multiplying the number of vested shares by the per share fair market value of our common stock as determined by our board as of the date of the transaction ($5.10).

Employment Agreements

We currently have employment agreements, offer letter agreements, or change of control agreements with our chief technology officer, our vice president, business development, our chief financial officer and our chief counsel. The employment agreements with our executive officers provide for at will employment, base salary, term of the agreement, eligibility to participate in any of our bonus plans or programs, standard employee benefit plan participation and eligibility to receive stock option grants. The employment agreements contain certain severance and change of control benefits in favor of the executives.

John Sanford.    In May 2010, we entered into an employment agreement with John Sanford, our chief technology officer. The agreement sets forth an initial annual base salary of $400,000 and an annual target bonus equal to 50% of his base salary. He is eligible to participate in all of our employee benefit plans. The agreement provides that Dr. Sanford is an at will employee and his employment may be terminated at any time by us or Dr. Sanford. Provided the agreement is not terminated earlier pursuant to its terms, the agreement provides for an initial term of three years with automatic one year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. In addition, Dr. Sanford is entitled to severance benefits upon termination of employment as described below under “Executive Compensation—Potential Payments upon Termination or Change of Control.”

Benjamin Moore.    In February 2011, we entered into an employment agreement with Benjamin Moore, our vice president, of business development. The agreement sets forth an initial annual base salary of $212,000, which was increased by our compensation committee to $250,000 in August 2011. He is eligible to receive a discretionary annual bonus, subject to individual and company performance goals to be determined by our compensation committee, in an amount determined by our compensation committee. The agreement also provides that Mr. Moore is eligible to participate in all of our employee benefit plans. The agreement provides that Mr. Moore is an at will employee and his employment may be terminated at any time by us or Mr. Moore. Provided the agreement is not terminated earlier pursuant to its terms, the agreement provides for an initial term of three years with automatic one year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. In addition, Mr. Moore is entitled to severance benefits upon termination of employment as described below under “Executive Compensation—Potential Payments upon Termination or Change of Control.”

John Ritchie.    In May 2010, we entered into an employment agreement with John Ritchie, our chief financial officer. The agreement sets forth an initial annual base salary of $330,000 and an annual target bonus equal to 50% of his base salary. He is eligible to participate in all of our employee benefit plans. On May 10, 2010, in accordance with the terms of his employment agreement, our board of directors granted Mr. Ritchie an option to purchase 250,590 shares of our common stock at an exercise price of $1.92 per share and 501,180 RSUs. One quarter of the shares subject to the option vest on the first anniversary of the vesting commencement date and the remaining options vest at the rate of 1/36 each month thereafter. The options have a maximum term of 10 years. The RSUs vest with respect to 25% of the shares subject to the award on each anniversary of the vesting commencement date, such that all RSUs shall vest as of the fourth anniversary of the vesting commencement date. The agreement provides that Mr. Ritchie is an at will employee and his employment may be terminated at any time by us or Mr. Ritchie. Provided the agreement is not terminated earlier pursuant to its terms, the agreement provides for an initial term of three years with automatic one year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. In addition, Mr. Ritchie is entitled to severance benefits upon termination of employment as described below under “Executive Compensation—Potential Payments upon Termination or Change of Control.”

Steven J. Hanley.    In May 2011, we entered into an offer letter agreement with Steven J. Hanley, our chief counsel and assistant secretary. The agreement sets forth an initial annual base salary of $300,000 and an annual target bonus equal to 50% of his base salary. He is eligible to participate in all of our employee benefit plans. In June 2011, in accordance with the terms of his agreement, our board of directors granted Mr. Hanley 50,000 RSUs. The RSUs will vest over four years, such that all shares subject to the RSUs shall have vested as of the fourth anniversary of the vesting commencement date. The agreement provides that Mr. Hanley is an at will employee and his employment may be terminated at any time by us or Mr. Hanley. In addition, if we terminate Mr. Hanley’s employment other than for cause (as defined in his offer letter agreement) or if he resigns for good reason (as defined in his offer letter agreement), we must pay him a lump sum severance payment equivalent to eight weeks of his then annual base salary, provided that he signs and does not revoke a standard release of claims.

Potential Payments upon Termination or Change of Control

We currently have employment agreements or change of control agreements with our chief technology officer, our vice president, business development, our chief financial officer and our chief counsel. The description and table that follow describe the payments and benefits that may be owed by us to these named executive officers upon our named executive officer’s termination under certain circumstances.

The employment agreements with Dr. Sanford and Messrs. Moore and Ritchie provide that, if we terminate the named executive officer’s employment for Cause (as defined below), or if our named executive officer terminates his employment other than for Good Reason (as defined below), we must pay the named executive officer any base salary earned but not paid through the date of the named executive officer’s termination, but he will not be entitled to any other compensation or benefits from us except as may be required by law. Vesting of all of the named executive officer’s outstanding equity awards will cease on the date of the named executive officer’s termination.

The employment agreements with Dr. Sanford and Messrs. Moore and Ritchie also provide that if we terminate such named executive officer’s employment other than for Cause and the termination occurs before or more than 24 months after a Change of Control (as defined below), then such executive officer will receive severance payments and partial acceleration of vesting of unvested equity awards. Mr. Ritchie will receive continued payments for 12 months of his base salary then in effect and acceleration of an additional 12 months of vesting of unvested equity awards held by such executive officer. Dr. Sanford will receive continued payments for 12 months of his base salary and target bonus then in effect and acceleration of an additional 12 months of vesting of equity awards held by Dr. Sanford. Mr. Moore will receive continued payments for six months of his base salary then in effect and acceleration of an additional six months of vesting of unvested equity awards held by Mr. Moore.

Mr. Hanley’s offer letter agreement provides that if we terminate his employment other than for Cause (as defined below) or if he resigns for Good Reason (as defined below), we must pay him a lump sum severance payment equivalent to eight weeks of his then annual base salary.

The employment agreements with each of Mr. Ritchie and Dr. Sanford provide that if we terminate the executive officer’s employment other than for Cause or if the executive officer terminates his employment for Good Reason (as defined below), and the termination is within a 24-month period after a Change of Control, then such executive officer will receive a lump sum severance payment equivalent to 12 months of executive officer’s base salary and target bonus then in effect. Furthermore, all of the unvested equity awards held by Mr. Ritchie will accelerate and become vested and Dr. Sanford will receive an additional 12 months of vesting on his unvested equity awards. Mr. Moore’s employment agreement provides that if we terminate Mr. Moore’s employment other than for Cause, death or disability or if Mr. Moore terminates his employment for Good Reason (as defined below), and the termination is within a 24-month period after a Change of Control, then Mr. Moore will receive a lump sum severance payment equivalent to six months of his base salary and target bonus then in effect and all unvested equity awards held by Mr. Moore will immediately become vested.

In order to receive the severance benefits described above, the executive officer is obligated to provide us with an executed release of claims.

The employment agreements also provide that for a period of one year after the termination of employment the executive officer will refrain from soliciting our employees to leave our company, solicit any of our customers or users, or harass or disparage us.

For the purpose of each of the employment agreements with our named executive officers, “Change of Control” means the occurrence of any of the following:

(i)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) that is not a stockholder of Ubiquiti as of the date of such employment agreement becomes the “beneficial owner” (as defined under said Act), directly or indirectly, of securities of Ubiquiti representing 50% or more of the total voting power represented by Ubiquiti’s then outstanding voting securities; or

(ii)	a change in the composition of our board of directors occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (a) are our directors as of the date of such employment agreement, or (b) are elected, or nominated for election, to our board of directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of our directors); or

(iii)	a merger or consolidation of Ubiquiti with any other corporation, other than a merger or consolidation which would result in the voting securities of Ubiquiti outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation.

Our employment agreement with Dr. Sanford replaces (i) above with the following language: “Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined under said Act), directly or indirectly, of securities of the company representing fifty percent (50%) or more of the total voting power represented by the company’s then outstanding voting securities.”

For the purposes of each of our employment agreements with our named executive officers, “Cause” means:

(i)	the executive’s willful act of fraud, embezzlement, dishonesty or other misconduct;

(ii)	the executive’s willful failure to perform his duties to Ubiquiti, failure to materially follow our policy as set forth in writing from time to time, or failure to follow the legal directives of Ubiquiti (other than failure to meet performance goals, objectives or measures), that, with respect to curable failures only, is not corrected within 30 days following written notice thereof to the executive by the our chief executive officer, such notice to state with specificity the nature of the failure;

(iii)	the executive’s misappropriation of any of our material assets;

(iv)	the executive’s conviction of, or a plea of “Guilty” or “No Contest” to a felony;

(v)	the executive’s use of alcohol or drugs so as to interfere with the performance of his duties;

(vi)	the executive’s material breach of such employment agreement or the confidential information agreement entered into with each named executive officer that, with respect to curable failures only, is not corrected within 30 days following written notice thereof to the executive by our chief executive officer, such notice to state with specificity the nature of the material breach;

(vii)	conduct which, in Ubiquiti’s determination, is a material violation of executive’s fiduciary obligations to us; or

(viii)	the intentional material damage to any of our property.

For the purpose of each of our employment agreements with our named executive officers, “Good Reason” will exist if such executive officer resigns from his employment, unless otherwise agreed to in writing or by e-mail, within 60 days after the occurrence of any of the following:

(i)	any reduction in his base salary or target bonus of 20% or more (other than temporary reductions applying to all of our senior executives);

(ii)	a change in his position with Ubiquiti or successor company that substantially reduces his duties and responsibilities in his current executive position;

(iii)	office relocation of more than 50 miles further from the executive’s primary residence; or

(iv)	any other material breach by us of our obligations to the executive under such agreement that is not corrected within 30 days following written notice to us by the executive, such notice to state with specificity the nature of the material breach.

Our employment agreement with Dr. Sanford replaces (ii) above with the following language: “a change in his position with the company or successor company that substantially reduces his duties and responsibilities as chief technology officer; provided, however, that executive remaining as the chief technology officer of a division, subsidiary or other business unit comprising all or substantially all of the company’s business following a Change of Control shall not in and of itself constitute Good Reason.” Additionally, it replaces (i) above with the following language: “any reduction in his base salary or target bonus of 20% or more (other than a reduction applying to all senior executives of the Company).”

Potential Payments upon Termination or Change of Control

The following table shows the amounts each of our named executive officers would have received in the event of their termination, other than for Cause, following a Change of Control, or upon certain other events, assuming the termination took place on June 30, 2011, the last business day of our most recent completed fiscal year.

		Involuntary Termination
Name	Benefits	Before or More Than 24 Months After Change of Control		Within 24 Months After Change of Control
John Sanford	Severance Payment (Salary)	$400,000	(1)	$400,000
	Severance Payment (Bonus)	200,000	(1)	200,000
Benjamin Moore	Severance Payment (Salary)	106,000	(1)	106,000
	Severance Payment (Bonus)	—		—	(2)
	Acceleration of Stock Options	2,394,375	(3)	4,788,750	(4)
John Ritchie	Severance Payment (Salary)	330,000	(1)	330,000
	Severance Payment (Bonus)	—		165,000
	Acceleration of Stock Options	362,854	(5)	1,058,325	(4)
	Acceleration of RSUs	966,275	(6)	2,898,825	(7)
Steven J. Hanley	Severance Payment (Salary)	45,995	(1)	45,995

(1)	The salary and bonus severance amount for Mr. Ritchie and Dr. Sanford would be divided into 12 equal monthly payments if the executive officer were terminated without Cause before or more than 24 months after a Change of Control. The salary and bonus severance amount for Mr. Moore would be divided into six equal monthly payments if he was terminated without Cause before or more than 24 months after a Change of Control. The salary and bonus severance amount for Messrs. Ritchie and Moore and Dr. Sanford would be paid in a lump sum if the executive officer were terminated without Cause within 24 months after a Change of Control. The salary severance amount for Mr. Hanley would be paid in a lump sum whether he was terminated without Cause before or more than 24 months after a Change of Control or if he was terminated without Cause within 24 months after a Change of Control.
(2)	The amount of severance payment bonus to be determined by the compensation committee subject to achieving company and individual performance goals.
(3)	Six months of unvested shares subject to stock options would accelerate if the executive officer were terminated without Cause. Value represents the gain the executive officer would receive, calculated as the difference between the stock price on June 30, 2011 and the exercise price of unvested options that would vest within six months of termination. The stock price on June 30, 2011 as determined by our board of directors was $7.71 per share.
(4)	100% of the unvested shares subject to the equity award would accelerate if the executive officer were terminated without Cause or resigned for Good Reason within a 24-month period after a Change of Control. Value represents the gain the executive officer would receive, calculated as the difference between the stock price on June 30, 2011 and the exercise price of any unvested equity awards. The stock price on June 30, 2011 as determined by our board of directors was $7.71 per share.
(5)	12 months of unvested shares subject to stock options would accelerate if the executive officer were terminated without Cause. Value represents the gain the executive officer would receive, calculated as the difference between the stock price on June 30, 2011 and the exercise price of unvested options that would vest within twelve months of termination. The stock price on June 30, 2011 as determined by our board of directors was $7.71 per share.
(6)	An additional 12 months of unvested shares subject to RSUs would accelerate if the executive officer were terminated without Cause. Value represents the gain the executive officer would receive, calculated based on the stock price as of June 30, 2011. The stock price on June 30, 2011 as determined by our board of directors was $7.71 per share.
(7)	100% of the unvested shares subject to RSUs would accelerate if the executive officer were terminated without Cause or resigned for Good Reason. Value represents the gain the executive officer would receive, calculated based on the stock price as of June 30, 2011. The stock price on June 30, 2011 as determined by our board of directors was $7.71 per share.

Employee Benefit Plans

2010 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved our 2010 Plan. The 2010 Plan is currently effective, although certain provisions will only be effective upon the earlier to occur of their adoption by our board of directors or immediately prior to our initial public offering. Our 2010 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock and RSUs to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares.    The maximum aggregate number of shares that may be issued under the 2010 Plan is 8,000,000 shares of our common stock, plus any shares subject to stock options or similar awards granted under the 2005 Equity Incentive Plan, or the 2005 Plan, that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Plan pursuant to this clause equal to 5,295,250 shares. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each of our fiscal years, beginning with the 2013 fiscal year, by an amount equal to the least of:

▪	8,000,000 shares;

▪	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal; or

▪	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Plan administration.    The 2010 Plan is administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee or one and/or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Internal Revenue Code Section 162(m).

Subject to the provisions of our 2010 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award. The administrator also has the authority, subject to the terms of the 2010 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2010 Plan.

Stock options.    The administrator may grant incentive and/or nonstatutory stock options under our 2010 Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, the term of such incentive stock option may not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2010 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within 30 days or for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted stock units.    RSUs may be granted under our 2010 Plan. Each RSU granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of RSUs including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both.

Performance units/performance shares.    Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Automatic director grants.    Our 2010 Plan also provides for the automatic grant of nonstatutory stock options to our nonemployee directors. Each individual who first joins our board of directors as a nonemployee director will receive, at the time of such initial election or appointment, an automatic option grant to purchase 52,500 shares of our common stock, provided such person has not previously been in our employ. This initial award will vest as to one-thirty sixth (1/36th) of the shares subject to the option each month, provided he or she continues to serve as a director through each relevant vesting date. In addition, beginning in fiscal 2012, nonemployee directors who have been directors for at least six months will automatically receive a subsequent option to purchase 17,500 shares on each date of our annual meeting of stockholders. These subsequent awards will vest and become exercisable as to one-twelfth (1/12th) of the shares subject to such option each month, provided he or she continues to serve as a director through each relevant vesting date. All awards granted under the automatic grant provisions will have a term of 10 years and an exercise price equal to the fair market value on the date of grant. The administrator may change the terms of future automatic awards granted to our nonemployee director including with respect to the types and number of awards granted.

Transferability of awards.    Unless the administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met.

Plan amendment, termination.    Our board of directors has the authority to amend, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in February 2021, unless we terminate it sooner.

2005 Equity Incentive Plan

Our board of directors adopted and our stockholders approved the 2005 Plan in February 2005. Our 2005 Plan was amended and restated in March 2006 and June 2006, and further amended in March 2010 to reduce the shares reserved for issuance thereunder. The purposes of the 2005 Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. Our 2005 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options, stock purchase rights and stock bonuses to our employees, officers, directors, consultants and advisors. In connection with the adoption of our 2010 Plan our board determined not to make any additional grants under the 2005 Plan and will instead grant awards under our 2010 Plan. However, the 2005 Plan will continue to govern the terms and conditions of the outstanding options previously granted thereunder.

Stock subject to the plan.    As of August 31, 2011, options to purchase 4,706,430 shares of our common stock were outstanding and no shares were available for future grant under the 2005 Plan. In March 2010, our board of directors terminated the 2005 Plan as to future grants.

If a stock option or stock purchase right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an exchange program, the unpurchased shares subject to such stock options will become available for future grant or sale under the 2010 Plan. However, shares that have actually been issued under the 2005 Plan, upon exercise of either a stock option or stock purchase right, will not be returned to the 2005 Plan or the 2010 Plan and will not become available for future distribution under either plan.

Plan administration.    Our board of directors or a committee which it appoints administers the 2005 Plan. Subject to the provisions of our 2005 Plan, the administrator has the authority in its discretion to determine the terms of awards, the fair market value of our common stock, the exercise price of each option, the purchase price for each stock purchase right, the number of shares subject to each award and the vesting schedule applicable to the awards (together with any vesting acceleration). The administrator also has the authority, subject to the terms of the 2005 Plan, to amend outstanding options to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms and to construe and interpret the 2005 Plan.

Stock options.    Before the adoption of the 2010 Plan, the administrator of the 2005 Plan had authority to grant incentive and/or nonstatutory stock options under our 2005 Plan. The exercise price of incentive stock options needed to equal at least the fair market value of our common stock while the exercise price of nonstatutory stock options needed to equal at least 85% of the fair market value of our common stock on the date of grant. The term of an incentive stock option could not exceed 10 years, except that with respect to any participant who owned more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, the term of such incentive stock option could not exceed five years and the exercise price needed to equal at least 110% of the fair market value of our common stock on the grant date. The administrator determined the methods of payment of the exercise price of an option, which could have included cash or check. Subject to the provisions of our 2005 Plan, the administrator determined the term of all other options. After the termination of service as an employee or consultant (other than for death or disability), the participant may exercise his or her option, to the extent vested as of such date of termination, for a period of three months following such termination. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of the date of death or termination, for 12 months following such death or termination. However, in no event may an option be exercised later than the expiration of its term.

Restricted stock awards.    Restricted stock awards are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determined that it would offer stock purchase rights, it would have advised the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser was entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. A purchaser would have accepted the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Once the stock purchase right was exercised, the purchaser would have rights equivalent to a stockholder.

Stock bonuses.    Stock bonuses are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator established organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, would determine the number and/or the value of the stock bonuses to be paid out to participants. After the grant of a stock bonus, the administrator, in its sole discretion, may have reduced or waived any performance objectives or other vesting provisions for such stock bonuses. The administrator, in its sole discretion, could have paid earned stock bonuses in the form of cash, in shares or in some combination thereof.

Transferability of awards.    Our 2005 Plan generally does not allow for awards to be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2005 Plan, adjustments will be made to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan.

Merger or change in control.    Our 2005 Plan provides that in the event of a merger or change in control, as defined under the 2005 Plan, each outstanding award may be assumed or substituted by the successor corporation or its parent or subsidiary. However, in the event the successor corporation (if any) refuses to assume or substitute awards then the board of directors or committee may provided that all or a portion of such options will vest and such award will become fully exercisable and all or a portion of such restricted shares or stock bonus will become non-forfeitable. The award will then terminate upon the expiration of the specified period of time.

Plan termination and amendment.    Our board of directors may at any time amend, alter, suspend or discontinue the 2005 Plan, provided such action does not impair the existing rights of any participant. The 2005 Plan will expire in February 2015.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S.-based employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. The 401(k) plan provides a salary deferral program pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2010, and contribute the withheld amount to the 401(k) plan. Our 401(k) plan permits us to match our employees’ 401(k) plan contributions. We may, in our sole discretion, make discretionary profit sharing and/or matching contributions to the 401(k) plan on behalf of our employees who are eligible to participate in the 401(k) plan. It has been our practice to match a portion of an employee’s contribution provided the employee contributes a threshold percentage of his or her salary. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

▪	any breach of the director’s duty of loyalty to us or our stockholders;

▪	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

▪	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

▪	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since July 1, 2006 to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Executive Compensation” section of this prospectus. We also describe below certain transactions and series of similar transactions since July 1, 2005 with our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons to which we were a party.

Registration Agreement

In connection with our Series A preferred stock financing completed in March 2010, we entered into a registration agreement with certain holders of our common stock and preferred stock, including our principal stockholders with which certain of our directors are affiliated. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to certain shares of our common stock held or issuable upon conversion of the shares of preferred stock held by them. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Investor Rights Agreement

In connection with our Series A preferred stock financing, we also entered into an investor rights agreement with certain purchasers of our preferred stock, including our principal stockholders with which certain of our directors are affiliated. Pursuant to this agreement, we granted such stockholders certain information and inspection rights with respect to our financials and facilities. Upon the closing of this offering, the provisions of the investor rights agreement will cease to be effective so long as we are subject to the reporting requirements of the SEC and we continue to comply with such requirements.

Shareholders Agreement

We have entered into a shareholders agreement with certain holders of our outstanding preferred stock and common stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to our board of directors. The parties to the shareholders agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by entities affiliated with Summit Partners, L.P., which have designated Messrs. Chung and Fitzgerald for election to our board of directors; and Mr. Pera, who has designated himself for election to our board of directors. The parties to the shareholders agreement have also agreed, subject to certain conditions, to vote their shares in favor of an approved sale of Ubiquiti. The shareholders agreement also provides for certain rights of first refusal with respect to the securities subject to the agreement and certain rights relating to the co-sale of such securities. Upon the closing of this offering, the rights of first refusal, co-sale rights and voting rights will be automatically terminated. None of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Participation in Offering

John Ocampo, a member of our board of directors, who prior to the offering beneficially owned less than 1% of our common stock, has been allocated 300,000 shares of common stock in this offering at the initial public offering price per share reflected on the cover page of this prospectus.

Transactions with an Entity Affiliated with our Former Director

During fiscal 2008 and 2009, we paid Layout Xpress, a company owned by our former director and current employee Patrick Jabbaz, $260,000 and $320,000, respectively, in exchange for providing us with consulting and design services.

Promissory Notes in Connection with Equity Grants

On March 31, 2006, we entered into a promissory note with Robert J. Pera, our chief executive officer, in connection with his purchase of 41,690,000 shares of our common stock for $0.01 per share, for an aggregate consideration of $416,900, pursuant to a common stock purchase agreement dated March 31, 2006. The promissory note had a principal amount of $416,900 and an interest rate of 5.0% per annum. The note was payable in a single payment on March 31, 2011. The interest was required to be paid annually in arrears. The note was secured by the 41,690,000 shares of our common stock purchased by Mr. Pera on March 31, 2006. In June 2009, Mr. Pera made the final of a series of payments to prepay the note in full.

On January 1, 2008, we entered into a promissory note with Patrick Jabbaz, our former director and a current employee, in connection with the exercise of his option grant granted on March 31, 2006 for 6,950,000 shares of common stock with an exercise price of $0.01 per share, for an aggregate consideration of $76,450. The promissory note had a principal amount of $76,450 and an interest rate of 5.0% per annum. The note was payable in a single payment at maturity and maturity was five years after the date of the note. The interest was required to be paid annually in arrears. The note was secured by 6,950,000 shares of our common stock held by Mr. Jabbaz. In June 2009, Mr. Jabbaz prepaid the note in full.

On January 1, 2008, we entered into a promissory note with Robert J. Pera, our chief executive officer, in connection with the exercise of his option grant granted on March 31, 2006 for 26,000,000 shares of common stock at an exercise price of $0.01 per share, for an aggregate consideration of $286,000. The promissory note had a principal amount of $286,000 and an interest rate of 5.0% per annum. The note was payable in a single payment at maturity and maturity was five years after the date of the note. The interest was required to be paid annually in arrears. The note was secured by 26,000,000 shares of our common stock held by Mr. Pera. In June 2009, Mr. Pera prepaid the note in full.

On July 1, 2008, we entered into a promissory note with John Sanford, our chief technology officer, in connection with the exercise of his option grant granted on the same day for 1,050,000 shares of common stock with an exercise price of $0.05 per share, for an aggregate consideration of $52,500. The promissory note had a principal amount of $52,500 and an interest rate of 5.0% per annum. The note was payable in a single payment at maturity and maturity was the earlier of five years after the date of the note or the occurrence of certain events. The interest was required to be paid annually in arrears. The note was secured by 1,050,000 shares of our common stock held by Dr. Sanford. In March 2010, Dr. Sanford prepaid the note in full.

Stock Repurchases

Common Stock

In March 2010, we repurchased an aggregate of 33,104,320 shares of our common stock from our stockholders, including our named executive officers Robert J. Pera and John Sanford and our former director and current employee, Patrick Jabbaz, for $2.95 per share, or an aggregate gross consideration of $97,655,769.65. We also repurchased and subsequently cancelled options to purchase an aggregate of 794,660 shares of our common stock from certain of our option holders, including our named executive officer Benjamin Moore, for $2.95 per share, or an aggregate gross consideration of $2,344,199.61, less the exercise price of the repurchased options, which was $28,859.87. The table below reflects the March 2010 repurchases from our executive officers:

Name	Common Stock Repurchased	Options Repurchased	Per Share Price of Repurchased Securities		Aggregate Consideration Received (In thousands)
Robert J. Pera	28,447,230	—	$2.95		$83,918
John Sanford	346,310	—	2.95		1,022
Benjamin Moore	—	360,740	2.90	(1)	1,046
Patrick Jabbaz	2,846,370	—	2.95		8,397

(1)	The per share price of repurchased options reflects the deduction of $0.05 per share for the exercise price of Mr. Moore’s options.

Preferred Stock

In July 2011, we repurchased an aggregate of 12,041,700 shares of our Series A preferred stock from entities affiliated with Summit Partners, L.P., one of our major stockholders, at a price of $8.97 per share for an aggregate purchase price of $108,000,000. Of the aggregate purchase price, $40,000,000 was paid in cash at the time of closing and the balance of the shares were paid for through our issuance of convertible subordinated promissory notes in the aggregate principal amount of $68,000,000. The interest rate on the notes starts at 5% per annum and increases by two percentage points every three months from the date of issuance until it reaches 9% in January 2012. The notes may be prepaid without penalty prior to April 21, 2012, and must be paid in the event of our initial public offering or third party financing prior to April 21, 2012. The notes mature on July 21, 2021. In September 2011 we entered into a Loan and Security Agreement with East West Bank and used $34,000,000 of the funds from the loan to pay down the aggregate unpaid principal amount of the promissory notes to $34,000,000. The unpaid principal on the notes is convertible at the option of the holder into shares of our Series A preferred stock at $8.97 per share at any point after July 21, 2012.

Employment Agreements

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation—Employment Agreements” above.

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers.”

Private Financings

In March 2010, we issued an aggregate of 33,898,990 shares of our Series A preferred stock with a price of $2.95 per share in connection with a private financing and warrants to purchase an aggregate of 2,135,640 shares of our Series A preferred stock with an exercise price of $2.95 per share. The purchasers, entities affiliated with Summit Partners, L.P., were not affiliated with us prior to the March 2010 financing.

In June 2010, we issued an aggregate of 2,135,640 shares of our Series A preferred stock at a per share price of $2.95 for aggregate new consideration of approximately $6.3 million upon exercise of the Series A warrants.

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s length transactions. The following table summarizes since July 1, 2006 the investments and securities received by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities.

Participants	Series A Preferred Stock Financing
	Shares of Series A Preferred Stock Subject to Warrant (#)	Number of Shares (#)	Total Purchase Price	Aggregate Investment
Executive officers and directors
Robert J. Pera	—	—	—	—
John Sanford	—	—	—	—
Benjamin Moore	—	—	—	—
John Ritchie	—	—	—	—
Steven J. Hanley	—	—	—	—
Peter Y. Chung (1)	2,135,640	33,898,990	$106,300,000	$106,300,000
Christopher J. Crespi	—	—	—	—
Charles J. Fitzgerald (1)	2,135,640	33,898,990	106,300,000	106,300,000
John L. Ocampo	—	—	—	—
Robert M. Van Buskirk	—	—	—	—
Principal stockholders
Entities affiliated with Summit Partners, L.P.	2,135,640	33,898,990	106,300,000	106,300,000
Patrick Jabbaz	—	—	—	—

(1)	Consists of amounts invested and securities purchased or acquired by Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. Messrs. Chung and Fitzgerald, two of our directors, are managing directors of Summit Partners, L.P.; however, they disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interest therein.

Sales of Common Stock, Stock Option Awards and Stock Awards

Certain stock option grants and stock awards to our directors and executive officers and related option grant policies are described in this prospectus under the captions “Management—Director Compensation,” “Executive Compensation—Compensation Discussion and Analysis,” “Executive Compensation—Grants of Plan-Based Awards for Year Ended June 30, 2011,” “Executive Compensation—Outstanding Equity Awards at June 30, 2011” and “Executive Compensation—Employment Agreements.” Pursuant to our director and executive officer compensation policies or other arrangements, we sold shares of common stock and granted the following stock awards and options to certain 5% stockholders, directors and executive officers since July 1, 2005:

Name	Grant Date	Common Stock Sale (#)	Shares Subject to Stock Awards (#)		Shares Subject to Option (#)		Option Exercise Price
Robert J. Pera	3/31/2006	41,690,000	—		—		—
	3/31/2006	—	—		26,000,000	(1)	$0.01
John Sanford	7/01/2008	—	—		1,050,000	(2)	0.05
Benjamin Moore	4/09/2008	—	—		2,500,000	(3)	0.05
Patrick Jabbaz	2/01/2006	—	—		1,000,000	(3)	0.01
	3/31/2006	—	—		6,950,000	(4)	0.01
John Ritchie	5/10/2010	—	501,180	(5)	—		—
	5/10/2010	—	—		250,590	(6)	1.92
Steven J. Hanley	6/15/2011	—	50,000	(7)	—		—
Christopher J. Crespi	10/20/2010	—	—		52,500	(8)	2.90
John L. Ocampo	10/20/2010	—	—		52,500	(9)	2.90
Robert M. Van Buskirk	6/15/2011	—	50,000	(10)	—		—

(1)	Option vested and became exercisable per the following vesting schedule: 10,000,000 shares on the vesting commencement date; 10,000,000 shares on January 1, 2007; 6,000,000 shares on January 1, 2008.

(2)	Option was fully vested on date of grant.
(3)	Option vests and becomes exercisable at a rate of 25% on the first anniversary of the vesting commencement date with the remainder vesting and becoming exercisable ratably over the next 12 quarters, subject to continued service through each applicable date by the optionholder.
(4)	Option vested and became exercisable per the following vesting schedule: 2,950,000 shares on the vesting commencement date; 2,000,000 shares on January 1, 2007; 2,000,000 shares on January 1, 2008.
(5)	Stock award vests at a rate of 25% on each anniversary of the vesting commencement date such that award will be fully vested on the fourth anniversary of the vesting commencement date, subject to continued service through each applicable date by the awardholder.
(6)	Option vests and becomes exercisable at a rate of 25% on the first anniversary of the vesting commencement date with the remainder vesting and becoming exercisable ratably over the next 36 months, subject to continued service through each applicable date by the optionholder.
(7)	Stock award vests at a rate of 25% on the first anniversary of the vesting commencement date with the remainder vesting and becoming exercisable ratably over the next 12 quarters, subject to continued service through each applicable date by the award holder.
(8)	Option vests and becomes exercisable at a rate of 1/3 on the first anniversary of the vesting commencement date with the remainder vesting and becoming exercisable ratably over the next 24 months, subject to continued service through each applicable date by the optionholder, provided, however, that upon the closing of a change of control the remaining unvested portion shall become fully vested and exercisable.
(9)	Option vests at a rate of 1/3 on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 24 months, subject to continued service through each applicable date by the optionholder, provided, however, that upon the closing of a change of control the remaining unvested portion shall become fully vested. Option is early exercisable, but remains subject to vesting schedule.
(10)	Stock award vests at a rate of 1/3 on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 36 months, subject to continued service through each applicable date by the award holder.

Policies and Procedures for Related Party Transactions

As provided by the audit committee charter, the audit committee of our board of directors must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to the audit committee any related party transaction prior to entering into the transaction.

We believe that we have executed all of the transactions set forth under the caption “Certain Relationships and Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2011 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

▪	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

▪	each of our named executive officers;

▪	each of our directors;

▪	all executive officers and directors as a group; and

▪	each of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after August 31, 2011. For purposes of calculating each person’s or group’s percentage of beneficial ownership, stock options and warrants exercisable within 60 days after August 31, 2011 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership is based on 86,745,134 shares outstanding as of August 31, 2011, assuming the conversion of all outstanding shares of our preferred stock as of August 31, 2011, and 89,806,433 shares outstanding after completion of this offering. The percentage of beneficial ownership information assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Ubiquiti Networks, Inc., 91 E. Tasman Drive, San Jose, CA 95134.

	Before the Offering			After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Being Sold in the Offering	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Entities affiliated with Summit Partners, L.P. (1) 499 Hamilton Avenue Palo Alto, California 94301	23,992,929	27.66%	2,841,652	21,151,277	23.55%
Patrick Jabbaz(2)	5,783,630	6.54%	1,012,135	4,771,495	5.22%

Executive Officers and Directors:
Robert J. Pera	57,802,770	66.64%	—	57,802,770	64.36%
Steven J. Hanley	—	—	—	—	—
Benjamin Moore(3)	1,826,760	2.06%	374,370	1,452,390	1.59%
John Ritchie(4)	164,616	*	82,500	82,116	*
John Sanford	703,690	*	123,145	580,545	*
Peter Y. Chung(5)	23,992,929	27.66%	2,841,652	21,151,277	23.55%
Christopher J. Crespi	—	—	—	—	—
Charles J. Fitzgerald(6)	23,992,929	27.66%	2,841,652	21,151,277	23.55%
John L. Ocampo(7)	52,500	*	—	352,500	*
Robert M. VanBuskirk	—	—	—	—	—
All executive officers and directors as a group (10 persons)(8)	84,543,265	95.34%	3,421,667	81,421,598	89.20%

	Before the Offering			After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Being Sold in the Offering	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Other Selling Stockholders
Andrew Poon(3)	451,580	*	90,315	361,265	*
Sergio Sanchez(3)	158,770	*	12,500	146,270	*
Bo-Chieh (Jerry) Yang(3)	67,188	*	27,500	39,688	*
Xuelian Chi(3)	44,519	*	7,410	37,109	*
Sean Deorsey(3)	32,813	*	16,875	15,938	*
Michael Taylor(3)	17,708	*	10,000	7,708	*
Rajesh Koganti(3)	17,708	*	7,000	10,708	*
Sriram Dayanardan	44,271	*	37,500	6,771	*

*	Represents beneficial ownership of less than 1%.
(1)	Includes 14,942,702 shares of common stock issuable upon the conversion of Series A preferred stock held by Summit Partners Private Equity Fund VII-A, L.P., 8,974,825 shares of common stock issuable upon the conversion of Series A preferred stock held by Summit Partners Private Equity Fund VII-B, L.P., 68,917 shares of common stock issuable upon the conversion of Series A preferred stock held by Summit Investors I, LLC and 6,485 shares of common stock issuable upon the conversion of Series A preferred stock held by Summit Investors I (UK), L.P. Summit Partners, L.P. is (i) the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., and (ii) the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC., and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a two-person investment committee, currently composed of Martin J. Mannion and Bruce R. Evans, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Certain private funds sponsored by Summit Partners, L.P. hold private equity investments in one or more broker-dealers, and as a result Summit Partners, L.P. is an affiliate of a broker-dealer. However, entities affiliated with Summit Partners, L.P. acquired the securities to be sold in this offering in the ordinary course of business for investment for their own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.
(2)	Includes 1,680,000 shares of our common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2011.
(3)	Consists solely of shares issuable upon the exercise of options exercisable within 60 days of August 31, 2011.
(4)	Includes 75,865 shares held by Mr. Ritchie and 88,751 shares of our common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2011.
(5)	Includes shares held by Summit. Mr. Chung is a member of the general partner of Summit Partners, L.P. and as a result may be deemed to beneficially own the shares owned by Summit. Mr. Chung disclaims ownership of the shares held by Summit, except to the extent of his pecuniary interest therein.
(6)	Includes shares held by Summit. Mr. Fitzgerald is a member of the general partner of Summit Partners, L.P. and as a result may be deemed to beneficially own the shares owned by Summit. Mr. Fitzgerald disclaims ownership of the shares held by Summit, except to the extent of his pecuniary interest therein.
(7)	Includes 35,000 shares of our common stock subject to a lapsing right of repurchase and 17,500 shares of our common stock issuable upon exercise of options which are unvested but exercisable within 60 days of August 31, 2010, subject to Mr. Ocampo entering into the Company’s standard form of restricted stock purchase agreement under the 2010 Plan, and an additional 300,000 shares of our common stock that has been allocated to Mr. Ocampo in the offering.
(8)	Includes 1,933,010 shares of our common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2011.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to this registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Based on 62,752,205 shares of common stock outstanding as of August 31, 2011, the conversion of outstanding preferred stock as of August 31, 2011 into 23,992,929 shares of common stock upon the completion of this offering, assuming no outstanding options are exercised prior to the closing of this offering and the issuance of 2,395,328 shares of common stock in this offering, there will be 89,806,433 shares of common stock outstanding upon the closing of this offering, assuming no exercise of the underwriters’ over-allotment option. As of August 31, 2011, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had seven record holders of our common stock.

As of August 31, 2011, there were 6,178,582 shares of common stock subject to outstanding options and 485,260 shares of common stock subject to outstanding RSUs.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

As of August 31, 2011, there were 23,992,929 shares of our preferred stock outstanding, all of which were shares of Series A preferred stock. Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock on a one-for-one basis.

Upon the completion of this offering, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of August 31, 2011, we had no outstanding warrants.

Convertible Notes

As of August 31, 2011, we had convertible subordinated promissory notes outstanding in the aggregate principal amount of $68,000,000. The interest rate on the notes starts at 5% per annum and increases by two percentage points every three months until it reaches a maximum of 9% in January 2012. The notes may be prepaid without penalty prior to April 21, 2012, and must be paid upon the closing of this offering or third party financing prior to April 21, 2012. The notes mature on July 21, 2021. The unpaid principal on the notes is convertible into shares of our Series A preferred stock at a price of $8.97 per share at any point after July 21, 2012. In September 2011, we entered into the EWB Loan Agreement and used $34,000,000 of the funds from the loan to pay down the aggregate unpaid principal amount of the notes to $34,000,000.

Registration Rights

Following the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, the holders of an aggregate of 21,151,277 shares of our common stock, primarily consisting of shares of our common stock issued upon the conversion of our convertible preferred stock and shares of our common stock held by our chief executive officer, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to a registration agreement by and among us and certain of our stockholders. As applicable, we refer to these shares collectively as registrable securities.

Long-form demand registration rights.    At any time, other than the 180-day period following the closing of this offering, the holders of at least a majority of the outstanding registrable securities issuable upon conversion of our Series A preferred stock may demand that we effect a registration under the Securities Act on Form S-1 covering the public offering and sale of all or part of the registrable securities held by such stockholders, provided that the value of the registrable securities that such holders propose to sell in such offering is at least $25.0 million. Upon any such demand, we must use our commercially reasonable efforts to effect the registration of the registrable securities which we have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights for the holders of the registrable securities. We may defer such registration for up to 120 days if our board of directors reasonably determines such registration would reasonably be expected to have a material adverse effect on a transaction we plan or propose to engage in.

Short form registration rights.    At any time after we are qualified to file a registration statement on Form S-3, the holders of a majority of the outstanding registrable securities issued upon the conversion of our Series A preferred stock may request in writing that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $5.0 million, subject to certain exceptions. We are obligated to file up to two registration statements on Form S-3 in any 12-month period.

Incidental registration rights.    If we register any securities for public sale, including pursuant to any stockholder initiated demand registration, holders of the registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement on a pro rata basis, subject to certain restrictions.

Expenses of registration.    We will pay all registration expenses related to any long-form demand, incidental or Form S-3 registration other than underwriting discounts, selling commissions and transfer taxes (if any), which will be borne by the holders of the registrable securities.

Indemnification.    The registration agreement contains indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders, underwriters and certain of their affiliates in the event of material misstatements or omissions in the registration statement or related violations of federal and state securities law by us. As a condition to including their securities in any registration statement filed pursuant to demand or incidental registration rights, we may require the selling stockholders to agree to indemnify us for misstatements or omissions attributable to them.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the ability of stockholders to act by written consent or call a special meeting.     Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our chief executive officer or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board classification.    Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see “Management—Classified Board.” Our classified board of directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and removal of directors.    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware anti-takeover statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

▪	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▪

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

▪

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Co., N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 662-7232.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the trading symbol “UBNT,” subject to official notice of issuance.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

▪	banks, insurance companies or other financial institutions;

▪	tax-exempt organizations;

▪	dealers in securities or currencies;

▪	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

▪	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

▪	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

▪	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

▪	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate, gift or alternative minimum tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

▪	an individual citizen or resident of the United States;

▪	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

▪	an estate whose income is subject to U.S. federal income tax regardless of its source; or

▪

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates generally applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the U.S. Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

▪

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

▪

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the year in which the sale or disposition occurs and certain other conditions are met; or

▪

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock held (or treated as such) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon the completion of this offering, we will have an aggregate of 89,740,183 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options other than the options to purchase 665,970 shares of common stock which will be exercised by selling stockholders in connection with the offering. Of the outstanding shares, all of the 7,038,230 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. After this offering, 82,768,202 shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

▪

82,768,202 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, subject to extension in certain circumstances; and

▪	4,081,345 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus, subject to extension in certain circumstances.

Lock-up Agreements and Obligations

Our directors, officers and substantially all of our stockholders holding an aggregate of 99.97% of our outstanding common stock immediately prior to the completion of this offering have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of UBS Securities LLC for a period of 180-days from the date of this prospectus, subject to certain exceptions. Pursuant to an agreement between UBS Securities LLC and Deutsche Bank Securities Inc., UBS Securities LLC may not consent to the release of any shares under any lock-up agreement without the prior written consent of Deutsche Bank Securities Inc.

In addition, each grant agreement under each of our 2010 Plan and 2005 Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of at least 180 days following the date of this prospectus.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material events.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

▪	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

▪	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of August 31, 2011, 4,949,435 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering and as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

Upon completion of this offering and assuming no exercise of the underwriters’ over-allotment option, the holders of an aggregate of 21,151,277 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of this offering and the representatives of the underwriters. Raymond James & Associates, Inc. is also acting as a joint book-running manager. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC	2,815,292
Deutsche Bank Securities Inc.	2,463,380
Raymond James & Associates, Inc.	1,055,734
Pacific Crest Securities LLC	351,912
ThinkEquity LLC	351,912

Total	7,038,230

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

▪	receipt and acceptance of our common stock by the underwriters, and

▪	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

Entities associated with Summit Partners, L.P. have granted the underwriters an option to buy up to an aggregate of 1,055,734 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6075 per share from the public offering price. Sales of shares made outside the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$1.0125	$1.0125	$1.0125	$1.0125	$1.0125	$1.0125
Total	$2,425,270	$2,425,270	$4,700,938	$5,769,869	$7,126,208	$8,195,139

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $3,020,000. The underwriters have agreed to reimburse certain expenses we incur in connection with the offering.

No Sales of Similar Securities

We, our executive officers, directors and the holders of substantially all of our common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC and Deutsche Bank Securities Inc., may, in their sole discretion, release some or all of the securities held by our executive officers, directors and the holders of substantially all of our common stock from these lock-up agreements.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq Stock Market Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “UBNT,” subject to official notice of issuance.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

▪	stabilizing transactions;

▪	short sales;

▪	purchases to cover positions created by short sales;

▪	imposition of penalty bids; and

▪	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us, the selling stockholders and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

▪	the information set forth in this prospectus and otherwise available to the representative;

▪	our history and prospects and the history of, and prospects for, the industry in which we compete;

▪	our past and present financial performance and an assessment of our management;

▪	our prospects for future earnings and the present state of our development;

▪	the general condition of the securities markets at the time of this offering;

▪	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

▪	other factors deemed relevant by the underwriters, the selling stockholders and us.

Affiliations

Certain of the underwriters and their affiliates may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to us or our subsidiaries, for which they may in the future receive, customary fees and expenses.

NOTICE TO INVESTORS

Notice to Prospective Investors in European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

▪	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

▪

by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

▪	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Wilmer Cutler Pickering Hale and Dorr LLP, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

Our consolidated financial statements at June 30, 2010 and 2011 and for each of the three years in the period ended June 30, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect this registration statement on this website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UBIQUITI NETWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ubiquiti Networks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Ubiquiti Networks, Inc. and its subsidiaries at June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 16, 2011, except for the sixth paragraph of Note 15, as to which the date is October 3, 2011

UBIQUITI NETWORKS, INC.

Consolidated Balance Sheets

(In thousands, except share amounts)

	June 30,
	2010	2011	Pro Forma, Stockholders’ Equity (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,415	$76,361
Accounts receivable, net of allowance for doubtful accounts of $800 and $596, respectively	36,288	39,811
Inventories	4,803	5,663
Deferred cost of revenues	5,904	881
Current deferred tax asset	1,040	—
Prepaid expenses and other current assets	4,678	5,386

Total current assets	81,128	128,102
Property and equipment, net	756	1,022
Long-term deferred tax asset	—	324
Other long–term assets	206	2,230

Total assets	$82,090	$131,678

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,681	$14,758
Customer deposits	550	1,675
Deferred revenues	10,108	1,734
Income taxes payable	4,899	4,428
Other current liabilities	4,887	15,206

Total current liabilities	26,125	37,801
Income and deferred tax liabilities	1,986	1,870
Other long–term liabilities	33	32

Total liabilities	28,144	39,703

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock—$0.001 par value; 36,034,630 shares authorized:
36,034,630 shares issued and outstanding as of June 30, 2010 and 2011, maximum liquidation preference of $106,781 and $145,847 as of June 30, 2010 and 2011, actual; no shares issued or outstanding, pro forma	106,781	145,847	—

Stockholders’ equity (deficit):
Common stock—$0.001 par value; 150,000,000 shares authorized:
65,585,680, and 62,685,955 outstanding at June 30, 2010 and 2011, actual; 150,000,000 shares authorized and 98,720,585 shares outstanding, pro forma	66	63	99
Additional paid–in capital	1,991	545	146,356
Treasury stock—36,104,320 and 39,079,910 shares held in treasury at June 30, 2010 and 2011, actual; 39,079,910 shares held in treasury pro forma (unaudited)	(62,268)	(69,515)	(69,515)
Retained earnings	7,376	15,035	15,035

Total stockholders’ equity (deficit)	(52,835)	(53,872)	91,975

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$82,090	$131,678	$131,678

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Years Ended June 30,
	2009	2010	2011

Revenues	$63,121	$136,952	$197,874
Cost of revenues(1)	37,181	82,404	117,062

Gross profit	25,940	54,548	80,812

Operating expenses:
Research and development(1)	5,166	31,704	11,374
Sales, general and administrative(1)	2,946	18,162	7,358

Total operating expenses	8,112	49,866	18,732

Income from operations	17,828	4,682	62,080
Interest income	118	64	78
Other income, net	—	517	1

Income before provision for income taxes	17,946	5,263	62,159
Provision for income taxes	8,057	10,719	12,432

Net income (loss)	9,889	(5,456)	49,727
Preferred stock cumulative dividend	—	(1,336)	(4,333)
Accretion of cost of preferred stock	—	(100)	(37,735)
Less allocation of net income to participating preferred stockholders	—	—	(2,784)

Net income (loss) attributable to common stockholders—basic	$9,889	$(6,892)	$4,875
Undistributed earnings re-allocated to common stockholders	—	—	103

Net income (loss) attributable to common stockholders—diluted	$9,889	$(6,892)	$4,978

Net income (loss) per share of common stock:
Basic	$0.10	$(0.08)	$0.08
Diluted	$0.09	$(0.08)	$0.07
Weighted average shares used in computing net income (loss) per share of common stock:
Basic	101,687	88,972	63,092

Diluted	105,585	88,972	66,907

Pro forma net income per share of common stock (unaudited):
Basic			$0.50

Diluted			$0.48

Weighted average shares used in computing pro forma net income per share of common stock (unaudited):
Basic(2)			99,127

Diluted(2)			102,942

(1) Includes stock-based compensation as follows:
Cost of revenues	$5	$124	$30
Research and development	315	26,221	285
Sales, general and administrative	185	9,814	637

(2)    Pro forma weighted average shares outstanding reflects the automatic conversion of the preferred stock (using the if-converted method) into common stock as though the conversion had occurred at the beginning of the period.

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

	Redeemable convertible Preferred Stock		Common Stock		APIC	Treasury Stock		Notes Receivable from Stockholders	Retained Earnings	Total Stockholders Equity (Deficit)
	Shares	Amount	Shares	Amount	Amount	Shares	Amount
Balances at June 30, 2008	—	$—	100,640,000	$101	$925	—	$—	$(753)	$6,695	$6,968
Net income and comprehensive income (loss)	—	—	—	—	—	—	—	—	9,889	9,889
Issuance of common stock on exercise of stock options	—	—	1,050,000	1	52	—	—	(53)	—	—
Repayment of notes receivable	—	—	—	—	—	—	—	753	—	753
Stock-based compensation expense	—	—	—	—	505	—	—	—	—	505

Balances at June 30, 2009	—	—	101,690,000	102	1,482	—	—	(53)	16,584	18,115
Net income (loss) and comprehensive income (loss)	—	—	—	—	—	—	—	—	(5,456)	(5,456)
Sale of Series A convertible preferred stock	33,898,990	98,190	—	—	—	—	—	—	—	—
Accretion of costs of Series A	—	100	—	—	—	—	—	—	(100)	(100)
Warrant settlement	—	855	—	—	—	—	—	—	—	—
Exercise of warrants to purchase Series A convertible preferred stock	2,135,640	6,300	—	—	—	—	—	—	—	—
Preferred stock cumulative dividend	—	1,336	—	—	—	—	—	—	(1,336)	(1,336)
Repurchase of common stock	—	—	(36,104,320)	(36)	—	(36,104,320)	(62,268)	—	—	(62,304)
Repurchase and cancellation of stock options	—	—	—	—	—	—	—	—	(2,316)	(2,316)
Tax benefit of options	—	—	—	—	228	—	—	—	—	228
Interest on note receivable from stockholders	—	—	—	—	—	—	—	(3)	—	(3)
Repayment of notes receivable	—	—	—	—	—	—	—	56	—	56
Stock-based compensation expense	—	—	—	—	281	—	—	—	—	281

Balances at June 30, 2010	36,034,630	106,781	65,585,680	66	1,991	(36,104,320)	(62,268)	—	7,376	(52,835)
Net income and comprehensive income	—	—	—	—	—	—	—	—	49,727	49,727
Accretion of costs of Series A	—	37,735	—	—	—	—	—	—	(37,735)	(37,735)
Repurchase of common stock	—	—	(2,975,590)	(3)	—	(2,975,590)	(7,247)	—	—	(7,250)
Preferred stock cumulative dividend	—	4,333	—	—	—	—	—	—	(4,333)	(4,333)
Payment of preferred stock cumulative dividend	—	(3,002)	—	—	—	—	—	—	—	—
Restricted stock units issued, net	—	—	75,865	—	(252)	—	—	—	—	(252)
Option cancellations and repurchases	—	—	—	—	(2,146)	—	—	—	—	(2,146)
Stock-based compensation expense	—	—	—	—	952	—	—	—	—	952

Balances at June 30, 2011	36,034,630	$145,847	62,685,955	$63	$545	(39,079,910)	$(69,515)	$—	$15,035	$(53,872)

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended June 30,
	2009	2010	2011

Cash Flows from Operating Activities:
Net income (loss)	$9,889	$(5,456)	$49,727
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	84	144	213
Provision for inventory obsolescence	—	560	198
Deferred taxes	536	(645)	(1,163)
Excess tax benefit from stock based compensation	—	(228)	—
Stock-based compensation	505	281	952
Revaluation of warrants to fair value	—	(456)	—
Accrued interest on loan from stockholder	—	(3)	—
Provision for doubtful accounts	—	800	(200)
Changes in operating assets and liabilities:
Accounts receivable	(3,490)	(29,542)	(5,864)
Inventories	199	(4,082)	(1,058)
Deferred cost of revenues	—	(5,904)	5,023
Prepaid expenses and other assets	(3,167)	(1,039)	(715)
Accounts payable	475	3,926	9,077
Taxes payable	1,275	1,567	1,292
Deferred revenues	—	10,108	(5,833)
Accrued liabilities and other	959	3,984	11,193

Net cash provided by (used in) operating activities	7,265	(25,985)	62,842

Cash Flows from Investing Activities:
Purchase of property and equipment	(280)	(615)	(479)

Net cash used in investing activities	(280)	(615)	(479)

Cash Flows from Financing Activities:
Proceeds from issuance of Series A preferred stock and warrants, net of issuance costs	—	99,500	—
Proceeds from exercise of Series A preferred stock warrants	—	6,300	—
Payment of deemed dividend on Series A convertible preferred stock	—	—	(3,002)
Repurchase of common stock and cancellation of options in connection with Series A stock purchase agreement	—	(64,107)	—
Other repurchases of common stock and outstanding awards		(512)	(9,648)
Payment of deferred offering costs	—	(124)	(1,767)
Excess tax benefit from stock-based compensation	—	228	—
Repayment of notes receivable from stockholders	753	56	—

Net cash provided by (used in) financing activities	753	41,341	(14,417)

Net increase in cash and cash equivalents	7,738	14,741	47,946
Cash and cash equivalents at beginning of period	5,936	13,674	28,415

Cash and cash equivalents at end of period	$13,674	$28,415	$76,361

Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$6,246	$9,944	$12,141
Issuance of common stock for exercise of stock options through promissory notes from stockholders	$53	$—	$—

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Business—Ubiquiti Networks, Inc. was incorporated in the State of California in 2003 as Pera Networks, Inc. and commenced its current operations in 2005 and changed its name to Ubiquiti Networks, Inc. at that time. In June 2010, the Company changed its state of organization to Delaware by merging with and into Ubiquiti Networks, Inc., a Delaware corporation. At the same time the Company effected a four-for-one forward stock split of its outstanding common stock, and a proportional adjustment to the existing conversion ratio for preferred stock Series A was made at the time of the effectiveness of the forward stock split. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this forward stock split and adjustment of the preferred stock conversion ratio.

Ubiquiti Networks, Inc. and its wholly owned subsidiaries (collectively, “Ubiquiti” or the “Company”) is a product driven company that leverages innovative proprietary technologies to deliver wireless networking solutions to both startup and established network operators and service providers.

In these notes, Ubiquiti refers to the fiscal years ended June 30, 2009, 2010 and 2011 as fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

Basis of Presentation—The Company’s consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Ubiquiti and its wholly owned subsidiaries. The Company has wholly owned subsidiaries in Lithuania, Hong Kong and India. The Company’s Hong Kong subsidiary also operates a branch office in Taiwan. All material intercompany transactions and balances have been eliminated.

Stock Split—On October 3, 2011, the Company effected a 2.5 for one stock split to its common and preferred stock for all stockholders of record as of October 3, 2011. All share and per share information has been retroactively adjusted to reflect the stock split.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Stockholders’ Equity

Immediately prior to the completion of a qualifying initial public offering as described in Note 8, all of the redeemable convertible preferred stock (the “preferred stock”) outstanding will automatically convert into 36,034,630 shares of common stock based on the number of shares of preferred stock outstanding at June 30, 2011. In addition, the accrued preferred stock dividend has been reversed as there is no payment obligation if the Company completes an initial public offering. The unaudited pro forma balance sheet information at June 30, 2011, as set forth in the accompanying consolidated balance sheets, gives effect to the automatic conversion of all outstanding shares of preferred stock to common stock and the reversal of the accrued dividend.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Net Income (Loss) per Share of Common Stock

In February 2011, the Company’s board of directors authorized the filing of a registration statement with the SEC for the Company to sell shares of common stock to the public. Pro forma basic and diluted net income per share of common stock have been computed in contemplation of the completion of this offering and give effect to the automatic conversion of all the Company’s outstanding convertible preferred stock into common stock. The following table presents the calculation of pro forma income per share (unaudited, in thousands, except per share amounts):

Year Ended June 30, 2011
Pro Forma:
Numerator:
Net income used in computing pro forma net income per share available to common stock, basic and diluted	$49,727

Denominator, basic:
Weighted average shares used in computing net income per share of common stock, basic	63,092
Pro forma adjustments to reflect automatic conversion of convertible preferred stock	36,035

Weighted average shares used in computing pro forma net income per share of common stock, basic	99,127

Denominator, diluted:
Weighted average shares used in computing net income per share of common stock, diluted and dilutive effect of stock options	66,907
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	36,035

Weighted average shares used in computing pro forma net income per share of common stock, diluted and dilutive effect of stock options	102,942

Pro forma net income per share of common stock:
Basic	$0.50

Diluted	$0.48

Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates these estimates, including those related to allowance for doubtful accounts, inventory valuation, warranty costs, stock-based compensation, income taxes, the valuation of equity instruments, and commitments and contingencies, among others. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Segments

Management has determined that it operates as one reportable and operating segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company’s chief operating decision maker.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition of Revenues

Revenues consist primarily of revenues from the sale of hardware and management tools, as well as the related implied post contract customer support (“PCS”). The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and the collectability of the resulting receivable is probable. In cases where the Company lacks evidence that collectability of the resulting receivable is probable, it defers recognition of revenue until the receipt of cash. At June 30, 2010, 2011, $10.1 million and $1.7 million, respectively, of revenues were deferred.

For substantially all of the Company’s sales, evidence of the arrangement consists of an order from a distributor or customer. The Company considers delivery to have occurred once its products have been shipped and title and risk of loss have been transferred. For most of the Company’s sales, these criteria are met at the time the products are shipped to the distributor. The Company’s arrangements with distributors do not include provisions for cancellation, returns, inventory swaps or refunds that would significantly impact recognized revenues.

The Company records amounts billed to distributors for shipping and handling costs as revenues. The Company classifies shipping and handling costs incurred by it as cost of revenues.

Deposit payments received from distributors in advance of recognition of revenues are included in current liabilities on the Company’s balance sheet and are recognized as revenues when all the criteria for recognition of revenues are met.

The Company’s multi-element arrangements generally include two deliverables. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale. The second deliverable is the implied right to PCS included with the purchase of certain products. PCS is this right to receive, on a when and if available basis, future unspecified software upgrades and features relating to the product’s essential software as well as bug fixes, email and telephone support.

The Company uses a hierarchy to determine the allocation of revenues to the deliverables. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

(i)	VSOE generally exists only when a company sells the deliverable separately and is the price actually charged by the company for that deliverable. Generally the Company does not sell the deliverables separately and, as such, does not have VSOE.

(ii)	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. The Company does not believe that there is accessible TPE evidence for similar deliverables.

(iii)	ESP reflects the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company believes that ESP is the most appropriate methodology for determining the allocation of revenue among the multiple elements.

The Company has allocated revenues between these two deliverables using the relative selling price method which is based on the ESP for all deliverables. Revenues allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for recognition of revenues have been met. Revenues allocated to the PCS are deferred and recognized on a straight-line basis over the estimated life of each of these devices, which currently is two years. At June 30, 2010 and 2011, $268,000 and $497,000 of revenue was deferred in this way. All cost of revenues, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred. If the estimated life of the hardware product should change, the future rate of amortization of the revenues allocated to PCS would also change.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s process for determining ESP for deliverables involves multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. For PCS, the Company believes its network operators and service providers would be reluctant to pay for such services separately. This view is primarily based on the fact that unspecified upgrade rights do not obligate the Company to provide upgrades at a particular time or at all, and do not specify to network operators and service providers which upgrades or features will be delivered. The Company believes that the relatively low prices of its products and its network operators’ and service providers’ price sensitivity would add to their reluctance to pay for PCS. Therefore, the Company has concluded that if it were to sell PCS on a standalone basis, the selling price would be relatively low.

Key factors considered by the Company in developing the ESP for PCS include reviewing the activities of specific employees engaged in support and software development to determine the amount of time that is allocated to the development of the undelivered elements, determining the cost of this development effort, and then adding an appropriate level of gross profit to these costs.

Cash and Cash Equivalents

The Company considers investments purchased with a maturity period of three months or less at the date of purchase to be cash equivalents. At June 30, 2010 and 2011, the Company had cash and cash equivalents of $28.4 million and $76.4 million, respectively. Cash and cash equivalents are stated at cost which approximates fair value. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. The Company’s cash and cash equivalents consist primarily of U.S. dollar denominated money market funds and cash deposited in demand accounts.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company primarily places its temporary cash investments with high credit quality financial institutions which invest predominantly in U.S. money market funds. Deposits of cash outside the United States totaled $15.9 million and $29.6 million at June 30, 2010 and 2011, respectively. The Company would incur significant tax liabilities if it were to repatriate its non-US deposits.

The Company derives its accounts receivable from revenues earned from customers located worldwide. The Company performs credit evaluations of its customers’ financial condition to reduce credit risk and, generally, requires no collateral from its customers. The Company bases credit decisions primarily upon a customer’s past credit history. The Company’s standard credit terms are net 30 to 60 days.

Customers with an accounts receivable balance of 10% or greater of total accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of Revenues			Percentage of Accounts Receivable
	Years Ended June 30,			June 30,
	2009	2010	2011	2010	2011

Distributor A	*	*	*	10%	*	%
Distributor B	12%	13%	15%	*	25%
Distributor C	*	*	*	17%	*	%
Distributor D	*	*	*	*	*
Distributor E	*	17%	20%	19%	21%

*	denotes less than 10%

The Company subcontracts with other companies to manufacture most of its products. The Company relies on the ability of these contract manufacturers to produce the products sold to its distributors and original equipment

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacturers (“OEMs”). The majority of the Company’s products are manufactured by a single contract manufacturer at one location. If the Company’s contract manufacturer were to lose production capabilities at this facility, the Company would experience delays in delivering product to its distributors and OEMs. The Company does not maintain long-term agreements with its contract manufacturers, which could lead to an inability of the Company to obtain its products in a timely fashion at prices consistent with those previously charged.

Inventory

Inventories consist primarily of raw materials that the Company consigns to its contract manufactures and, to a lesser extent, finished goods. Inventories are stated at the lower of cost or market value on a first-in first-out basis. The Company reduces the value of its inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the estimated market value and establishes a new cost basis.

Deferred Cost of Revenues

Deferred cost of revenues consist of the cost of product shipped to distributors for which the rights and obligations of ownership have passed to the distributor but revenues have not yet been recognized primarily because the collectability criterion for revenue recognition has not been fulfilled. The Company classifies those amounts as deferred cost of revenues. All deferred cost of revenues are stated at the cost of manufacture. The Company periodically assesses the recoverability of deferred cost of revenues and writes down the deferred cost of revenues balances to establish a new cost basis when recovery of deferred cost of revenues is not probable. The Company evaluates recoverability based on various factors including the length of time the product has been held at the distributor’s site and the financial viability of the distributor.

Product Warranties

The Company offers warranties on certain products, generally for a period of one year, and records a liability for the estimated future costs associated with potential warranty claims. The warranty costs are reflected in the Company’s consolidated statement of operations within cost of revenues. The warranties are typically in effect for 12 months from the distributor’s purchase date of the product. The Company’s estimate of future warranty costs is largely based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. In certain circumstances, the Company may have recourse from its contract manufacturers for replacement cost of defective products, which it also factors into its warranty liability assessment.

Redeemable Convertible Preferred Stock Warrants

Warrants to purchase the Company’s preferred stock were classified as liabilities on the Company’s consolidated balance sheet. The Company estimated the fair value of these warrants using the Black-Scholes-Merton option pricing model. This model utilizes the estimated fair market value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying preferred stock. These estimates, especially the market value of the underlying preferred stock and the expected volatility, were highly judgmental. The Company re-measured the fair value of these warrants at each balance sheet date and any change in fair value was recognized as a component of other income (expense) in the Company’s statements of operations. The Company continued to adjust the liability for changes in fair value until the exercise of the warrants, at which time the liability was remeasured and reclassified as redeemable convertible preferred stock.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable Convertible Preferred Stock

Upon the sixth anniversary of the issuance of Series A preferred stock, the holders of Series A preferred stock can require the Company to redeem such preferred stock out of legally available funds at the greater of (i) the Liquidation Value of $2.95 per share plus all accrued and unpaid dividends or (ii) the market price of the common stock issuable upon conversion of each share of Series A preferred stock into common stock, plus all accrued and unpaid dividends. Since the maximum redemption amount is contingent on the fair value of the equity security at the redemption date, the Company has calculated the accretion based on the fair value as of the balance sheet date prorated over the contractual life. The Company has recorded approximately $37.4 million of accretion in fiscal 2011.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. In estimating the allowance, management considers, among other factors, (i) the aging of the accounts receivable, including trends within the ratios involving the age of the accounts receivable, (ii) the Company’s historical write offs, (iii) the credit worthiness of each distributor and (iv) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific distributor’s ability to meet its obligations to the Company, the Company records a specific allowance against amounts due from the distributor, and thereby reduces the net recognized receivable to the amounts it reasonably believes will be collected.

Allowance for doubtful accounts was as follows (in thousands):

	Years Ended June 30,
	2009	2010	2011

Beginning balance	$—	$—	$800
Charged to or released from expenses	—	800	(200)
Bad debt write-offs	—	—	(4)

Ending Balance	$—	$800	$596

Fair Value of Financial Instruments

The carrying value of the Company’s cash equivalents, accounts receivable, accounts payable and other current liabilities approximate fair value due to their short maturities.

Effective July 1, 2008, the Company adopted new accounting guidance related to fair value measurements for financial assets and liabilities. The new accounting guidance defined fair value, established a framework for measuring fair value and expanded the disclosure requirements regarding fair value measurements. Effective July 1, 2009, the Company adopted new accounting guidance related to fair value measurements for nonfinancial assets and liabilities.

Effective July 1, 2008, the Company also adopted new accounting guidance which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. The Company did not elect the fair value option for any financial assets and liabilities that were not previously measured at fair value.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

Level 1—observable inputs which include quoted prices in active markets for identical assets of liabilities.

Level 2—inputs which include observable inputs other than Level 1, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company’s financial assets at June 30, 2010 and 2011 included money market funds which were valued based on quoted prices in active markets for substantially similar assets and, therefore, were Level 1 instruments. The Company does not have any Level 2 instruments, or instrument valued based on other observable inputs. The Company’s preferred stock warrant liability is classified within Level 3 of the fair value hierarchy.

As of June 30, 2010 and 2011, the fair value hierarchy for the Company’s financial assets and financial liabilities that are carried at fair value was as follows:

	June 30, 2010				June 30, 2011
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
Money market funds	$4,621	$4,621	$—	$—	$43,572	$43,572	$—	$—

The fair value of the preferred stock warrant liability, the Company’s sole Level 3 liability, was $1.3 million upon issuance in March 2010. The warrant was exercised in June 2010 at which time the fair value of the warrant had decreased by $456,000 and the liability of $855,000 was reclassified to preferred stock.

Long Lived Assets

The Company evaluates its long lived assets including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss is recognized when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or asset group. If impairment is indicated, the asset is written down to its estimated fair value. The Company did not recognize any impairment losses for fiscal 2009, fiscal 2010 and fiscal 2011.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Furniture, fixtures and equipment are recorded at cost. The Company computes depreciation or amortization using the straight line method over estimated useful lives, as follows:

Estimated Useful Life
Testing equipment	3 to 5 years
Computer and other equipment	3 to 5 years
Furniture and fixtures	3 years
Leasehold improvements	shorter of lease term or useful life

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the statement of operations. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation expense was $84,000, $144,000, and $213,000 for fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

Leases

The Company leases its facilities under cancelable and noncancelable operating leases. For leases that contain rent escalation or rent concessions provisions, the Company records the total rent expense during the lease term on a straight line basis over the term of the lease. The Company records the difference between the rent paid and the straight line rent as a deferred rent liability in the accompanying consolidated balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with accounting guidance which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred tax assets and liabilities are determined based on the temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amount it expects to realize. The assessment of whether or not a valuation allowance is required often requires significant judgment including current operating results, the forecast of future taxable income and ongoing prudent and feasible tax planning initiatives.

In addition, the Company’s calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company may be subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. Accordingly, the Company must assess such potential exposures and, where necessary, provide a reserve to cover any expected loss. To the extent that the Company establishes a reserve, its provision for income taxes would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that tax liability is greater than the Company’s original estimate.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based Compensation

The Company records stock-based awards, including stock options, at fair value as of the grant date and recognizes expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. The Company estimates the fair value of share stock-based payment awards on the grant date using the Black-Scholes-Merton option pricing model. The Company adopted the guidance using the modified prospective transition method. Under this transition method, the new fair value recognition provisions are applied to option grants on and after July 1, 2005. The Company expenses the fair value of all options granted or modified after July 1, 2005 on a straight line basis.

The Black-Scholes-Merton option pricing model used to determine the fair value of the Company’s stock option awards requires a number of estimates and assumptions. In valuing share-based awards under the fair value accounting method, significant judgment is required in determining the expected volatility of the Company’s common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected volatility of the Company’s common stock is based on the volatility of a group of comparable companies, as the Company does not have sufficient historical data with regards to the volatility of its stock. The expected term of options granted represents the period of time that the Company expects the options granted to be outstanding. The Company calculates the expected term as the average of the option vesting and contractual terms. In the future, as the Company gains sufficient historical data for volatility in its common stock and the actual term for which its options are held, the expected volatility and expected term may change, which could substantially change the grant date fair value of future awards of stock options and ultimately the expense it records. In addition, the estimation of stock awards that will ultimately vest requires judgment and to the extent actual results differ from the Company’s estimates, these amounts will be recorded as an adjustment in the period estimates are revised.

For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes-Merton option pricing model. This model utilizes the estimated fair value of the Company’s underlying common stock at each measurement date, the contractual term of the option, the expected volatility of the price of the Company’s common stock, risk free interest rates and expected dividend yields of the Company’s common stock.

Commitments and Contingencies

The Company periodically evaluates all pending or threatened contingencies and any commitments, if any, that are reasonably likely to have a material adverse effect on its results of operations, financial position or cash flows. The Company assesses the probability of an adverse outcome and determines if it is remote, reasonably possible or probable. If information available prior to the issuance of the Company’s financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the Company’s financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to the accounting guidance are not met, but the probability of an adverse outcome is at least reasonably possible, the Company will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. For foreign operations, local currency denominated assets and liabilities are translated at the period end exchange rates, and revenues, costs and expenses are remeasured at the average exchange rates during the fiscal year. Foreign exchange gains and losses have been immaterial to the Company’s results of operations to date.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the closing of the offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There were $125,000 and $2.1 million capitalized as of June 30, 2010 and 2011, respectively.

Research and Development Costs and Capitalized Software Development Costs

Research and development expenses consist primarily of salary and benefit expenses, including stock-based compensation, for employees and contractors engaged in research, design and development activities, as well as costs for prototypes, facilities and travel costs.

Software development costs, including costs incurred to purchase third party software, begin to be capitalized when the Company has determined that certain factors are present, including among others, that technology exists to achieve the performance requirements. The accumulation of software costs to be capitalized ceases when the software is substantially developed and is ready for its intended use. Capitalized costs are amortized on a straight line basis over the estimated useful life of the software once it is available for use. To date the Company has not capitalized research and development costs associated with software development as products and enhancements have generally reached technological feasibility and have been released to customers at substantially the same time.

Earnings Per Share

The Company applies the two-class method for calculating and presenting earnings per share (“EPS”). Under the two-class method, net income is allocated between shares of common stock and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the income of the entity. Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing the amount of net income available to common stockholders outstanding plus income allocable to participating securities, to the extent they are dilutive, by the weighted average number of shares of common stock and potential dilutive shares outstanding during the period if the effect is dilutive. The Company’s potentially dilutive common shares include outstanding stock options, restricted stock units, preferred stock and preferred stock warrants.

Recent Accounting Pronouncements

Effective January 1, 2010, the Company adopted the Financial Accounting Standards Board’s (“FASB’s”) updated authoritative guidance on fair value measurements and disclosures. The updated guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefits plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that became effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted the updated guidance beginning January 1, 2010, except for the additional Level 3 requirements, which the Company adopted beginning January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, in May 2011 the FASB further amended its guidance related to fair value measurements in order to achieve common fair value measurements between U.S. GAAP and International Financial Reporting Standards. The amendments in the updated guidance explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the updated guidance should not result in a change in the application of previous fair value measurement guidance. The updated guidance is effective during interim and annual periods beginning after December 15, 2011. The Company does not expect adoption on January 1, 2012 to have an impact on its consolidated financial statements.

In June 2011, the FASB updated its guidance related to the presentation of comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in the updated guidance do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The updated guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The updated guidance must be applied retrospectively. The Company does not expect the adoption of this guidance on January 1, 2012 to have an impact on its consolidated financial statements.

NOTE 3—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Years Ended June 30,
	2009	2010	2011
	(In thousands, except per share data)

Numerator:
Net income (loss) attributable to common stockholders—basic	$9,889	$(6,892)	$4,875

Net income (loss) attributable to common stockholders—diluted	$9,889	$(6,892)	$4,978

Denominator:
Weighted-average common shares outstanding used in basic EPS calculation	101,687	88,972	63,092
Add—dilutive potential common shares:
Stock options	3,898	—	3,680
Restricted stock units	—	—	135

Weighted-average shares used to compute diluted EPS	105,585	88,972	66,907

Net income (loss) per share of common stock:
Basic	$0.10	$(0.08)	$0.08
Diluted	$0.09	$(0.08)	$0.07

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the total potential shares of common stock that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period:

	Years Ended June 30,
	2009	2010	2011
	(In thousands)

Stock options	—	5,795	360
Restricted stock units	—	500	100
Convertible preferred stock	—	36,035	36,035

Total	—	42,330	36,495

NOTE 4—CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011
	(In thousands)

Cash	$23,794	$32,789
Money market funds	4,621	43,572

	$28,415	$76,361

NOTE 5—BALANCE SHEET COMPONENTS

Inventories

Inventories as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011
	(In thousands)

Raw materials	$3,780	$4,305
Finished goods	1,023	1,358

	$4,803	$5,663

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011
	(In thousands)

Vendor deposits	$4,512	$5,312
Other current assets	166	74

	$4,678	$5,386

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment, Net

Property and equipment, net as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011
	(In thousands)

Testing equipment	$680	$1,086
Computer and other equipment	140	182
Furniture and fixtures	9	18
Leasehold improvements	112	112
Software	—	57
Construction in progress	35	—

	976	1,455
Less: Accumulated depreciation and amortization	(220)	(433)

	$756	$1,022

Other Long-term Assets

Other long-term assets as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011

Deferred offering costs	$125	$2,141
Other long-term assets	81	89

	$206	$2,230

Other Current Liabilities

Accrued liabilities as of June 30, 2010 and 2011 consisted of the following:

	June 30,
	2010	2011
	(In thousands)

Accrued compensation and benefits	$1,667	$2,280
Accrued inventory	28	7,414
Accrual for an export compliance matter	1,625	1,625
Warranty accrual	697	806
Other accruals	870	3,081

	$4,887	$15,206

NOTE 6—ACCRUED WARRANTY

Warranty obligations, included in other current liabilities, were as follows (in thousands):

Balance at June 30, 2009	$126
Accruals for warranties issued during the period	827
Settlements made during the period	(256)

Balance at June 30, 2010	697
Accruals for warranties issued during the period	847
Settlements made during the period	(738)

Balance at June 30, 2011	$806

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—COMMITMENTS AND CONTINGENCIES

Operating Leases

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. The Company leases office space in San Jose, California and other locations under various non-cancelable operating leases that expire at various dates through fiscal 2014. Future minimum lease payments required under operating leases worldwide at June 30, 2011 were as follows (in thousands):

Operating Lease
Fiscal
2012	$668
2013	276
2014	25

$969

Rent expense under operating leases was $113,000, $392,000 and $751,000 for fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

Purchase Commitments

The Company subcontracts with other companies to manufacture its products. During the normal course of business, the Company’s contract manufacturers procure components based upon orders placed by the Company. If the Company cancels all or part of the orders, it may still be liable to the contract manufacturers for the cost of the components purchased by them to manufacture the Company’s products. The Company periodically reviews the potential liability and to date no accruals have been recorded. The Company’s consolidated financial position and results of operations could be negatively impacted if it were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Indemnification Obligations

The Company enters into standard indemnification agreements with many of its distributors, OEMs and certain other business partners in the ordinary course of business. These agreements include provisions for indemnifying the distributor, OEM or other business partner against any claim brought by a third party to the extent any such claim alleges that a Ubiquiti product infringes a patent, copyright or trademark, or violates any other proprietary rights of that third party. While the maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not estimable, the Company has not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. To date, there have been no material claims under such indemnification provisions.

Legal Matters

The Company may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters and other litigation matters relating to various claims that arise in the normal course of business. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outcomes, assuming various combinations of appropriate litigation and settlement strategies. Because of the uncertainties related to both the amount and ranges of possible loss from pending litigation matters, the Company is unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable outcomes. Taking all of the above factors into account, the Company records an amount where it is probable that the Company will incur a loss and where that loss can be reasonably estimated. However, the Company’s estimates may be incorrect and the Company could ultimately incur more or less than the amounts initially recorded. Litigation can be costly, diverting management’s attention and could, upon resolution, have a material adverse effect on the Company’s business, results of operations, financial condition, and cash flow.

During fiscal 2010, the Company accrued approximately $1.6 million for a contingent loss related to an export compliance matter which the Company believes is probable of occurring and is reasonably estimable. This contingent loss matter is discussed in the following paragraph.

Export Compliance Matters

In January 2011, the U.S. Commerce Department, Bureau of Industry and Security’s (“BIS”) Office of Export Enforcement (“OEE”) contacted the Company to request that the Company provide information related to its relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of its products. As a result of this inquiry the Company, assisted by outside counsel, conducted a review of the Company’s export transactions from 2008 through March 2011 to not only gather information responsive to the OEE’s request but also to review the Company’s overall compliance with export control and sanctions laws. It was in the course of this review that the Company identified the Iranian sales of two of its distributors.

In May 2011, the Company filed a self-disclosure with BIS and, in June 2011 the Company filed one with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions the Company has taken to date. However, the findings also indicate that both of the Company’s distributors had continued to sell, directly or indirectly, the Company’s products into Iran during the period from February 2010 through March 2011 and the Company received various email communications from them indicating that they were continuing to do so.

Since January 2011, the Company has cooperated with OEE and, prior to its disclosure filing, the Company informally shared with the OEE the substance of its findings with respect to its two distributors. The Company is still in the early stages of working with OFAC and OEE on these issues and the OFAC and OEE review of these matters is just beginning. Although the Company has provided OEE and OFAC with an explanation of the activities that led to the sales of its products in Iran and the failure to comply with the Export Administration Regulations (“EAR”) and OFAC sanctions, OFAC and OEE may conclude that its actions resulted in substantial violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of its ability to export its products, and/or referral for criminal prosecution. Any such fines may be material to its financial results in the period in which they are imposed. The penalties may be imposed against the Company and/or its management. While the Company does not think it likely, OEE could place its products under a temporary denial order, which would prevent the Company from exporting its products at all. If this were to occur, it would have a material adverse effect on its business, operating results and financial condition because sales outside the United States represent the substantial majority of its revenues. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. Also, disclosure of its conduct and any fines or other action relating to this conduct could harm its reputation and indirectly have a material adverse effect on its business, operating results and financial condition. The Company cannot predict when OEE or OFAC will complete their reviews or decide upon the imposition of possible penalties.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the facts known to the Company to date, the Company recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through our internal review and this loss is deemed to be probable and reasonably estimable. However, the Company also believes that it is reasonably possible that the loss may be higher, but the Company cannot reasonably estimate the range of any further potential losses (See Note 15). Specific information has come to management’s attention and as such management cannot estimate any further range of possible losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from the Company’s estimates, its business, financial condition, cash flows and results of operations would be materially negatively impacted.

NOTE 8—PREFERRED STOCK AND WARRANTS

Preferred Stock and Preferred Stock Warrants

On March 2, 2010, the Company amended its certificate of incorporation to authorize the issuance of 36,034,630 shares of Series A convertible preferred stock. On March 2, 2010, the Company also entered into a Stock Purchase Agreement and issued 33,898,990 Series A shares and warrants to purchase an additional 2,135,640 Series A shares to a third party investor at $2.95 per share. The total proceeds of $99.5 million, net of $500,000 of issuance costs, $1.3 million out of the total proceeds was allocated to the Series A warrants based on the fair value on the issuance date, and the remaining amount of $98.2 million was allocated to Series A Preferred Stock using the residual method. The proceeds from the issuance of the Series A shares were used to repurchase common stock and fully vested stock options from employees and others, see Note 9.

The fair value of the warrant to purchase the additional 2,135,640 Series A shares was estimated to be $1.3 million at the date of issuance based on the Black-Scholes-Merton option pricing model using a risk-free interest rate of 0.14%, volatility of approximately 53%, the contractual life of 0.3 years and 4% dividend rate. In accordance with applicable accounting guidance, the warrant liability was remeasured at fair value at each balance sheet date prior to exercise. The $207,000 decrease in fair value of the warrant liability as measured at March 31, 2010 compared to the initial fair value at issuance was recorded as other income (expense), net in the Company’s statement of operations in the third quarter of fiscal 2010. On June 29, 2010, holders of the warrants exercised their option to purchase 2,135,640 shares of Series A convertible preferred stock at $2.95 per share for total proceeds of $6.3 million, resulting in the reclassification of the warrant liability balance to Series A preferred stock on the Company’s consolidated balance sheet.

Liquidation Preference

Conversion.    Each share of Series A preferred stock is convertible, at the option of the holder, into shares of common stock at a rate of 1:1. The conversion of all outstanding preferred stock will occur automatically immediately prior to the completion of the sale of the Company’s common stock in a public offering underwritten on a firm commitment basis by a nationally recognized investment bank pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the aggregate proceeds received by the Company and any other selling stockholder in the offering (net of discounts, commissions and expenses) is at least $5.90 per share.

Voting Rights.    The holders of shares of the Company’s Series A preferred stock vote equally with shares of common stock on an as-if converted to common stock basis on all matters, including the election of directors. The number of authorized members of the board of directors is seven members. Of these seven members, two are elected by the holders of Series A preferred stock, voting separately as a single class.

Dividend Rights.    From the initial date of issuance of our Series A preferred stock in March 2010, the holders of our Series A shares were entitled to receive cumulative dividends at an annual rate of 4% of the original purchase

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price per share, plus all accumulated and unpaid dividends. On January 10, 2011 we amended our certificate of incorporation. At such time, we paid a onetime dividend of (i) $0.08 per Series A share issued on March 2, 2010 and (ii) $0.05 per share for each other share of our Series A preferred stock as consideration for all cumulative dividends from the initial date of issuance until January 10, 2011. After January 10, 2011, the holder of each Series A share is entitled to receive cumulative dividends of 4% of the original purchase price per share from January 10, 2011 through the payment date only upon the redemption of the Series A shares, the liquidation of our company for less than $2.95 per share of common stock or upon our default of certain contractual agreements with the holders of the Series A shares. The holders of each Series A share are also entitled to share ratably in any dividends declared and paid by the Company’s board of directors on its common stock. The Company accounts for the deemed dividends using the two class method and, as a result, its net income available to common stockholders was reduced by approximately $1.3 million and $4.3 million for fiscal 2010 and fiscal 2011, respectively.

Redemption Rights.    In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the Company is required to redeem shares of Series A preferred stock at the greater of (i) the Liquidation Value, of $2.95 per share plus all accrued and unpaid dividends or (ii) the market price of the common stock issuable upon conversion of each share of Series A preferred stock into common stock, plus all accrued and unpaid dividends. If the holders have not previously exercised the rights granted to them, the Series A preferred stock is redeemable on or after the sixth anniversary at the option of the holder. As the redemption events described above could occur and are not solely within the Company’s control, all shares of preferred stock have been presented outside of permanent equity.

NOTE 9—COMMON STOCK AND TREASURY STOCK

As of June 30, 2010 and 2011, the authorized capital of the Company includes 150,000,000 shares of common stock. As of June 30, 2010, 101,690,000 shares of common stock were issued and 65,585,680 were outstanding. As of June 30, 2011, 101,765,865 shares of common stock were issued and 62,685,955 were outstanding.

In November 2009, the Company repurchased 3,000,000 shares of common stock from a stockholder at $0.17 per share for a total of approximately $512,000.

In March 2010, the Company entered into a Stock Purchase Agreement with a third party investor, see Note 8. In connection with this Stock Purchase Agreement, the Company repurchased 33,104,320 common shares at $2.95 per share, or an aggregate consideration of $97.7 million. The Company also repurchased and subsequently cancelled options to purchase an aggregate of 794,660 shares of Company’s common stock from certain of its option holders for $2.95 per share, or an aggregate consideration of $2.3 million, less the exercise price of the repurchased options, which was approximately $29,000. The Company determined that the per share repurchase price of the common stock and options in March 2010 was above the fair value for shares of our common stock at the time of the repurchase. The fair value was determined to be $1.89, while the repurchase price was $2.95, therefore, the Company recognized $35.9 million of the $100.0 million repurchase price as compensation expense in fiscal 2010, see Note 10.

In August 2010, the Company repurchased an additional 2,975,590 shares from a stockholder at $2.44 per share for $7.25 million. These repurchased shares were recorded as treasury stock at cost.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarized these and other repurchases:

Date	Common Stock Repurchased	Options Repurchased	Per Share Purchase Price	Aggregate Consideration
				(In thousands)
November 2009	3,000,000	—	$0.17	$512
March 2010	33,104,320	794,660	$2.95	$100,000
August 2010	2,975,590	—	$2.44	$7,250
April 2011	—	75,000	$4.81	$361
May 2011	—	345,400	$5.24	$1,812

NOTE 10—STOCK PLANS

Stock Option Plans

2010 Equity Incentive Plan

In March 2010, the Company’s board of directors and stockholders approved the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan replaces the 2005 Equity Incentive Plan (the “2005 Plan”), and no further awards will be granted pursuant to the 2005 Plan. Under the terms of the 2010 Plan, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units (“RSUs”) may be granted to employees or non-employee service providers. Incentive stock options may be granted only to employees.

The maximum aggregate number of shares that may be awarded under the 2010 Plan as of June 30, 2011 was 8,000,000 shares, plus any shares subject to stock options or similar awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to (but not repurchased by) the Company.

The 2010 Plan will be administered by the board of directors or a committee of the Company’s board of directors. Subject to the terms and conditions of the 2010 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2010 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2010 Plan. Options generally vest over a four year period from the date of grant and generally expire five to ten years from the date of grant. The terms of the 2010 Plan provide that an option price shall not be less than 100% of fair market value on the date of grant.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes option and RSU activity under the 2010 Plan:

		Common Stock Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Shares reserved at plan inception	3,241,080
Options originally granted under 2005 Plan returned to 2010 Plan	33,510
RSUs granted	(501,180)
Options granted	(519,340)	519,340	$1.92

Balance, June 30, 2010	2,254,070	519,340	$1.92	9.86	$255

Options originally granted under 2005 Plan returned to 2010 Plan	542,275
RSUs granted	(112,500)
Options granted	(1,149,062)	1,149,062	$3.42
Options forfeited	231,250	(231,250)	$2.94

Balance, June 30, 2011	1,766,033	1,437,152	$2.96	9.22	$6,833

Vested and exercisable as of June 30, 2011		132,440	$1.92		$767

Vested and expected to vest as of June 30, 2011		1,437,152	$2.96	9.22	$6,833

The following table summarizes the activity of the RSUs made by the Company under the 2010 Plan:

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs granted	501,180	$1.92
Vested	—	—

Non-vested restricted stock, June 30, 2010	501,180	$1.92

RSUs granted	112,500	$5.14
Vested	(125,295)	$1.92

Non-vested restricted stock, June 30, 2011	488,385	$2.66

2005 Equity Incentive Plan

With the adoption of the 2010 Plan, no additional awards may be granted under the 2005 Plan. In February 2005, the Company’s board of directors and the stockholders approved the 2005 Plan, which was amended and restated in March 2006. The maximum aggregate number of shares that could be awarded under the 2005 Plan was 47,310,000 shares of common stock prior to the adoption of the 2010 Plan. The 2005 Plan provided for the issuance of stock options, restricted stock and stock bonuses to employees, consultants, advisors, directors and officers of the Company. The 2005 Plan is administered by the Company’s board of directors, who determined the terms and conditions for each grant. The terms of the options granted under the 2005 Plan were determined at the time of grant. The Company made use of different vesting schedules through fiscal 2009, but subsequent new grants generally vest as to 25% on the first anniversary of the date of grant and monthly thereafter over the next three years and generally have a term of 10 years from the date of grant. The option prices were determined by the Company’s board of directors.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes option activity under the 2005 Plan:

		Common Stock Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, June 30, 2008	7,630,000	6,730,000	$0.02	8.52	$2,010

Options granted	(1,500,000)	1,500,000	$0.14
Options exercised	—	(1,050,000)	$0.05

Balance, June 30, 2009	6,130,000	7,180,000	$0.04	7.64	$5,516

Options granted	(75,000)	75,000	$1.50
Options repurchased and cancelled	—	(794,660)	$0.04
Options forfeited	1,183,510	(1,183,510)	$0.07
Reduction in shares available for grant	(7,238,510)	—	—

Balance, June 30, 2010	—	5,276,830	$0.06	6.62	$12,387

Options granted	—	—
Options exercised	—	—
Options forfeited	—	(542,275)	$0.22

Balance, June 30, 2011	—	4,734,555	$0.02	5.60	$36,302

Vested and exercisable as of June 30, 2011		4,034,555	$0.04		$30,955

Vested and expected to vest as of June 30, 2011		4,734,555	$0.02	5.60	$36,302

Employee Stock-based Compensation

Stock Options

During fiscal 2009, 2010 and 2011, the Company granted 1,500,000, 594,340 and 1,149,062 stock options, respectively, to employees with a weighted-average grant date fair value of $0.30, $1.14 and $2.10 per share, respectively. As of June 30, 2011, there was unrecognized compensation costs of $2.3 million related to these stock options. The Company expects to recognize those costs over a weighted-average period of 3.0 years as of June 30, 2011. Future option grants will increase the amount of compensation expense to be recorded in these periods.

The Company estimates the fair value of employee stock options using the Black-Scholes-Merton option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted average assumptions:

	Years Ended June 30,
	2009	2010	2011

Expected term	6.1 years	6.1 years	6.1 years
Expected volatility	57%	65%	65%
Risk-free interest rate	3.2%	4.5%	4.2%
Expected dividend yield	—	—	—

Expected term.    Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company has limited historical option exercise data, the expected term of the stock options

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted to employees was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of an option’s weighted-average vesting period and its contractual term. The Company is permitted to continue using the simplified method until sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

Expected volatility.    The expected volatility was based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of the Company’s common stock.

Expected dividend yield.    The Company has never paid dividends on the Company’s common stock and does not expect to pay dividends on its common stock.

Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Fair value of common stock.    The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, its board of directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of its common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the Company’s board of directors until such time as its common stock is listed on an established stock exchange or national market system.

Forfeiture rate.    The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The absence of an active market for the Company’s common stock required the Company’s board of directors to estimate the fair value of common stock for purposes of granting options and for determining stock-based compensation expense. In response to these requirement, the Company’s board of directors estimated the fair market value of common stock at each meeting at which options were granted after consideration of all available information including the amount of cash held by the Company, valuation studies by independent third-party appraisers, the valuations of comparable companies, the hiring of key personnel, the status of the Company’s development and sales efforts, revenue growth, and additional objective and subjective factors relating to the Company’s business.

The valuations were based on estimates, judgments, and other assumptions, including selection of valuation methods, comparable companies and time to liquidity events. If different estimates or other assumptions had been used, the valuations would have been different.

Cash received from stock option exercises during the fiscal 2009, fiscal 2010 and fiscal 2011 were $362,000, $53,000 and zero, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2009, fiscal 2010 and fiscal 2011 was $802,000, zero and zero, respectively. The actual tax benefit realized from stock options exercised during fiscal 2009, fiscal 2010 and fiscal 2011 was zero, $205,000 and zero, respectively.

Restricted Stock Units

In May 2010, August 2010 and June 2011, the Company granted RSUs to certain of its management staff and an independent board member representing 501,180, 12,500 and 100,000 shares of its common stock, respectively. The

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RSUs will vest 25% on each anniversary date of the grant so as to be 100% vested on the fourth anniversary, except for the RSUs granted to an independent board member, of which RSUs one-third will vest on each anniversary date so as to be 100% vested on the third anniversary. RSUs do not have the voting rights of common stock and the shares of the underlying RSUs are not considered issued and outstanding. The total cost of the RSUs will be recognized in the statement of operations over the four year vesting period. For the years ended June 30, 2010 and 2011, the Company recorded compensation expense related to the RSUs of $33,000 and $255,000, respectively.

As of June 30, 2010 and 2011, there was unrecognized compensation costs related to restricted stock granted under the 2010 Plan of $928,000 and $1.3 million respectively. As of June 30, 2011 the unrecognized compensation cost is expected to be recognized over a weighted average period of 3.1 years.

NOTE 11—INCOME TAXES

The components of income before provision for income taxes were as follows (in thousands):

	Years Ended June 30,
	2009	2010	2011
Domestic	$19,839	$(14,731)	$24,484
Foreign	(1,893)	19,994	37,675

	$17,946	$5,263	$62,159

The components of the Company’s provision for income taxes consisted of the following:

	Years Ended June 30,
	2009	2010	2011
Current
Foreign	$(2)	$716	$978
Federal	6,394	9,530	11,005
State	1,373	2,263	1,612

Current tax expense	7,765	12,509	13,595

Deferred
Foreign	—	—	—
Federal	256	(1,392)	(912)
State	36	(398)	(251)

Deferred tax expense	292	(1,790)	(1,163)

Provision for income taxes	$8,057	$10,719	$12,432

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	June 30,
	2010	2011
Deferred tax assets
Deferred revenue	$1,439	$525
Allowance for Doubtful Accounts	345	253
Stock-based compensation	127	529
Warranty	68	89
Accrued expenses	—	364
Other	113	25

Total deferred tax assets	2,092	1,785

Deferred tax liabilities
Cumulative change in accounting method	(2,076)	(1,020)
Other	(962)	(548)

Total deferred tax liabilities	(3,038)	(1,568)

Net deferred tax assets (liabilities)	$(946)	$217

	June 30,
	2009	2010	2011
Statutory rate	35%	35%	35%
Stock-based compensation	—	233%	—%
State tax expense	5%	23%	1%
Tax rate differential, foreign income	5%	(120)%	(20)%
Foreign credits	—	(8)%	—%
Federal research and development credits	—	(6)%	(1)%
Other permanent items	—	36%	5%
Non-deductible penalties	—	11%	—%

Effective tax rate	45%	204%	20%

Excluding the effects of the Summit transaction, domestic income before provision for income taxes was higher in fiscal 2009 as compared to fiscal 2010. In fiscal 2010, stock-based compensation incurred from common stock repurchased in connection with the Summit transaction in March 2010 was not tax deductible, resulting in a decrease in domestic income but no tax benefit. The Company had increased foreign operations in fiscal 2011 as compared to fiscal 2010 and in fiscal 2010 as compared to fiscal 2009, generating more income on a comparative year over year basis in foreign jurisdictions that have lower tax rates than the U.S.

The Company adopted FASB Accounting Standards Codification 740-10-25 on July 1, 2008. As a result of the implementation, the Company did not recognize any adjustments to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet. As of the date of the adoption, the Company had no accrued interest and/or penalties. The Company does not anticipate a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

U.S. income and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries have not been provided on $55.8 million of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely outside of the United States. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company may be subject to additional U.S. income taxes and foreign withholding taxes.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax years 2008 through 2011 are subject to examination by the federal tax authorities. There are no income tax examinations currently in process.

Tax years 2007 through 2011 are subject to examination by the state tax authorities. There are no income tax examinations currently in process.

Uncertain Tax Positions

Effective July 1, 2008, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company’s consolidated financial statements. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended June 30, 2009, 2010 and 2011 consist of the following:

	Years Ended June 30,
	2009	2010	2011
	(In thousands)
Unrecognized benefit—beginning of period	$94	$264	$762
Gross increases—current year tax positions	170	498	1,258

Unrecognized benefit—end of period	$264	$762	$2,020

The entire amount of any unrecognized tax benefits would impact the Company’s effective tax rate if recognized.

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax periods 2007 through 2011 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or foreign jurisdiction.

NOTE 12—REVENUES BY GEOGRAPHY

The Company generally ships product directly from its manufacturers to its distributors in Hong Kong, who in turn ship to other locations throughout the world. The Company has determined the geographical distribution of product revenues based on ship-to destinations.

Revenues by geography were as follows:

	Years Ended June 30,
	2009	2010	2011
	(In thousands)

North America(1)	$28,476	$56,995	$61,920
South America	3,916	13,520	50,824
EMEA	27,801	55,089	68,297
APAC	2,928	11,348	16,833

Total revenues	$63,121	$136,952	$197,874

(1)	Revenue for the United States was $28.2 million, $56.2 million and $60.0 million for the years ended June 30, 2009, 2010 and 2011, respectively.

NOTE 13—401(k) BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan. It matches 1% of the first 4% of an employee’s compensation contributed to the plan. The Company’s contributions to the plan were $10,000, $20,000 and $28,000 for the years ended June 30, 2009, 2010 and 2011, respectively.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—RELATED PARTY TRANSACTIONS

The Company received repayments of $753,000 related to notes receivables from stockholders in 2009. These repayments related primarily to a promissory note with a principal amount of $417,000 dated March 31, 2006 in connection with a stock purchase and two promissory notes with an aggregate principal amount of $362,000 dated January 1, 2008 in connection with the exercises of stock options. All of the respective promissory notes earned interest at the rate of 5% per annum.

As of June 30, 2009 the Company had a note receivable from a stockholder with a principal amount of $53,000. This balance related to a promissory note dated July 1, 2008 in connection with the exercise of stock options. The balance, including both the principal and accrued interest of $56,000 was repaid during fiscal 2010. There were no notes receivable outstanding as of June 30, 2010 or 2011.

During fiscal 2009, the Company paid Layout Xpress, a company owned by the Company’s former director and current employee Patrick Jabbaz, $320,000 in exchange for providing the Company with consulting and design services.

NOTE 15—SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 16, 2011 which is the date the annual consolidated financial statements set forth herein were issued. For the reissuance of the annual consolidated financial statements such evaluation was performed through October 3, 2011.

Subsequent to June 30, 2011, the compensation committee of the board of directors granted stock options to purchase 120,000 shares of common stock. The stock options were granted with a weighted average exercise price of $8.36 per share and vest over four years.

In July 2011, the Company repurchased an aggregate of 12,041,700 shares of the Company’s Series A preferred stock from entities affiliated with Summit Partners, L.P., one of the Company’s major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. On September 15, 2011, $34.0 million was paid against the notes reducing the aggregate principal amount outstanding to $34.0 million. The interest rate on the notes starts at 5% per annum and increases by two percentage points every three months until it reaches 9% in January 2012. The notes may be prepaid without penalty prior to April 21, 2012, and must be paid in the event of our initial public offering or third party financing prior to April 21, 2012. The notes mature on July 21, 2021. The unpaid principal on the notes is convertible into shares of Series A preferred stock at $8.97 per share at any point after July 21, 2012. The difference between the repurchase price and the carrying value of the repurchased preferred stock on June 30, 2011 was $59.0 million. Such difference will be debited to available retained earnings with the remaining amount debited to additional paid-in capital and will reduce the net income attributable to common stock shareholders resulting in a reduction of basic and diluted net income per share.

On September 15, 2011, the Company entered into a Loan and Security Agreement with East West Bank, or the “EWB Loan Agreement”. The EWB Loan Agreement consists of a $35.0 million term loan facility and a $5.0 million revolving line of credit facility. The term loan matures on September 15, 2016 with principal and interest to be repaid in 60 monthly installments. The Company used $34.0 million of the term loan to repay a portion of the outstanding convertible subordinated promissory notes held by entities affiliated with Summit Partners, L.P. to pay down the aggregate amount owed under the promissory note to $34.0 million. The $5.0 million revolving line of credit may be drawn at any time prior to September 15, 2013. The amounts outstanding under both the term loan and the revolving line of credit facility may be voluntarily prepaid at any time without premium or penalty, subject to certain conditions. Interest will accrue on the outstanding principal amount of the term loan at a rate per annum equal to an adjusted LIBOR rate (based on one, two or three month interest periods) plus a

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

spread of either 2.50% or 3.00%, which spread shall be determined based on the debt service ratio for the preceding four fiscal quarter period. Interest will accrue on the drawn portion of the revolving credit facility at the prime rate plus a spread of 0.25%, provided that such rate shall not be less than the one-month adjusted LIBOR rate plus a spread of 1.00%, and will be paid monthly. The Company is required to pay a commitment fee of 0.15% per annum on the undrawn portion of the revolving credit facility on a quarterly basis. The EWB Loan Agreement includes customary covenants, including financial reporting requirements and compliance with a debt service coverage ratio and a total leverage ratio, and customary events of default. The Company’s obligations under the EWB Loan Agreement are secured by a first priority security position on substantially all of our current and future assets, subject to certain exceptions (including a negative pledge on our intellectual property) and permitted liens.

Subsequent to the end of the most recent fiscal year, there has been a significant development in the Export Compliance Matter discussed in Note 7 to the Consolidated Financial Statements. In August 2011, the Company received a warning letter from the OEE stating that the OEE had not referred the findings of the Company’s review for criminal or administrative prosecution of the Company and had closed the investigation of the Company without penalty. While this resolves any potential claim from the OEE, the OFAC investigation into the Export Compliance Matter is still pending and the Company cannot predict when OFAC will complete their review or conclude on the imposition of possible penalties.

On September 30, 2011, the Company’s board of directors and its stockholders approved the amendment to its certificate of incorporation to effect a 2.5 for one forward stock split of the Company’s common and preferred stock and change the amount of authorized common shares from 96,000,000 to 150,000,000. The amendment to the certificate of incorporation was filed October 3, 2011. All information related to common stock, preferred stock, stock options, RSUs and earnings per share, as well as all references to preferred stock or preferred stock warrants as converted into common stock, has been retroactively adjusted to give effect to the 2.5 for one forward stock split.

NOTE 16—SUBSEQUENT EVENTS (UNAUDITED)

On September 30, 2011, the Company’s board of directors approved the amendment and restatement of the Company’s certificate of incorporation to increase the number of authorized shares of its common stock to 500,000,000 shares. The Company’s board of directors also approved the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. These amendments to the Company’s certificate of incorporation were approved by its stockholders on September 30, 2011 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in connection with the completion of the offering to which this prospectus relates.

On September 30, 2011, the Company’s board of directors and stockholders approved, and the following actions will occur, immediately prior to the time the SEC declares the registration statement, of which this prospectus forms a part, effective:

▪

amendment and restatement of 2010 Equity Incentive Plan. The Company will reserve 8,000,000 shares of common stock for issuance under the 2010 Equity Incentive Plan. On the first day of each fiscal year, starting with July 1, 2012, the number of shares in the reserve will increase by the lesser of 8,000,000 shares of common stock; 5% of the Company’s outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the board of directors. The plan will terminate in February 2021, unless the board of directors terminates it sooner.

▪

approval of the Company’s form of amended and restated indemnification agreement that the Company’s directors and officers will enter into in connection with this offering. Approval of an amendment and restatement of the Company’s bylaws, which adopts a classified board of directors; eliminates actions by written consent of stockholders; imposes advance notice requirements for stockholder proposals; revises the

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

procedures for the filling of vacancies on the board of directors and provides that directors may only be removed for cause; provides that special meetings of the stockholders may only be called by a majority of the board of directors, the chairman of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer); and provides that any future amendment to the foregoing provisions must be approved by the holders of at least 66 2/3% of the Company’s then outstanding common stock.

UBS Investment Bank	Deutsche Bank Securities	Raymond James

Pacific Crest Securities	ThinkEquity LLC